Exhibit 99.1

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED
DECEMBER 31, 2011

AURICO GOLD INC.
ANNUAL INFORMATION FORM
TABLE OF CONTENTS

PRELIMINARY NOTES	4

Reporting Currency, Financial and Information	4
Cautionary Notes Regarding Forward Looking Statements	4
Scientific and Technical Information	5

CORPORATE STRUCTURE	5

Incorporation	5
Subsidiaries	6

GENERAL DEVELOPMENT OF THE BUSINESS	6

Three Year History	6
Significant Acquisitions	7

NARRATIVE DESCRIPTION OF BUSINESS	7

General	7
Production and Total Cash Costs	8
Mineral Reserves and Mineral Resources	9
Mineral Reserve and Mineral Resource Estimates	11
Sampling and Analysis, Data Verification	14
Uses of Gold	15
Markets, Sales and Refining	15
Employees and Labour Relations	15
Cycles	15
Competitive Conditions	15
Environmental Protection	15
Foreign Operations	15

MINERAL PROPERTIES	16

Ocampo, Chihuahua, Mexico	16
The El Cubo Mine, Guanajuato, Mexico	24
El Chanate, Sonora, Mexico	29
Young-Davidson, Matachewan, Ontario, Canada	32
Fosterville, Victoria, Australia	39
Stawell, Victoria, Australia	48
Guadalupe y Calvo, Chihuahua, Mexico	55
Kemess Underground Project, British Columbia, Canada	56
Other Exploration Projects	57

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TAXES	57

RISK FACTORS	58

DESCRIPTION OF CAPITAL STRUCTURE	70

MARKET FOR SECURITIES	71

ESCROWED SECURITIES	71

DIRECTORS AND OFFICERS	71

CORPORATE GOVERNANCE	73

AUDIT COMMITTEE INFORMATION	73

LEGAL PROCEEDINGS	76

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS	77

TRANSFER AGENT AND REGISTRAR	77

MATERIAL CONTRACTS	77

INTERESTS OF EXPERTS	77

ADDITIONAL INFORMATION	77

SCHEDULE “A” – AUDIT COMMITTEE MANDATE	79

SCHEDULE “B” – GLOSSARY OF TERMS	82

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PRELIMINARY NOTES

Reporting Currency, Financial and Information

All currency amounts in this 2011 Annual Information Form (“AIF”) of AuRico Gold Inc. (“AuRico”, or the “Corporation”) are expressed in United States dollars (“USD”), unless otherwise indicated. References to “CAD” are to Canadian dollars, references to “A$” are to Australian dollars and references to “Pesos” are to Mexican Pesos. For CAD to USD, the average exchange rate for 2011 and the exchange rate at December 31, 2011 were 1.0117 and 0.9833 CAD per one USD, respectively. For A$ to USD, the average exchange rate for 2011 and the exchange rate at December 31, 2011 were one A$ per 0.9921 and 1.025 USD, respectively. For Pesos to USD$, the average exchange rate for 2011 and the exchange rate at December 31, 2011, were one Peso per 0.08044 and 0.07166 USD, respectively.

On January 1, 2011, the Corporation adopted International Financial Reporting Standards (“IFRS”), using a transition date of January 1, 2010 to accommodate comparative periods. As a result, the annual financial statements for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Prior to January 1, 2011, the Corporation prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”).

The Accounting Standards Board (“AcSB”) adopted IFRS as Canadian GAAP for publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. The Company reported its first consolidated financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting, with accounting policies consistent with IFRS for the three months ended March 31, 2011, with comparative figures for the corresponding period for 2010. In addition, the adoption date of January 1, 2011 required the restatement, for comparative purposes, of amounts reported by the Company for its year ending December 31, 2010, and restatement of the opening balance sheet as at January 1, 2010. In March 2012, the Company filed its first audited consolidated annual financial statements prepared in accordance with IFRS for the period ended December 31, 2011.

The annual financial statements are available electronically from the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and from the U.S. Securities and Exchange Commission’s (the “SEC”) Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

Cautionary Notes Regarding Forward Looking Statements

This AIF contains certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by AuRico including those related to future financial and operating performance and those related to AuRico’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production; capital expenditures; costs and timing of construction; the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled “Risk Factors” in this AIF, under the heading “Risks and Uncertainties” in AuRico’s 2011 Annual Report and in the Corporation’s other documents filed with the Canadian Securities Commissions and the SEC, should be reviewed in conjunction with this document. Readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law. The Corporation may, from time to time, make oral forward-looking statements. The Corporation advises that the above paragraph and the risk factors described in this AIF and in the Corporation’s other documents filed with the Canadian Securities Commissions and the SEC should be read for a description of certain factors that could cause the actual results of the Corporation to materially differ from those in the oral forward-looking statements. The Corporation disclaims any intention or obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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Scientific and Technical Information

The disclosure in this AIF of a scientific or technical nature is based on technical reports for these properties prepared by one or more “Qualified Persons” (each, a “Qualified Person”) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators. A Qualified Person is defined in NI 43-101 as an individual who (i) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; (ii) has experience relevant to the subject matter of the mineral project and the technical report; and (iii) is a member or licensee in good standing of a professional association.

This AIF uses the terms “proven” and “probable” reserves and “measured”, “indicated” and “inferred” resources, each as defined under NI 43-101. United States investors are advised that while such terms are recognized and required by Canadian regulators, the SEC does not recognize them. Inferred resources have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred resource exists, or is economically or legally mineable.

AuRico’s mineral reserve and resource estimates have been prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101. Although AuRico has prepared and verified the mineral reserve figures set out in this AIF, such figures are estimates, in part, based on forward-looking information. Estimated reserves may have to be recalculated based upon actual production experience. Fluctuations in the price of gold, production costs or recovery rates may render the reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Notes Regarding Forward-Looking Statements”.

Mineral resources are not mineral reserves and do not have demonstrated economic viability, but they do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resource. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity and to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to them. There is no certainty that mineral resources of any category will be upgraded to mineral reserves.

CORPORATE STRUCTURE

Incorporation

AuRico Gold has its registered and executive office located at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4. The Corporation’s common shares are listed on the Toronto Stock Exchange (TSX: AUQ), the New York Stock Exchange (NYSE: AUQ) and the Berlin Stock Exchange (BSX: GL7)

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The Corporation was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.” By Articles of Amendment dated April 17, 1998, the Corporation changed its name to, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis. By Articles of Amendment dated June 7, 2007, the Corporation changed its name to, “Gammon Gold Inc.” By Articles of Amendment dated June 9, 2011, the Corporation changed its name to its current name, “AuRico Gold Inc.” and by Articles of Continuance dated August 26, 2011; the Corporation changed its province of jurisdiction to Ontario. AuRico was amalgamated with Northgate Minerals Corporation (“Northgate”) under the Business Corporations Act (Ontario) pursuant to Articles of Amalgamation dated October 31, 2011.

Subsidiaries

The table below provides details with respect to the Corporation’s material subsidiaries:

Name of Subsidiary (1)	Percentage of Voting Securities Owned	Jurisdiction of Incorporation or Organization
AuRicoGold de México, S.A. de C.V.(2)	100% (indirect)	Mexico
Compañia Minera del Cubo, S.A. de C.V.(3)	100% (indirect)	Mexico
Metales Interamericanos, S.A. de C.V.(4)	100% (indirect)	Mexico
AuRicoGold GYC, S.A de C.V. (5)	100% (indirect)	Mexico
Nayarit Gold de Mexico, S.A. de C.V.(6)	100% (indirect)	Mexico
Fosterville Gold Mine Pty Ltd.(7)	100% (indirect)	Australia
Stawell Gold Mines Pty Ltd.(8)	100% (indirect)	Australia

Notes:

1.	AuRico Gold Inc. and all of its subsidiaries are sometimes referred to collectively in this document as the “Corporation”.
2.	Referred to in this document as “AuRicoGold de Mexico”
3.	Referred to in this document as “Minera El Cubo”.
4.	Referred to in this document as “Metales” .
5.	Referred to in this document as “AuRicoGold GYC”
6.	Referred to in this document as “Nayarit Mexico”
7.	Referred to in this document as “Fosterville”
8.	Referred to in this document as “Stawell”

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

During the past three years, the Corporation has been focused on the exploration and development of its mineral interests and the production of gold and silver at Ocampo and El Cubo. Other significant developments in AuRico’s business over the last three fiscal years include:

  Increases to Mineral Reserves and Resources – The Proven and Probable Reserves of the Corporation have increased over 180% after depletion, since the end of fiscal 2008, moving from 3.1 to 8.8 million gold equivalent ounces, calculated using a gold to silver ratio of 55:1, through a series of successful exploration initiatives and strategic acquisitions. In addition, Measured and Indicated Resources have increased approximately 800% since the end of fiscal 2008, moving from 0.7 to 6.3 million eAu ounces. The Corporation believes that, as a result, it is now well positioned for continued growth and increased profitability.

  Northgate Acquisition – On October 26, 2011, AuRico completed its acquisition of Northgate Minerals (“Northgate”), positioning the Corporation to be a leading Canadian gold producer with a diversified portfolio with five operating mines, and a sixth, Young-Davidson, schedule to commence production in Q1 2012. The Northgate acquisition was carried out by way of a plan of arrangement pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia as well as the shareholders of both AuRico and Northgate. See “Significant Acquisitions” below.

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  Capital Gold Acquisition – On April 8, 2011, AuRico acquired Capital Gold Corporation (“Capital Gold”), a Mexican gold and silver producer and owner of, among other things, El Chanate. The acquisition of Capital Gold significantly increased AuRico’s gold production and nearly doubled its gold reserves, while strengthening the Corporation’s position as a leading, low cost, diversified gold producer focused on Mexico. See “Significant Acquisitions”, below.

  Corporate Finance - In the last three years, the Corporation completed a public offering of common shares for gross proceeds of $115,041,400 completed in 2009. The offering was sold on a bought deal basis to a syndicate of underwriters led by BMO Nesbitt Burns Inc., UBS Securities Canada Inc. and included Dundee Securities Corporation, Macquarie Capital Markets Canada Ltd., Canaccord Capital Corporation and Research Capital Corporation. In addition, 1,686,000 common shares were issued pursuant to the full exercise of the over-allotment option. In addition, on October 21, 2011, the Corporation’s revolving credit facility was expanded to $100 million. The expanded credit facility is held entirely with the Bank of Nova Scotia and carries an interest rate of LIBOR plus 3.00% to 3.50%. The facility matures on November 4, 2014 and may be extended upon mutual agreement by all parties. No payments under the facility are due until the maturity date. As of December 31, 2011, the Corporation had drawn $61,380,000 under the revolving facility and had issued a $1,000,000 letter of credit against the facility, leaving a total of $37,620,000 available for future funding.

Significant Acquisitions

As noted above, on October 26, 2011, the Corporation completed the acquisition of Northgate. For each common share of Northgate held, Northgate shareholders received 0.365 common shares of the Corporation, which resulted in the issuance of 106,729,666 AuRico common shares. As a result of the Northgate transaction, AuRico acquired a 100% ownership interest in Young-Davidson, Fosterville and Stawell, and the Kemess underground development project in Northern British Columbia, Canada.

Also as noted above, on April 8, 2011, the Corporation completed the acquisition of Capital Gold. For each common share of Capital Gold held, Capital Gold shareholders received 0.5209 common shares of the Corporation and a cash payment of $1.09. In connection with the Capital Gold transaction the Corporation issued 32,796,771 AuRico common shares and made an aggregate cash payment of $68.6 million to Capital Gold shareholders. As a result of the Capital Gold acquisition, the Corporation now owns and operates the El Chanate gold mine located in Sonora, Mexico as well as the Orion development project in Nayarit, Mexico.

NARRATIVE DESCRIPTION OF BUSINESS

General

AuRico is a Canadian based gold and silver producer with operations, development projects and exploration properties in Canada, Mexico and Australia. AuRico’s primary assets are Young-Davidson, a gold mine near the town of Kirkland Lake, Ontario (“Young-Davidson”); Ocampo, a gold mine located in the State of Chihuahua, Mexico (“Ocampo”); El Chanate, a gold and silver mine located in Sonora State, Mexico (“El Chanate”); El Cubo, a gold and silver mine located in Guanajuato State, Mexico (“El Cubo”); Fosterville, a gold mine in the state of Victoria, Australia (“Fosterville”); Stawell, a gold mine in the state of Victoria, Australia (“Stawell”); and the Kemess Underground project (defined below) in northern British Columbia, Canada (“Kemess”).

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Production and Total Cash Costs

On January 1, 2011, the Company adopted International Financial Reporting Standards (“IFRS” or “GAAP”), using a transition date of January 1, 2010 to accommodate comparative periods. As a result, the consolidated financial statements for the year ended December 31, 2011 have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, including International Financial Reporting Standard 1, First-time Adoption of International Financial Reporting Standards. Prior to January 1, 2011, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

Summarized Annual Financial and Operating Results

(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

		Year Ended
		December 31, 2011
Gold ounces sold(6)		180,740
Silver ounces sold(6)		4,516,975
Gold equivalent ounces sold (realized)(1)(6)		282,182
Gold equivalency ratio (realized)(4)(6)		46
Gold ounces produced(6)		187,423
Silver ounces produced(6)		4,728,151
Gold equivalent ounces produced (realized)(1)(6)		293,760
Revenue from mining operations(6)		$401,901
Production costs, excluding amortization and depletion(6)		$125,870
Earnings from operations(6)		$197,701
Net earnings from continuing operations		$161,312
Net earnings from discontinued operations		$15,547
Total net earnings		$176,859
Net earnings per share from continuing operations, basic		$0.88
Net earnings per share from discontinued operations, basic		$0.08
Total net earnings per share, basic		$0.96
Net earnings per share from continuing operations, diluted		$0.74
Net earnings per share from discontinued operations, diluted		$0.08
Total net earnings per share, diluted		$0.82
Operating cash flow from continuing operations		$160,258
Operating cash flow from discontinued operations		$21,566
Total operating cash flow		$181,824
Net free cash flow from continuing operations(2)		$(69,766)
Net free cash flow from discontinued operations(2)		$4,204
Total net free cash flow(2)		$(65,562)
Total cash		$179,444
Cash dividends declared	$	Nil
Total cash costs per gold equivalent ounce (realized)(2)(5)(6)		$501
Total cash costs per gold ounce(2)(6)		$(92)
Average realized gold price per ounce		$1,599
Average realized silver price per ounce		$34.97
Gold equivalent ounces sold (55:1)(3)(6)		262,867
Gold equivalent ounces produced (55:1)(3)(6)		273,389
Total cash costs per gold equivalent ounce (55:1)(2)(3)(5)(6)		$538

Notes:

1.	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
2.	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.
3.	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long-term gold equivalency ratio of 55:1.
4.	Silver ounce equal to one gold ounce.
5.

Cash costs for the Ocampo mine, the El Cubo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate, Fosterville, and Stawell mines are calculated on a per gold ounce basis, using by-product revenues as a cost credit.

6.

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs and earnings from operations are exclusive of discontinued operations as the financial results and balances of these operations are presented separately on the Consolidated Balance Sheets and Consolidated Statements of Operations as at and for the year ended December 31, 2011.

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Summarized Annual Financial and Operating Results by Reportable Segment

(in thousands, except ounces and total cash costs)

	2011	2011	2011		2011
	Mexico	Canada	Australia		Other
	(US$)	(US$)	(US$)	(3)	(US$)
Gold ounces sold	152,407	-	28,333		-
Silver ounces sold	4,516,975	-	-		-
Gold equivalent ounces sold (realized)(1)	253,849	-	28,333		-
Gold ounces produced	157,543	-	29,880		-
Silver ounces produced	4,728,151	-	-		-
Gold equivalent ounces produced (realized)(1)	263,880	-	29,880		-
Revenue from mining operations	$401,794	-	$48,214		$107
Production costs	$125,870	-	$29,459		-
Refining costs	$2,063	-	$121		-
Impairment (reversals) / charges	$(109,493)	-	-		$59,973
Net earnings from operations	$305,544	-	$15,574		$(107,843)
Total cash costs per gold equivalent ounce (realized)(2)	$461	-	$861		-

Notes:

1.	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
2.	See the Non-GAAP Measures section on page 26 of the Management’s Discussion and Analysis for the year ended December 31, 2011.
3.	Financial information for the Company’s Australian segment are presented separately as discontinued operations on the Consolidated Statements of Operations for the year ended December 31, 2011.

Mineral Reserves and Mineral Resources

Definitions

The estimated mineral reserves and mineral resources for AuRico’s properties have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definitions Adopted by CIM Council on December 11, 2005 (the “CIM Standards”) which were adopted by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (the “Instrument”). The following definitions are reproduced from the CIM Standards: A mineral resource is a concentration or occurrence of a natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that is has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geologic confidence, into inferred, indicated and measured categories.

An inferred mineral resource means that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

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An indicated mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A measured mineral resource means that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

A mineral reserve means the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

A probable mineral reserve means the economically mineable part of an indicated mineral resource and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

A proven mineral reserve means the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

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Mineral Reserve and Mineral Resource Estimates

The following tables set forth the estimated mineral reserves and mineral resources attributable to interests held by AuRico for each of its properties:

	Proven Reserves							Probable Reserves
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equiv	Ounces	Ounces	Equiv.	(000's)	(g/t)	(g/t)	Equiv.	Ounces	Ounces	Equiv.
				(g/t)	(000's)	(000's)	(000's)				(g/t)	(000's)	(000's)	(000's)
Ocampo - Open Pit	23,647	0.45	18	0.78	339	13,613	590	45,242	0.37	15	0.64	543	21,410	937

Ocampo - Underground	3,473	2.78	128	5.15	311	14,347	575	2,425	1.91	93	3.63	149	7,268	283

Total Ocampo	27,120	0.75	32	1.34	650	27,960	1,164	47,666	0.45	19	0.80	692	28,678	1,220

Total El Cubo	2,238	1.84	114	3.89	132	8,199	280	3,152	1.88	102	3.72	190	10,313	377

Total - El Chanate	41,783	0.63	-	-	851	-	851	19,745	0.68	-	-	433	-	433

Young-Davidson - Surface	4,173	1.40	-	-	188		186	3,394	1.27	-	-	139		139
						-							-
Young-Davidson - Underground	5,799	3.05	-	-	568		568	33,259	2.75	-	-	2,936		2,936
						-							-
Total Young-Davidson	9,972	2.36	-	-	756	0	754	36,653	2.61	-	-	3,075	-	3,075

AuRico - North America	81,113	0.92	14	1.17	2,389	36,159	3,050	107,217	1.27	11	1.48	4,391	38,991	5,105

Fosterville	560	7.02	-	-	126	-	126	1,851	4.00	-	-	238	-	238

Stawell - Surface	-	-	-	-				120	0.80	-	-	3		3
					-	-	-						-
Stawell - Underground	95	3.75	-	-	11		11	756	3.81	-	-	93		93
						-							-
Total - Stawell	95	3.60	-	-	11	-	11	876	3.41	-	-	96	-	96

AuRico - Australia	655	6.52	-	6.52	137	-	137	2,727	3.81	-	3.81	334	-	334

AuRico - Total	81,769	0.96	14	1.21	2,527	36,159	3,187	109,944	1.34	11	1.54	4,725	38,991	5,439

	Total Proven and Probable Reserves
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equiv.	Ounce	Ounce	Equiv. Oz
				(g/t)	(000's)	(000's)	(000's)
Ocampo - Open Pit	68,889	0.40	16	0.69	882	35,023	1,527

Ocampo - Underground	5,897	2.42	114	4.52	460	21,615	857

Total Ocampo	74,786	0.56	24	0.99	1,342	56,638	2,384

Total El Cubo	5,390	1.86	107	3.79	322	18,512	657

Total - El Chanate	61,528	0.65	-	-	1,285	-	1,285

Young- Davidson - Surface	7,567	1.34			327		327
			-	-		-
Young-Davidson - Underground	39,058	2.79	-	-	3,504	-	3,504

Total Young-Davidson	46,625	2.56	-	-	3,831	-	3,831

AuRico - North America	188,330	1.12	12	1.35	6,780	75,150	8,157

Fosterville	2,411	4.70	-	-	364	-	364

Stawell - Surface	120	0.80			3		3
			-	-		-
Stawell - Underground	851	3.80			104		104
			-	-		-
Total - Stawell	971	3.43	-	-	107	-	107

AuRico - Australia	3,382	4.33	-	4.33	471	-	471

AuRico - Total	191,712	1.18	12	1.40	7,251	75,150	8,628

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	Measured Resources							Indicated Resources
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equivalent	Ounces	Ounces	Equiv. Oz	(000's)	(g/t)	(g/t)	Equivalent	Ounces	Ounces	Equiv. Oz
				(g/t)	(000's)	(000's)	(000's)				(g/t)	(000's)	(000's)	(000's)
Ocampo - Open Pit	9,552	0.33	20	0.69	101	6,121	212	20,555	0.20	8	0.35	130	5,430	229

Ocampo - Underground	607	1.37	64	2.53	27	1,255	49	495	1.07	50	1.98	17	801	32

Total Ocampo	10,158	0.39	23	0.80	128	7,376	262	21,050	0.22	9	0.39	147	6,231	261

Total El Cubo	337	1.10	65	2.27	12	701	25	3,874	2.07	61	3.17	257	7,600	395

El Chanate	1,162	0.38	-	-	14	-	14	1,652	0.44	-	-	23	-	23

Young-Davidson - Surface	739	2.02	-	-	48		48	3,499	1.26	-	-	142		142
						-							-
Young-Davidson -Underground	1,527	3.01	-	-	148	-	148	8,864	2.17	-	-	619	-	619

Total Young-Davidson	2,266	2.69	-	-	196	-	196	12,363	1.91	-	-	761	-	761

Orion	-	-	-	-	-	-	0	1,107	3.36	309	9.27	130	11,006	330

Kemess Underground	-	-	-	-	-	-	0	136,500	0.56	-	-	2,610	-	2,610

Guadalupe y Calvo	-	-	-	-	-	-	0	2,523	1.55	93	3.25	126	7,585	264

AuRico - North America	13,924	0.78	18	1.11	349	8,076	496	179,069	0.70	6	0.81	4,055	32,421	4,644

Fosterville - Surface	2,294	2.19	-	-	162		162	6,468	1.41	-	-	293		293
						-							-
Fosterville - Underground	41	6.12	-	-	8		8	2,728	5.26	-	-	461		461
						-							-
Fosterville - Total	2,335	2.26	-	-	170	-	170	9,195	2.55	-	-	754	-	754

Stawell - Surface		-	-	-			0	3,134	2.16	-	-	218		218
	-				-	-							-
Stawell - Underground		-	-	-			0	598	3.86	-	-	74		74
	-				-	-							-
Total - Stawell	-	-	-	-	-	-	0	3,732	2.43	-	-	292	-	292

AuRico - Australia	2,335	2.26	-	2.26	170	-	170	12,927	2.52	-	2.52	1,046	-	1,046

AuRico - Total	16,259	0.99	15	1.27	519	8,076	666	191,996	0.83	5	0.92	5,101	32,421	5,690

	Total Measured and Indicated Resources
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equivalent	Ounces	Ounces	Equiv. Oz
				(g/t)	(000's)	(000's)	(000's)
Ocampo - Open Pit	30,106	0.24	12	0.46	231	11,551	441

Ocampo - Underground	1,102	1.23	58	2.29	44	2,056	81

Total Ocampo	31,208	0.27	14	0.52	275	13,607	522

Total El Cubo	4,211	1.99	61	3.10	269	8,300	420

El Chanate	2,814	0.42	-	-	38	-	38

Young- Davidson - Surface	4,238	1.39	-	-	190		190
						-
Young-Davidson - Underground	10,391	2.30	-	-	767		767
						-
Total Young-Davidson	14,629	2.03	-	-	956	-	956

Orion	1,107	3.36	309	9.27	130	11,006	330

Kemess Underground	136,500	0.56	-	-	2,610	-	2,610

Guadalupe y Calvo	2,523	1.55	93	3.25	126	7,585	264

AuRico - North America	192,993	0.71	7	0.83	4,405	40,498	5,140

Fosterville - Surface	8,761	1.41	-	-	454		454
						-
Fosterville - Underground	2,769	5.26	-	-	469		469
						-
Fosterville - Total	11,530	2.49	-	-	924	-	924

Stawell - Surface	3,134	2.16	-	-	218		218
						-
Stawell - Underground	598	3.86	-	-	74		74
						-
Total - Stawell	3,732	2.43	-	-	292	-	292

AuRico - Australia	15,262	2.48	-	2.48	1,216	-	1,216

AuRico - Total	208,255	0.84	6	0.95	5,620	40,498	6,356

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	Copper Resources
	Tonnes	Copper	Copper
	(000’s)	(%)	Pounds
Kemess Underground			(000's)
Indicated	136,500	0.29	861,000
Inferred	6,000	0.22	30,000

	Inferred Resources
	Tonnes	Gold	Silver	Gold	Gold	Silver	Gold
	(000's)	(g/t)	(g/t)	Equivalent	Ounces	Ounces	Equiv. Oz
				(g/t)	(000's)	(000's)	(000's)
Ocampo - Surface	27,068	0.40	20	0.77	347	17,822	671

Ocampo - Underground	4,041	3.75	232	7.97	488	30,116	1,035

Total Ocampo	31,109	0.83	48	1.71	835	47,938	1,706

Total El Cubo	7,198	2.37	115	4.46	548	26,682	1,031

El Chanate	549	0.46	-	-	8	-	8

Young-Davidson - Surface	3,515	1.26	-	-	142	-	142

Young-Davidson - Underground	14,784	2.71	-	-	1,289	-	1,289

Total Young- Davidson	18,299	2.43	-	-	1,431	-	1,431

Orion	181	3.33	95	4.98	19	550	29

Kemess Underground	6,000	0.42	-	-	90		90
						-
Guadalupe y Calvo	1,832	1.13	74	2.48	67	4,357	146

AuRico - North America	65,168	1.43	38	2.12	2,998	79,528	4,441

Fosterville - Surface	2,554	1.51	-	-	124	-	124

Fosterville - Underground	2,490	4.41	-	-	353	-	353

Fosterville - Total	5,045	2.94	-	-	477	-	477

Stawell – Surface	39	1.57	-	-	2	-	2

Stawell - Underground	916	4.85	-	-	143	-	143

Total – Stawell	955	4.72	-	-	145	-	145

AuRico - Australia	6,000	3.22	-	3.22	622	-	622

AuRico – Total	71,168	1.58	35	2.21	3,620	79,528	5,063

Notes to Reserves and Resources:

  Mineral Reserves and Resources have been stated as at December 31, 2011.
  AuRico acquired Capital Gold Corporation, including the El Chanate and Orion properties, in April 2011. AuRico acquired Northgate Minerals Corporation, including the Young-Davidson, Fosterville, Stawell and Kemess properties, in October 2011.
  Gold equivalent calculations for Ocampo and El Cubo use the reserve metal prices of $1,250/oz for gold and $23.00/oz for silver, for a gold to silver ratio of 54.35:1. Individual process recoveries are not factored into the gold to silver ratio calculation.
  Gold equivalent calculations for Ocampo, El Cubo, Orion and Guadalupe y Calvo, use the resource metal prices of $1,450/oz for gold and $26.35/oz for silver for a gold to silver ratio of 55.03:1. Individual process recoveries are not factored into the gold to silver ratio calculation.
  Mineral Resources are in addition to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability when calculated using Mineral Reserve assumptions.
  Reserves have been calculated in accordance with NI 43- 101, as required by Canadian securities regulatory authorities. In addition, while the terms “Measured”, “Indicated and “Inferred” Mineral Resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC, and Mineral Resources disclosed in accordance with the requirements of the SEC. Investors should understand that “Inferred” Mineral Resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, investors are cautioned not to assume that any part or all of AuRico Gold’s Mineral Resources constitute or will be converted into Reserves.
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  The following metal prices were used for the calculation of Reserves and Resources:
	Reserves		Resources
	Au $/ounce	Ag $/ounce	Au $/ounce	Ag $/ounce	Cu $/lb
Ocampo	$1250 USD	$23.00 USD	$1450 USD	$26.35 USD	-
El Cubo	$1250 USD	$23.00 USD	$1450 USD	$26.35 USD	-
El Chanate	$1250 USD	-	$1450 USD	-	-
Young-Davidson	$1250 USD	-	$1450 USD	-	-
Fosterville	$1300 AUD	-	$1450 AUD	-	-
Stawell	$1300 AUD	-	$1450 AUD	-	-
GyC	-	-	$1023 USD	$16.61 USD	-
Orion	-	-	$850 USD	$13.00 USD	-
Kemess Underground	-	-	$1100 USD	$20.00 USD	$2.80 USD
  Reserves and Resources were prepared under the supervision of the following Qualified Persons:
	Resources	Reserves
Ocampo	Ramon Luna, P.Geo, Director, Servicios y Proyectos Mineros De Mexico S.A. de C.V	Ramon Luna, P.Geo, Director, Servicios y Proyectos Mineros De Mexico S.A. de C.V
El Cubo - Excluding Dolores	Glenn R. Clark, P.Eng, Principal, Glenn R. Clark & Associates	Glenn R. Clark, P.Eng, Principal, Glenn R. Clark & Associates
El Cubo - Dolores	Jeff Volk, CPG, FAusIMM, Principal Resource Geologist, SRK Consulting (US) Inc	Paul Arscott, P.Geo, Technical Service Manager, Minera El Cubo
El Chanate	Jeff Volk, CPG, FAusIMM, Principal Resource Geologist, SRK Consulting (US) Inc	Joanna Poeck, MMSA, Senior Consultant (Mining), SRK Consulting (US) Inc
Young-Davidson	Carl Edmunds, P.Geo, Corporate Chief Geologist, AuRico Gold Inc.	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Fosterville	Simon Hitchman, AIG; Troy Fuller AIG, both of Fosterville Gold Mine Pty Ltd.	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Stawell	Mark Haydon, AIG, Geology Manager, Stawell Gold Mines	Austin Hemphill, MAusIMM (CP), Chief Engineer, AuRico Gold Inc.
GyC	Chris Bostwick, FAusIMM, SVP Technical Services, AuRico Gold Inc.
Orion	Jeffrey Volk, CPG, FAusIMM; Peter Clarke, P.Eng.; Paul Riley, C.Eng, FIMMM; G. Dante Ramírez- Rodríguez, MMSA; all of SRK Consulting (US) Inc.
Kemess Underground	Carl Edmunds P.Geo., Corporate Chief Geologist, AuRico Gold Inc.; Michael Thomas, MAusIMM (CP), Principal Mining Consultant, AMC Consultants Pty Ltd; Ken Major, P.Eng, KWM Consulting Inc.

Sampling and Analysis, Data Verification

An analytical quality assurance program has been established for all of the Corporation’s mineral properties to control and assure the analytical quality of assays in all of the Corporation’s exploration programs. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision, while certified standards determine the analytical accuracy. The split core samples are sent directly from the project sites to ALS Chemex, an ISO accredited laboratory with facilities in Hermosillo, Mexico (or another internationally certified laboratory) that performs gold and silver analyses at its laboratory in Vancouver, British Colombia, Hermosillo, Mexico, or Reno, Nevada. The Corporation also uses its onsite laboratory at Ocampo for the analysis of mine channel samples, ore-control samples, and some exploration drilling samples. Standard quality assurance programs are performed at the Ocampo laboratory, and in addition, check samples are sent to commercial accredited laboratories for additional confirmation.

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Uses of Gold

Product fabrication and bullion investment are two principal uses of gold. The introduction of more readily accessible and more liquid gold investment vehicles (such as gold exchange traded funds) may further facilitate investment in gold. Within the fabrication category, there are a wide variety of end uses, the largest of which is the manufacture of jewelry. Other fabrication purposes include official coins, electronics, miscellaneous industrial and decorative uses, dentistry, medals and medallions.

Markets, Sales and Refining

Gold and silver can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Since there are a large number of available purchasers, the Corporation is not dependent upon the sale of gold or silver to any one customer or group of customers. The Corporation currently does not have any long term refining sales contracts in place.

Employees and Labour Relations

As at December 31, 2011, the Corporation had approximately 565 direct full-time employees, and 3,686 individuals employed on a contract basis.

Despite generally good labour relations, recent increased demand for skilled workers in the resource industry has led to employee turnover at certain of the Corporation’s operations. This competition for qualified employees may lead to workforce shortages.

Cycles

The Corporation, in general, is subject to the cyclical nature of gold, silver and the metals markets.

Competitive Conditions

Competition in the precious metals mining industry is primarily for mineral-rich properties that can be developed and produced economically; for technical expertise to find, develop, and mine such properties; for the labour to operate the properties; and for the capital to finance development of such properties. Many competitors not only explore for and mine precious metals, but also conduct refining and marketing operations on a world-wide basis, and some companies have much greater financial and technical resources than the Corporation.

The Corporation competes with other mining and exploration companies in connection with the acquisition of mining claims and leases and in connection with the recruitment and retention of qualified employees; see “Employees and Labour Relations”. There is significant competition for mining claims and leases and, as a result, the Corporation may be unable to continue to acquire attractive assets on terms it considers acceptable.

Environmental Protection

There are no known environmental issues that may impact the mineral properties. The Corporation will be obliged to carry out site reclamation on its current properties at the end of their mine life, and expects to be able to finance the same from the revenues generated by such projects.

Foreign Operations

Aside from Canada, the Corporation’s mineral properties are also located in Mexico, United States and Australia.

15

MINERAL PROPERTIES

Ocampo, Chihuahua, Mexico

Property Description and Location

The Ocampo Mine is located approximately 235 kilometres west southwest of the state capital, Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico.

The Ocampo property is currently comprised of 68 exploitation concessions covering a total of 15,290 hectares. The concessions have various expiration dates ranging from December 04, 2015 to October 17, 2057.

Seven of the concessions (covering 120.6 hectares) are subject to a royalty and certain contingent payments under an agreement with Compania Minera Brenda, S.A. de C.V. (“Brenda”) dated February 21, 2003 (the “Minera Fuerte Buy-Out Agreement”) and 13 of the concessions (covering 211.8 hectares) are subject to a contingent payment owed to Compania Minera Global, S.A. de C.V. (“Global”); see “Royalties and Contingent Payments.”

Forty-seven of the concessions (covering approximately 3,566 hectares), including the ones referred to above, are subject to a pledge in favour of The Bank of Nova Scotia that guarantees the obligations acquired by the Corporation and Mexgold deriving from a credit agreement dated October 14, 2005 and its amendments.

All of the concessions are held by the Corporation’s indirect wholly-owned subsidiary, AuRicoGold de Mexico.

16

The concessions are for mineral rights only and the Corporation has secured the surface rights in the current areas of interest. On March 20, 2002, AuRicoGold de Mexico and Minerales de Soyopa, S.A. de C.V. (“Soyopa”) entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of AuRicoGold de Mexico and Soyopa. This agreement covered approximately 2,000 hectares. The agreement was to be in effect for 30 years for the initial and only payment of $20,000.

In May 2009, AuRicoGold de Mexico obtained surface control of 4,275 hectares through a land acquisition expropriation procedure validated by both the Ejidos and the Mexican authorities; this was finalized by the Corporation successfully obtaining the Presidential decree of expropriation. The total price paid for this land was approximately $1,000 per hectare. As a result of this acquisition, the surface rights lease mentioned above has since been nullified as AuRicoGold de Mexico is the new owner.

Outside of the Ocampo project area, AuRicoGold de Mexico has control of 4 concessions located in the vicinity of Chinipas, South of Ocampo, that covers 1,242 hectares.

It should be noted that some small concessions held by others exist within the Corporation’s concession blocks. These concessions are not in areas of significant mineralization and are not expected to materially and adversely impact the Ocampo Mine.

The Corporation currently has all necessary permits for exploration and for commercial mining activity on these concessions.

Minimum Investment / Assessment Work 2011

To keep the concessions in good standing, a minimum investment or assessment work (“MI”) must be made or filed (as the case may be) each year. The amount of the MI varies based on the size, age and type of the concession. The required MI changes annually with the Department of Mines publishing a new list at the end of each year and it varies with the consumer price index.

It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by the Corporation should satisfy the minimum requirements for many years.

For exploitation concessions, the annual amount of MI only varies with the size of the concessions. The smallest concessions of up to 30 hectares only have a requirement of 49.02 pesos per hectare or approximately $3.97 per hectare. Thirty-four of the concessions are in that category. As the size of concessions increase, the MI increases. For 30 to 100 hectares, the annual MI is 98.05 pesos or approximately $7.94 per hectare. Five of the concessions fall into that category. The concessions that are greater than 100 hectares have a fixed fee per concession plus an amount per hectare. AuRicoGold de Mexico has 2 concessions just over 100 hectares and the average MI is 203.87 pesos per hectare for the 105 hectares concession or approximately $16.52 per hectare and 203.65 pesos per hectare for the 108 hectares concession or approximately $16.50 per hectare. The largest concession of 1,657.92 hectares has an MI of 787.13 pesos per hectare or approximately $63.77 per hectare.

The average MI on the Corporation’s 3,563 hectares of exploitation concessions is currently 472.80 pesos or approximately $38.31 per hectare totaling $136,485.

17

MINIMUM INVESTMENT / ASSESSMENT WORK FOR EXPLOITATION CONCESSIONS

SURFACE RANK	FIXED ANNUAL FEE	ADDITIONAL ANNUAL FEE
(HECTARES)	(PESOS)	PER HECTARE
		(PESOS PER HECTARE)
Up to 30	0.00	49.02
>30 up to 100	0.00	98.05
>100 up to 500	817.05	196.09
>500 up to 1,000	2,451.15	392.18
>1,000 up to 5,000	4,902.30	784.37
More than 5,000	17,158.05	1,568.74

Mining Duty (Tax)

The rate of the mining duty (“MD”) depends exclusively on the age of the concession. The following are the current rates of mining duties and could be changed by the Government at the beginning of any year depending mostly on the existing economic situation and such variations shall be published at the Official Gazette of the Federation. The MD is due twice each year in both January and July.

MD RATES 2010
(in Mexican Pesos per Hectare):
During the first year and 2nd year	5.08
For the 3rd and 4th year	7.60
For the 5th and 6th year	15.72
For the 7th and 8th year	31.62
For the 9th and 10th year	63.22
From the 11th year	111.27

The rates are effective if paid during January and July; however if the payment is delayed, penalties and actualizations are accrued every month as published in the “Official Gazette of the Federation” of the Mexican government.

Most of the Ocampo Mine mining concessions are subject to the highest rate of 111.27 pesos per hectare; however, there are some others, including new ones that are subject to different rates. The average rate of MD for the exploitation concessions is 55.20 pesos per hectare.

The total MD for the Ocampo Mine concessions was approximately 6,549,928 pesos for 2011.

Royalties and Contingent Payments

Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Corporation entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property. As part of the consideration for the successful negotiation and execution of the agreement between the Corporation and Soyopa, the Corporation agreed that if it should subsequently sell the lands, claims and concessions described in the agreements, the Corporation shall be required to pay Global $1,000,000.

Minera Fuerte Mayo, S.A. de C.V. (“Minera Fuerte”) /Compania Minera Brenda, S.A. de C.V. (“Brenda”)

During the year ended December 31, 2008, a contract addendum was signed which eliminated the clause containing the percentage of profits payable up to a maximum of $2,000,000, and instead the Corporation agreed to pay Brenda a total of $2,000,000 for the group of claims. The Corporation had previously paid $1,205,000 and during the current year, the Corporation paid a further $795,000 resulting in a balance payable at December 31, 2011 of $Nil.

18

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The property can be accessed by two highways, Federal Highway 16, a major transportation route through the northern Sierra Madre Mountains, of which the last 27 kilometres of road is a government maintained gravel road from Cahuisori, or Highway 16, a government maintained gravel road from Mycoba to Morris then east to Ocampo. The State of Chihuahua has two international airports located at the cities of Ciudad Juarez and Chihuahua. A railhead is present at La Junta, approximately 125 kilometres east of Ocampo.

The required water for the mining operations is supplied by a combination of rainfall runoff water catchments and ground water wells. Power for the mining operations is 100% supplied by 7 MW and 13MW, 33KV power lines coming into the property. The 13 MW power line was commissioned in July 2009. Incoming power is supplied by CFE, the government generator and distributor of electricity. In addition to the grid lines, the Corporation has standby diesel generators capable to supplying all of its production requirements should there be a loss of power on one of the incoming lines. The town of Ocampo is in the eastern portion of the project area. It has an estimated population of 500 people and is the seat of the municipal government and has recently been connected to the National Electrical grid. An adequate workforce that is familiar with mining is present in the State of Chihuahua.

Mining and forestry are the major industries in the area.

The cool winters and mild summers are typical of the temperate climate in the area. The rainfall is erratic and mainly occurs during the summer rainy season. Snow does occur sporadically in the winter. The average annual precipitation is approximately 845 millimetres. The weather conditions should not affect the planned operations.

The Ocampo property is within the Sierra Madre Occidental (the “SMO”) physiographic province. This province is mountainous; however, there are features that suggest an incised plateau rather than a true mountain range. The property area ranges in elevation from 1,600 metres to 2,200 metres and is located near the eastern edge of the barranca (canyon) country.

The steep sided canyon at the Town of Ocampo limits the area available for town expansion.

There was adequate space on AuRico’s mining concessions for the plant, tailings pond and other necessary facilities at the Ocampo Mine.

History

Gold and silver have been produced from the Ocampo area since the second half of the 19th century. In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, Robert Linton, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded $100,000,000. More up to date estimates are not available. Major production gave way to small scale operators and gambesinos from the 1940's to the 1990's. With the easing of foreign ownership restrictions for the mining sector in the late 1990's, the Ocampo area saw exploration by the joint venture partners of Soyopa (Mogul Mining NL with 59 drill holes and 6,288 metres drilled in 1997 and Augusta Resources Corporation with 11 drill holes and 1,677 metres drilled in 1999). In 1999, the Corporation entered into its first agreement with Soyopa and proceeded to consolidate its holdings in the area over the subsequent years.

Geological Setting

The Ocampo property is located in the Sierra Madre Occidental (SMO) physiographic/geologic province. The SMO is an extensive physiographic province that is composed largely of volcanic rocks that have been intruded by plutonic rocks, which overlie a Precambrian through Cretaceous basement. The basement rocks are rarely exposed and poorly known. This province extends from the center of Mexico to the border of the United States.

19

Volcanic stratigraphy in the SMO has been broken into two main groups consisting of the Eocene – Oligocene Lower Volcanic Group (“LVG”) and the Oligocene – Miocene Upper Volcanic Group (“UVG”). LVG rocks dominate the project area and consist of a basal continental conglomerate, overlain by a calc-alkaline series of volcanic rocks: andesite – dacite – rhyodacite – rhyolite, although not deposited in that order. These rocks have been intruded locally by diorite dikes and rhyodacite domes. The LVG stratigraphic sequence consists of, from oldest to youngest:

Navosaigame Formation:	Clast-supported conglomerate with lesser sandstone and arkose, and minor dacite lavas.

Victoria Formation:	Flow-banded rhyodacite lavas and monolithologic breccias believed to be correlated to similar lithology at the Pinos Altos District 12 kilometres to the NE.

El Salto Formation:	Greater than 300 metres thick sequence of plagioclase-hornblende dacitic volcanic breccia and lithic tuff.

Ocampo Andesite:	Greater than 250 metres thick plagioclase-hornblende-pyroxene andesite with many textural varieties and possible high-level intrusions.

San Ramon Formation:	Up to 50m thick epiclastic sandstones, feldspathic arenites, and sedimentary breccias overlying the Ocampo Andesite.

Santa Eduviges Formation:	Up to 200 metres thick unit of non-stratified dacitic porphyritic flow breccia.

The Ocampo Andesite, San Ramon Formation, and Santa Eduviges Formation are the major hosts to mineralization within the Ocampo district.

The LVG is overlain by rhyolite and rhyodacite tuffs of the Upper Volcanic Group, and are believe to be post-mineral in age. These are predominantly ash-flow tuff units deposited by vast eruptions in late Oligocene to Miocene time.

The major structural feature of the Ocampo camp is brittle transtensional faulting that has tilted the LVG as well as the UVG gently to the east in repeated domino-like fashion. The major faults strike NW, with conjugate faults striking WNW, NE, and N-S. All of these fault directions have been found to be mineralized with gold-silver at least locally.

Mineralization

Mineralization at Ocampo consists of low sulfidation epithermal veins that are common in the SMO gold-silver province. Until this year the operations at Ocampo were centered in two general areas: the Northeast area (the “Northeast Area”) which has the underground mine, and the Plaza de Gallos - Refugio Trend (the “PGR Trend”) that contains the open pit mines. During this year a third operation, the Santa Eduviges Mine began production - this lies below the open pits in the PGR trend. The property is characterized by mountainous terrain that contains numerous veins, within which there are high-grade ore shoots, often of very high grade. Gold-silver mineralization has been documented over a vertical extent of over 800 metres, although no one ore shoot has a vertical dimension greater than 350 metres. The highest outcrop of mineralization, at the PGR area, occurs at an elevation of 2,150 metres; and the lowest drill intersection of mineralization, on the San Juan Veins at 1,360 metres elevation.

The PGR trend mineralization consists of a major west-northwest trending vein system that cuts a series of conjugate northwest trending veins and hydrothermal breccias. The intersections of these veins are the locus of wide zones of mixed bonanza-grade and low-grade gold-silver mineralization that occur in a geometry, favorable for open-pit mining. The Northeast Area is a complex zone with veins striking in numerous directions: northwest, north-south, and northeast. To date the northeast-striking veins have the highest grades (San Juan, Balvanera, and San Amado being examples). The geometry and grades of mineralization in the Northeast Area are favorable for underground mining.

20

Exploration and Drilling

The Corporation has been actively exploring the Ocampo area properties since 1999. Exploration activities have consisted of geological mapping, sampling both on surface and underground, diamond drilling and reverse circulation drilling from the surface, diamond drilling from underground, and test mining. The Corporation completed extensive drilling at the Ocampo Mine property during the year, completing 878 drill holes for a total of 139,210 metres. The drilling at Ocampo was divided into 456 surface holes for 71,430 metres, and 331 underground drill holes for 67,780 metres. By the end of 2011, the entire drill database from Ocampo consisted of 3,410 drill holes for 663,099 metres, of which 649,868 (98%) was drilled by AuRico Gold, and 13,231 metres (2%) was drilled by other parties.

The primary goal of the underground drilling was to extend known vein resources in the North East underground mine, both along strike and down dip below existing ore shoots, and to delineate resources in the Santa Eduviges vein directly under the operating pits. The drilling information from the underground workings are compiled digitally and used to create three-dimensional volumes to constrain the mineralization, and thereafter a geostatistician estimates the resources and reserves from these volumes. The numerous additions to the Corporation’s reserves at Ocampo is a direct result of this work. The aggressive drilling program is planned to continue in 2012, as many of the known ore deposits in the district are open to expansion, and there are numerous new areas to expand drilling where new resources or reserves might be delineated in the future. This ongoing program is normal in-mine exploration and development that is to be expected in an underground mine.

The 2011 Ocampo surface brownfields exploration program (exploration on Corporation properties beyond the existing Resources) had the following objectives during the year:

1.

To complete a high-quality detailed geologic mapping over areas of interest that were identified by the project-scale work completed last year, as well as on exploration targets identified by the ongoing surface geochemical program;

2.	To complete extensive exploration geochemistry to define veins and alteration features with anomalous metals that could be considered targets for exploration drilling;
3.	To drill any known and any newly-defined exploration targets defined by these programs; and
4.	To produce three-dimensional resource models of mineralization discovered during the year.

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Ocampo surface exploration included some in-fill drilling in the open pits, and extensive new discovery drilling on targets outside of present resources. Surface drilling was directed at 20 distinct targets over the year, as shown in the table below:

PROJECT AREA	2011 HOLES	2011 METERS	2011 PERCENT
Jesus Maria	6	645.72	0.90%
Altagracia	68	14,057.98	19.68%
Belen	78	9,832.42	13.77%
Sta Juliana	2	381.25	0.53%
Molinas SW Aven	23	3,001.36	4.20%
Picacho	39	6,606.90	9.25%
Dog Clavo	6	500.43	0.70%
Refugio NTE.	3	388.55	0.54%
Polvorin	6	791.95	1.11%
Cubiro	20	2,588.35	3.62%
Molinas Maria	40	6674.80	9.34%
Molinas SW SanMartin	24	3,466.70	4.85%
Sto Niño	5	640.55	0.89%
San Amado-Monos	9	2,663.60	3.74%
El Rayo	31	4,391.08	6.15%
Veta Rojo	10	1,616.50	2.26%
CERRO SUR	11	1,619.55	2.27%
Resurrecion	20	3,006.75	4.22%
Estrella	49	7,384.05	10.34%
Aventurero SE	6	1,171.35	1.64%
Other	0	0	0%
TOTAL	456	71429.84	100%

As a result of this work, new resources and reserves were identified, drilling discovered mineralization at numerous areas that merit further work, and the surface mapping and geochemistry program had identified numerous new exploration targets over large parts of the Ocampo Mine properties. These results have been published in public news releases on February 7, April 6, May 5, June 22, 2011 and February 7, 2012. Based on this success in identifying new target areas, the Corporation has planned an aggressive surface exploration drilling program at Ocampo in 2011; see “Current Exploration and Development Activities”.

Sampling Methods, Analysis, Quality Control and Quality Assurance

Underground channel samples are generally collected every 1.5 metres along exploration and development drifts. Samples are collected from the backs or roofs of workings, and generally consist of 6 to 8.5 kilograms for each 1 metre of sample. Maximum sample length is generally 1.5 metres and minimum sample length is generally 0.5 metres except when unusual conditions are encountered. The samples are collected in heavy-gauge plastic bags and sealed.

Core samples from drilling are delivered in standard core boxes with the core runs marked therein. Samples are photographed, logged and marked, and then split using a hydraulic splitter to obtain half of the core in potentially mineralized zones. Maximum core length of samples is 2.5 metres and minimum core length is 0.3 metres. The split samples are collected in heavy-gauge plastic bags and sealed. The Corporation sends exploration drilling samples to ALS Chemex laboratories in Hermosillo, Mexico, and also to the Corporation’s on-site laboratory depending on availability. Underground channel samples are normally sent to the Corporation’s on-site laboratory for analysis. For samples processed at the Corporation’s on-site laboratory, the samples are transported by Corporation personnel to the laboratory where the samples are crushed, split, and a 300 gram subsample is ground to -100 microns in a ring-and-puck pulverizer. From the pulverized pulp, a 30 gram subsample is split and used for fire assay with gravimetric finish to determine gold and silver content.

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Samples sent to ALS Chemex laboratory in Hermosillo are packaged in rice bags, sealed with wire, and either picked up by the laboratory’s truck, or shipped via private courier. The analytical procedure used by ALS Chemex for gold is to crush the entire sample to -2mm, split out a 200 gram subsample, then pulverize the split to -75 microns. From this pulverized pulp, a 30 gram subsample is split and then assayed for gold by conventional fire assay with an atomic absorption finish, and for silver using a four-acid digestion with an atomic absorption finish. These procedures are standard industry practice for these types of ores.

During the year, the Corporation added staff to improve its quality control and quality assurance programs, especially the monitoring of assays from the commercial laboratory. As part of the program, control pulp samples, analytical blanks and duplicates are inserted at a rate of one of every 20 drill samples as a check on laboratory accuracy and drift. A monthly report on quality control and quality assurance is prepared, and review of the control samples has shown the lab work to be reliable and reproducible.

Mining Operations

The Ocampo property consists of (i) two underground mines, the Northeast operation and the Santa Eduviges operation, which each use standard underground mining equipment and are designed to extract a nominal 2,000 to 2,400 tonnes of ore per day and (ii) an open pit mine producing approximately 12,000 tonnes per day of mill and heap leach ore.

The Open Pit Mine

Open pit mining at Ocampo utilizes 6 metre benching, with excavation in 3 metre lifts (split benching) in select ore areas. The mining operation currently consists of three open pits mined in sequence. Over the mine life, seven pits will be mined. High grade ore is crushed and sent to the mill (described below). Lower grade ore is crushed then stacked on the heap leach pad. Ore on the heap is leached with cyanide solution, and pregnant heap solution is pumped back for processing in the recovery plant, which uses the Merrill Crowe process for extracting the gold and silver from the leach solution.

The open pit mine was originally expected to have a mine life of seven years, with reduced production in the seventh year. Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this AIF, the Corporation estimates that the open pit mining and leaching complex, after already having produced for six years, is expected to have further mine life of over ten years.

The Process Plant

The Ocampo mill was originally constructed as a 550,000 tonne per year (1,500 tonnes per day) conventional Merrill Crowe precious metals recovery plant, including two stage crushing and screening, fine ore storage, rod and ball mill grinding, thickening, leaching and recovery systems, and tailings impoundment. The mill has since been expanded to approximately 3,200 tonnes per day, with the addition of another ball mill, crushing capacity, two additional filter presses, and additional leaching and thickening capacity. Gold and silver concentrate recovered from the recovery plant are poured into doré bars. Bars are cooled, cleaned, and then moved to a storage vault pending sale and shipment to a third party refiner.

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The Underground Mines

The underground mines are operated using standard trackless underground mining equipment and have successfully ramped up to an average production level of over 2,000 tonnes of ore per day. A combination of long hole and cut and fill mining methods are used at the Ocampo underground mines.

The main Northeast underground mine was originally expected to have a mine life of six years, with reduced production in the sixth year. Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Corporation estimates that the underground mines will have a further ten years of mine life, after already having completed six years of production.

The El Cubo Mine, Guanajuato, Mexico

Property Description and Location

The El Cubo Mine is located adjacent to the village of El Cubo in central Mexico. El Cubo is approximately 10 kilometres east of the City of Guanajuato, which is the capital city of the State of Guanajuato, approximately 275 kilometres northwest of Mexico City.

Minera El Cubo holds a 100% interest in 61 mining concessions covering approximately 8,144 hectares. The concessions have various expiration dates ranging from September 8, 2011 to March 8, 2057.

The concessions are free of liens or encumbrances, except that: (i) one of the concessions (covering 374.46 hectares) is subject to a right of way agreement with Minera Las Torres (“Las Torres”), a subsidiary of Industrias Peñoles which is now under lease by Minera El Cubo; and (ii) 4 of the concessions (covering approximately 31 hectares) are subject to a lease contract since 1941.

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In addition, El Cubo leases the Las Torres Mine complex that is adjacent to the El Cubo Mine; see “Las Torres Lease” section below. The Las Torres property consists of 47 mining concessions covering 5,999 hectares and surrounds the main operating portions of the El Cubo property. The Peregrina Mine portion of the Las Torres property (consisting of 12 concessions covering approximately 1,410 hectares), and covers the extensions of the mineral trend that is being mined at El Cubo. The Las Torres complex consists of the Los Cedros Mine, positioned on the southwest end of the Veta Madre and the Peregrina Mine, located on the northwest end of the La Sierra Structure. The Las Torres concessions have various expiration dates ranging from September 22, 2011 to September 29, 2053. The concessions are for mineral rights only. El Cubo and Las Torres have secured the surface rights in the current areas of interest.

In order to engage in exploration and commercial mining activities, an environmental permit is required. Minera El Cubo currently has all necessary environmental permits for exploration and for commercial mining activity on these concessions.

Las Torres Lease

Pursuant to the lease agreement with Las Torres, Minera El Cubo has the right to explore, develop and mine the Las Torres property for a period of 5 years, which expired in September 2009. In September 2009, this contract was renewed for 3 years expiring September 2012, with the right to renew at that time. Annual lease payments total $720,000. In addition, Minera El Cubo is required to pay a 3.5% net smelter return on all gold and silver sales equal to or above $350 per ounce of gold, $5.50 per ounce silver, with a minimum annual royalty of $240,000 for production from the Las Torres properties. The royalty declines on a sliding scale to a 3.0% net smelter return for sales of gold and silver at or below $300 per ounce gold and $5.00 per ounce of silver.

In addition, the Corporation is required to pay $20.00 per gold equivalent ounce for each ounce processed at the Las Torres mill from existing El Cubo claims. This payment, combined with the annual rent and minimum royalty payment discussed above must total a minimum of $2,000,000 per year. In connection with the agreement, the Corporation has issued a letter of credit in the amount of $1,000,000 to Las Torres.

Minimum Investment and Mining Duty (Tax) 2011

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July. The following table sets out the total mining duty required annually to keep the El Cubo and Las Torres concessions in good standing:

Concessions	Mining Duty
(pesos)
El Cubo mining concessions (8,144 hectares)	1,150,000
Las Torres leased mining concessions (5,999 hectares)	878,000

Minera El Cubo will be able to satisfy the minimum investment and assessment work requirements based on its current work programs and past work completed.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The area is accessible by daily plane service to the Leon airport (45 kilometres west of Guanajuato), directly from the United States and many parts of Mexico. The Village of El Cubo surrounds the vacated El Cubo Mine offices and the Level 4 adit. This village supplies some of the work force; however, the majority of the workers come from Guanajuato and other surrounding villages. An adequate workforce that is familiar with mining and the necessary support facilities are present in the region. The El Cubo Mine is connected to the national electrical grid. The required water is supplied from the mine, recycled water from the tailings impoundment facilities, and from Minera Las Torres water rights.

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The city of Guanajuato, and its surrounding mines, is located in an arid, mountainous area at an elevation of approximately 1,996 metres (6,550 feet) above sea level. Although it is the capital of the State of Guanajuato, it is only the fifth-largest city in the State. Based on the 2005 census, the population of Guanajuato is 70,798, though there are larger, contiguous, communities. The cool winters and mild summers are typical of the temperate climate in the area. The rainfall mostly occurs during the summer season, June to September. The average annual precipitation is approximately 726 millimetres. Winter night temperatures from mid-December through January fall to 7-10°C with the daytime temperature in the low 20°C range. Snow rarely falls in the area although it has been known to occur in the higher elevations of this mountainous area. Local wildlife includes rabbits, squirrels, snakes, lizards, skunks, deer, and a variety of birds. Cows, horses, and burros commonly roam the hills. Typical vegetation includes various types of cactus and shrubs, eucalyptus and pine trees.

History

Silver and gold have been mined in the Guanajuato area for approximately 450 years, starting in 1548 with the discovery of the La Luz Structure. The El Cubo property has been active since the 17th century. The total production from the Guanajuato District is estimated at approximately 6,000,000 ounces of gold and 1,200,000,000 ounces of silver. The Sierra Structure, which includes the El Cubo Mine and the adjacent Peregrina Mine (part of the Las Torres complex), accounts for a large part of the gold that has been mined in the district – in the order of 2,000,000 ounces of gold and 80,000,000 ounces of silver.

In their current form, the El Cubo Mine and the adjacent Las Torres complex were acquired and leased, respectively, by Mexgold in 2004.

Geological Setting and Mineralization

The Guanajuato mining district encompasses an area of 20 kilometres x 16 kilometres with the city lying within the district. There are three main northwest trending vein systems that from west to east are known as La Luz, Veta Madre and La Sierra systems. These systems are generally silver rich with gold-to-silver ratios typically ranging from 1:30 to 1:400 and average 1:200 over the history of the district. The Sierra vein system is anomalous in the district in that the gold-to-silver ratio is on the order of 1:40, suggesting that this vein system actually tapped different ore solutions than the Veta Madre and La Luz systems. The known vertical extent of the economic grade mineralization varies from vein to vein, with the greatest extents being on the order of 700 metres.

The eastern part of the Guanajuato Mining District, where El Cubo is located, is underlain by a volcanic-sedimentary sequence of Mesozoic to Cenozoic age rocks. Mesozoic rocks consist of the Jura-Cretaceous Esperanza Slate, and the Cretaceous La Luz Andesite. These are the main host rocks for the La Luz Vein in the NW part of the Guanajuato district, but are only exposed in the lowermost levels of the Peregrina Mine workings on the Sierra Vein system.

The Mesozoic rocks are overlain by the Guanajuato Conglomerate – a >1,000 metres thick body of continental molasse deposits, and thereafter by a sequence of calc-alkaline volcanics that from bottom to top consist of:

Loseros Tuff:	30 metre bed of green andesitic tuffs;

Bufa Rhyolite:	Up to 300 metres thick rhyolite – rhyodacite ash flow tuffs;

Calderones Fm:	Up to 250 metres thick andesitic airfall, volcaniclastic, and less ash-flow tuff with epiclastic interbeds;

Cedros Andesite:	Up to 250 metres of andesite flows with less tuffs;

Chichindero Rhyolite:	Up to 300 metres thick rhyolite flows and domes.

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These volcanic rocks have been intruded by a rhyodacite lacolith – sill complex called the Peregrina Intrusive, as well as minor intermediate dikes and sills.

The veins at El Cubo and the Veta Madre are found in all of the formations from the Calderones Fm. downward, but the most productive orebodies are generally hosted by the Guanajuato Conglomerate and Bufa Rhyolite. The deposits occur as open-space fillings in fracture zones or impregnations in the locally porous wall rocks. Highest grades are statistically associated with fine collaform banding and bladed calcite texture replaced by quartz, both textures indicative of boiling.

There are 56 individual veins within the El Cubo complex that are included within the mineral resource estimations. Within the El Cubo Mine area, these mineralized veins are known to occur from an elevation of 2,650 metres down to an elevation of 1,825 metres. In the adjacent Las Torres Mine, the veins are developed down to an elevation of approximately 1,600 metres.

The principal productive structure of the Sierra System is the Villalpando Vein. It strikes NW and is generally steeply dipping on the order of 75°, and varies from approximately 0.7 metres to 12 metres in width with an average width of 1.2 metres. However, there are many other veins in the El Cubo Mine, and the Corporation has reserves on 45 individual vein segments throughout the property. Vein splits off Villalpando are locally important and there are important veins striking E – W and ENE. The Dolores Vein is a parallel NW-striking vein that occurs some 400 metres west of the Villalpando and was the site of one of the first discoveries in the Sierra Vein system. Another NW-striking feature is the El Cubo Fault, which consists of a 45º - westward dipping fault subparallel to, and about one kilometre west, of the Villalpando Vein – this fault is locally mineralized with Au-Ag and has shown drill intercepts above present mine cutoff grade in some historic drill holes. Another important vein in the district’s history is the Veta San Nicolas which was discovered in the 1980’s. This vein strikes E – W, nearly perpendicular to the Villalpando and produced very high grade ores on the magnitude of 10 gpt Au + 200 gpt Ag. Although this vein is nearly mined-out at present, exploration continues to search for similar E-W striking veins that could be similarly productive. The Villalpando Vein has an average gold-to-silver of 1:100 while the cross veins average a gold-to-silver ratio of 1:20 or 1:40, making them attractive targets for higher gold production.

Exploration and Drilling

To date, all drilling completed at El Cubo has been diamond core. Surface diamond drilling was suspended at El Cubo from 2008 until mid-2009, while a major geologic mapping and lithogeochemical sampling program was undertaken to develop new exploration drill targets. The work led to development of a clear exploration model, and application of this model to the mapping and geochemical work had identified over 15 lineal kilometres of favorable structures by July of 2009. After prioritizing these targets, the Corporation planned an aggressive 44,000 metres drill program for 2009 and 2010, to test the ore potential of these exploration targets and began drilling in September 2009 with one core rig. During 2009, the Corporation completed 11,649 metres of core drilling. In 2010, the drilling rate was increased and eventually the Corporation had five surface core drill rigs working until the operations were shut down by a labor action in the first week of June. At the time of shut-down, the surface exploration program had completed 18,388 metres of drilling and had tested targets at Dolores, Capulin, Villalpando Sur, Villalpando Gap, Puertocito, and La Cruz. All of these targets, except the Villalpando Gap target, produced drill intercepts that would meet current underground cut-off grades.

In 2011 the Corporation completed 15,790 metres of surface core drilling in 61 diamond drill holes. The main focus of the drilling program was the step-out and fill-in on the Dolores Vein discovery made in 2009/2010. Drilling in the Villalpando Gap target area from surface also intersected mineralization that exceeds current cut-off grades.

The Company is focused on operations in North America, and as result, management intends to sell the Fosterville Mine.

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Sampling Methods, Analysis, Quality Control and Quality Assurance

Channel samples are collected generally every 2 metres along exploration and development drifts. Samples are collected from the backs and generally consist of 1 kilogram for each 1 metre of sample. The maximum sample length is generally 1 metre and minimum sample length is generally 0.2 metres. The samples are collected in plastic sample bags and sealed. Mine channel samples are transported to the Corporation’s assay laboratory at the mine site by Corporation personnel.

Core samples for exploration drilling are delivered in standard core boxes with the core runs marked therein. Samples are photographed, logged and marked and then split using a core saw to obtain half of the core in potentially mineralized zones. Maximum core length of samples is 2.5 metres and minimum core length is 0.2 metres. The split samples are collected and sealed in plastic sample bags and then picked up the commercial laboratory’s truck, which transports the samples to the lab.

During 2011, the Corporation used SGS Laboratories’ (an international testing facility based in Mississauga, Ontario) facility in Durango for drill core assays from El Cubo. For primary samples, the split core is sealed and trucked to the SGS lab via an SGS truck then submitted to crushing, pulverizing and splitting of a 200 gram pulp, and subsequently fire assayed for gold with an atomic absorption finish and four-acid digestion with an atomic absorption finish for silver.

As part of the program, control pulp samples, analytical blanks and duplicates are inserted at a rate of one of every 20 drill samples as a check on laboratory accuracy and drift. A monthly report on quality control and quality assurance is prepared and reviews of the control samples have shown the lab work to be reliable and reproducible.

Mining Operations

During 2011, the El Cubo Mine produced its ore from underground operations from May to December only, due to an illegal work stoppage which commenced on June 2, 2010. On February 23, 2011, the Corporation announced that it had successfully resolved the labour disruption at the El Cubo mine. The Corporation has now secured a new two year collective agreement which has been unanimously approved by the union. In March, 2011, employees were rehired and commenced training at the University of Guanajuato.

The El Cubo Mine employs conventional drill and blast mining methods to extract the ore. The principal mining method is narrow vein cut-and-fill with resuing and waste backfill. Resuing is a process by which only the vein is blasted and removed in order to minimize dilution, followed by the blasting of the remaining non-ore material. This second step creates sufficient width for entry of the mechanized equipment and also creates broken waste that is left in place as backfill. This method gives a high percentage of recovery that is estimated at 95%. Low-grade sections can be left behind as pillars or blasted and left on the stope floor for backfill. The El Cubo Mine is currently converting to long hole mining techniques for stoping. Access to the mining areas is by adits, ramps and shafts. Ore is cleaned from the stopes and development headings by scoop trams (low-profile, front-end loaders) and dumped into ore passes or loaded into low-profile trucks for haulage to main ore passes. While some ore is trucked to the surface, most ore is dropped through ore passes down to the 600 level, which is a 5.4 kilometre drift connecting the Peregrina Mine and the Los Cedros Mine. It is then loaded into rail cars and trammed by rail to the Guanajuato Shaft, located next to the Las Torres Mill.

Mining dilution is a significant factor in the mill-head grades. Minera El Cubo is constantly working to reduce dilution to a minimum. Geologists paint the paying zone of the vein, based on sample assays, so that only this portion of the vein is blasted and sent to the mill. Horizontal control lines are painted so that scoop operators will remove only the blasted ore and not dig down into the waste backfill.

El Cubo ore is treated by conventional means. Crushing and grinding is followed by flotation and cyanidation with the dissolved gold and silver recovered from solution by the Merrill-Crowe process. Performance-improvement programs that began in the last quarter of 2007 concentrated ore processing in the two larger milling facilities, during the first half of 2008. The Las Torres Mill, leased from Peñoles, concentrates the ore by milling and standard flotation. The concentrate is then treated with cyanide at El Cubo’s El Tajo Mill. During the second half of 2008, a gravity concentrator was installed in the Las Torres Mill and an existing regrind mill was reconnected to the circuit. These changes have raised the precious metal recovery in the Las Torres Mill and the finer grind of the concentrate is now giving higher recovery in the El Tajo Mill’s cyanide circuit. The recovered gold and silver is smelted into bars of doré and sold to Peñoles´ Met-Mex facility.

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Development during 2011 averaged 776 metres per month from May to December as opposed to an average of 1,135 metres per month in 2010. This includes both development for production and capital development for exploration. Development metres were adversely affected due to the seven month labour dispute, and the need to slowly restart production.

During 2011, El Cubo processed 256,149 tonnes of ore at a mill head grade that averaged at 1.24 g/t Au and 75 g/t Ag, with overall recoveries of 86% for Au and 82% for Ag. Mined and processed tonnages were adversely affected due to the seven month labour dispute.

Based on the updated Mineral Resource and Mineral Reserve estimate disclosed in this Annual Information Form, the Corporation estimates that the El Cubo Mine will have a mine life of 10 years.

Current Exploration and Development Activities

Work in 2012 will consist of a 46,600 metre surface and underground drilling program with a primary focus on three principal targets namely, Dolores-La Loca, Cebolletes and Villalpondo Sur.

El Chanate, Sonora, Mexico

Property Description and Location

The Project is located in northern Mexico in the northwest corner of the State of Sonora, Municipality of Altar (see map below). The mine site is 25 kilometres northeast of Caborca, 280 kilometres northwest of Hermosillo, 150 kilometres southeast of Sonoita, and 170 kilometres southwest of Tucson, Arizona at UTM geographical coordinates 412,150E, 3,407,880N (Lat 30°48’10”N, Long 111°55’00”W). Caborca, with a population of 70,000, is the largest town in the area. Pitiquito and Altar are smaller nearby towns located off Highway 2 west and east of the Project, respectively.

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Minimum Investment and Mining Duty (Tax) 2011

All concessions are subject to an annual minimum investment and an annual mining tax that must be paid to keep the concessions in good standing. The amount of the minimum investment or assessment work varies based on the size, age and type of the concession, and changes each year with the Department of Mines publishing a new list at the beginning of the year, and varies with the consumer price index. The rate of the mining duty depends on the concession type and the age of the concession. The rate changes each semester with the Department of Mines publishing the new rates in January and July. The mining duty is due in both January and July. The following table sets out the total mining duty required annually to keep the El Chanate concessions in good standing:

Concessions	Mining Duty
El Chanate concessions (5,161.47 hectares)	767,726.00 pesos

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Geographically, El Chanate is on the south-eastern margin of the NW-SE mountain range formed by Sierras La Gloria, El Alamo, Batamote and El Chanate. Locally, the Project resides on the Escalante cattle ranch ground.

The project is located on the NW corner of the state of Sonora, in the Altar desert (a subset of the Sonoran Desert) and on the south-eastern margin of the NW-SE mountain range formed by Sierras La Gloria, El Alamo, El Batamote and El Chanate. Topography is typical of the Basin and Range province with Sierra El Batamonte and Sierra El Chanate as prominent steep mountain ranges emerging from the flat basin. Elevation at the project area is 500 metres above sea level; the El Chanate Range is 900 metres high and El Batamote 850 metres high.

The working area lies on the southern pediment of El Chanate Range, a flat plateau covered by thin layers of unconsolidated gravel and dissected by sharp shallow creeks, gently dipping into the gravel filled valley of the Sasabe (dry) and Altar rivers.

Vegetation consists of typical Mexican dessert species composed primarily of various cacti, shrubs and brush.

According to the Köppen climate classification system, the project is described as having a BWh, or desert climate where the coldest month has an average high temperature above 0°C. The average annual temperature is 21.5°C. July is the hottest month with an average maximum temperature of 44.6°C. The average annual maximum monthly temperature is 45.4°C. The hottest month on record was July 1998 with an average temperature of 48°C. January is the coldest month with an average low temperature of -2.2°C. The average annual minimum temperature is -4.0°C. The coldest month on record was January 1971 with an average temperature of -11.0°C. The mine operates year round.

Annual average precipitation as measured at the nearby Pitiquito station (about 15 kilometres away) is 259 millimetres. Rainfall occurs due to the normal “monsoon” rains; and the effects of Pacific storms.

The El Chanate Gold Mine consists of an open pit mine, crusher, heap leach pads, process plant and support infrastructure located on 3,665.47 hectares encompassed within 19 mineral concessions.

Equipment and infrastructure include: A three stage crushing plant, a fleet of haul trucks, loaders and mining support equipment, a leach pad and solution holding ponds, two ADR processing plants, and a refinery. In addition, there are numerous ancillary support facilities including warehouses, maintenance shops, roadways, administrative offices, power and water supply systems, and a fully equipped assay and metallurgical laboratory.

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History

In July 2010, the Corporation commenced the use of belt agglomeration with cement which is added to the crushed ore at the El Chanate mine to improve the flow of leaching solution. The Corporation has engaged an independent consultant with respect to heap leaching optimization, which has resulted in recommendations to increase the barren solution flow to the leach pad, increase the pregnant solution flow to the recovery plant, and redirect the low grade solution to the leach pads. When fully implemented, these operational changes combined with the agglomeration with cement and barren solution may result in improvements in leaching time. The Corporation ordered two agglomeration drums which arrived on site and are now operational. The use of agglomeration drums will allow for better mixing of cement and lime with the crushed ore, producing a consistent quality control of the product. The belt agglomeration was a temporary measure until the drums were delivered and operational.

In October 2009, the Corporation procured additional water rights at El Chanate that has enabled the drilling of another water supply well. The new well was completed in October 2010 and will allow for a further increase in solution flow to the leach pads.

Geological Setting and Mineralization

The El Chanate Mine is located between the northern flank of Sierra El Batamore and thesouthern flank of Sierra El Chanate. These ranges are tectonic blocks derived from Late Mesozoic compressional events modified by Early Cenozoic extension. The area is underlain by Mesozoic, meta-sedimentary rocks intruded by Late Cretaceous andesites. All of these units are cut by Tertiary felsic to mafic rocks. The post mineral San Jacinto andesite flow located north of the mine is the youngest bedrock unit dated at 51Ma. The dominant controls on gold mineralization are structural channeling along faults and development of veins by dilation and hydraulic fracturing. Gold precipitation is dependent on a chemically favorable environment but is not strongly influenced by rock composition. Relatively deep seated regional structures appear to have been active at the time of mineralization and have played a vital role in the structural preparation of the host rocks and channeling of the mineralizing fluids. The fluids and their contained metals are believed to have been derived either from a deeper magmatic source rock or from deep metamorphic processes associated with the Laramide Orogeny.

Exploration and Drilling

From 2001 to 2009, CGC has conducted surface mapping, surface sampling, geophysics, diamond drilling and RC drilling on the property. The results of this work delineated anomalous gold mineralization along a NW striking fault zone traceable for 4.5 kilometres on strike and still open at depth. The mineralized zone has been drill tested by 371 holes for a total of 55,294 metres. There are 333 RC holes and 38 core holes. The exploration drilling program has been well planned and carried out in a prudent and careful manner. All drill core and RC chip logging and sampling has been done by trained and professional personnel. CGC has made a concerted effort to ensure good sample quality and has maintained a careful chain of custody and ensured sample security from the drill rig to the assay laboratory. The drilling programs adequately define the zone of gold mineralization and meet industry standards to support a resource estimation. The deposit remains open in several directions

During 2010, 166 reverse circulation holes totaling approximately 20,507 metres, were drilled.

During 2011, 38,510 metres of reverse circulation drilling in 177 holes and 5,154 metres of core drilling in 14 holes were completed at El Chanate.

Sampling, Analysis, Quality Control and Quality Assurance

An analytical quality assurance program has been established for all of the Corporation’s mineral properties to control and assure the analytical quality of assays in all of the Corporation’s exploration programs. This program includes the systematic addition of blank samples, duplicate samples and certified standards to each batch of samples sent for analysis to commercial accredited laboratories. Blank samples are used to check for possible contamination in laboratories, duplicate samples quantify overall precision, while certified standards determine the analytical accuracy. The split core samples are sent directly from the project sites to ALS Chemex, an ISO accredited laboratory with facilities in Hermosillo, Mexico (or another internationally certified laboratory) that performs gold and silver analyses at its laboratory in Vancouver, British Colombia,

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For Reverse Circulation drill holes one standard and one blank are included in each batch of 20 samples. For core holes duplicates (1%), blanks (2%) and standards (2%) are inserted into the sample intervals.

Mining Operations

El Chanate is an open pit mining and heap leach processing operation. Ore is hauled by truck from the pits to the processing plant. The recovery of gold from certain gold ores is achieved through the heap leaching process. Under this method, ore is placed on impermeable leach pads where it is treated with dilute alkaline cyanide bearing solution, which dissolves gold and silver contained within the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. The processing is a closed circuit, solution is reused, and the process is designed to be zero discharge. The original mining and other mobile equipment is mostly refurbished as is the smaller of the two Adsorption, Desorption, Refinery (“ADR”) processing plants. Recent mobile equipment additions and all other equipment and infrastructure at the El Chanate mine were new when procured. Management continuously analyzes production results and considers improvements and modernizations as deemed necessary.

Current Exploration and Development Activities

A 27,600 metre drilling program has been approved for 2012 and will primarily focus on trend to the northwest and southeast of the current pits as well as some newly discovered mineralization south of the planned heap leach pads.

The Company is focused on operations in North America, and as result, management intends to sell the Stawell Mine.

Young-Davidson, Matachewan, Ontario, Canada

On November 2, 2005, Northgate acquired 100% of Young-Davidson Mines Limited (“YDM”). As a result of AuRico’s acquisition of Northgate, AuRico now owns 100% of the mineral rights to all of the mineral resource related claims at the Young-Davidson Mine (the “YD Mine”) and the adjoining Matachewan Consolidated Mines Limited Mine (the “MCM Mine”). AuRico also holds the mineral rights to 200 tenures from Mining Leases to Exploration claims covering 4,734 hectares surrounding and including the YD Mine. The contiguous claim block that covers the YD Mine, is hereinafter referred to as “Young-Davidson”.

Property Description and Location

Young-Davidson is located immediately west of the village of Matachewan, Ontario, and approximately 60 miles west of the town of Kirkland Lake, Ontario. Young-Davidson is comprised of 198 tenures related to mining claims, mining leases, patents, and licenses of occupation that were acquired either through staking, application, or option agreements Collectively, it is subject to nine separate agreements with different obligations and royalties for each agreement. Based on the currently defined mineral reserves and resources the only royalties to apply are a sliding scale royalty held by Matachewan Consolidated Mines that relates to the eastern portion of the potential open pit and a small portion of the underground resource which together total approximately 600,000 tonnes and a per ton royalty held by the Welsh Estate that affects almost 400,000 tonnes. Through these agreements and a separate agreement with Opawica Explorations Limited, AuRico controls sufficient surface rights, to cover the sites required for all project buildings and fixed installations, as well as the areas proposed for waste dumps and tailings disposal areas for the first eight years of the potential mine life. AuRico believes it can acquire the right to dispose of waste rock and tailings on additional areas of the property, if and when required. AuRico’s land ownership and mineral tenures are registered with the Government of Ontario.

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As the Young-Davidson project area was the site of two former producing gold mines there is existing surface disturbance in the form of old workings, building foundations and tailings sites. Although there is no clean up order on these sites AuRico is designing its infrastructure where possible to incorporate these sites so that they are remediated as part of the project closure plan.

Other than the statutory taxes which would be payable to the Ontario government in the event of commercial production, the Corporation is not aware of any rights, agreements or encumbrances to which the Young-Davidson property is subject, which would adversely affect the value of the property or AuRico’s ownership therein. Notwithstanding the above, the project is within the traditional territory of the Matachewan First Nation (“MFN”) and the exploration and development of this property impacts the exercise of the aboriginal and treaty rights of the MFN. The Corporation entered into an Impact and Benefits Agreement with the MFN on July 2, 2009 and is negotiating with other potentially impacted First Nations.

Permits

In 2010 Northgate initiated construction at Young-Davidson authorized under the following approvals and authorizations:

1.	Ministry of Northern Development and Mines – Mine Production Closure Plan with a corresponding financial assurance of $9,780,400.

2.

Ministry of Environment – Environmental Compliance Approval for Industrial Sewage Works for the discharge of mine effluent to the Montreal River and associated processing plant and tailings impoundment area.

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3.	Ministry of Environment – Environmental Compliance Approval for Air and Noise Emissions for the operation of the mine, process plant and open pit.

4.	Ministry of Environment - Permit to Take Water for dewatering MCM Mine workings, Young- Davidson Pit, Tailings Impoundment Area Construction and Process Water Intake from the Montreal River.

5.	Ministry of Environment – Class Environmental Assessments for the construction of 115kV transmission line, use of diesel generators for temporary power and the realignment of Highway 566.

6.	Ministry of Natural Resources – Plans and Specifications approvals for the first two stages of the Tailings Impoundment Area.

7.

Department of Fisheries and Oceans – Clearance letter for installation and operation of the mine dewatering pipeline for discharge of mine effluent to the Montreal River, the installation and operation of the fresh water intake pipeline in the Montreal River and the dewatering of the historical Young-Davidson Pit.

8.	Transport Canada – Clearance letter for installation of a mine dewatering pipeline and the process water intake pipeline in the Montreal River.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Young-Davidson property is located in northern Ontario, Canada, centrally located between Timmins, Kirkland Lake, North Bay and Sudbury, each of which have businesses that service the mining industry. The property is accessed by paved Highway 566, 5 kilometres west of the town of Matachewan.

The daily average mean temperature in nearby Kirkland Lake, Ontario was 1.7°C. The extreme maximum recorded temperature is 38.9°C and the extreme minimum temperature -47°C. The average annual precipitation is 884 millimetres, comprising 590 millimetres as rainfall and 294 millimetres as snowfall. Given this climate, exploration and mining development activities can be carried out at all times of the year.

By reference to the Site Plan above and the Preliminary Assessment of the Young-Davidson Property dated April 1, 2008 filed on SEDAR, there is a sufficiency of surface rights for mining operations, availability of sources of power, water, mining personnel, potential tailings storage areas, potential waste disposal areas and potential processing plant sites. Electricity is provided from the provincial grid although the transmission line will have to be upgraded if commercial production is achieved.

The property is typical of northern Ontario with forest covered low rolling hills, small lakes and wetlands with numerous gravel roads providing access to all areas of the property. Average elevation on the property is 330 metres above sea level.

History

The initial discovery of gold in the project area was made by prospector Jake Davidson in 1916 on what became the Young-Davidson mine property. This sparked a staking rush that resulted in a second discovery by Samuel Otisse on what became the MCM Mine property. Surface prospecting, trenching and outcrop stripping continued intermittently for the next seventeen years on both properties. During this time a joint venture was established between Hollinger Corporation and YDM and underground mine production was initiated in 1934 and continued until 1957, over which time a total of 5.6 million tonnes were mined producing 585,690 ounces of gold (3.22 g/t recovered grade). Production from the MCM property over the period 1934-1954 totaled 3.2 million tonnes, 378,101 ounces of gold (3.67 g/t recovered grade). Following closure of the mines, the properties remained dormant until 1980 at which time Pamour Mines concluded option/joint venture agreements on both properties with the aim of establishing an open pit operation. Approximately 96,000 tonnes of ore were mined and trucked to the Pamour mill facility east of Timmins.

In 1995, Royal Oak Mines Inc., a successor company to Pamour initiated extensive diamond drilling to define an open pit resource, initiated shaft dewatering with a view to underground exploration, conducted shaft rehabilitation as well as engineering studies and environmental assessment studies with a view to re-opening the mines. Following the bankruptcy of Royal Oak Mines the property was dormant for several years before being acquired by a private company in 2000. This company undertook limited exploration and then in 2002 vended the asset into YDM, the same company that had discovered the property. YDM re-initiated exploration with 9,312 metres of drilling in 58 diamond drill holes

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In late 2005, Northgate amalgamated with YDM through a Plan of Arrangement. Since that time, Northgate has proceeded with surface exploration, particularly diamond drilling, environmental and engineering studies and underground exploration and development.

Geological Setting

Young-Davidson is situated within the southwestern part of the Abitibi Greenstone Belt. The Abitibi Greenstone Belt consists of a complex and diverse array of volcanic, sedimentary, and plutonic rocks typically metamorphosed to greenschist facies grade, but locally attaining amphibolite facies grade. Volcanic rocks range in composition from rhyolitic to komatiitic and commonly occur as mafic to felsic volcanic cycles. Sedimentary rocks consist of both chemical and clastic varieties and occur as both intravolcanic sequences and as uncomformably overlying sequences. A wide spectrum of mafic to felsic, pre-tectonic, syn-tectonic and post-tectonic intrusive rocks are present. All lithologies are cut by late, generally northeast-trending proterozoic diabase dikes.

The Abitibi Greenstone Belt rocks have undergone a complex sequence of deformation events ranging from early folding and faulting through later upright folding, faulting and ductile shearing resulting in the development of large, dominantly east-west trending, crustal-scale structures (“breaks”) that form a lozenge-like pattern. The regional Larder Lake-Cadillac Fault Zone (LLCFZ) cuts across the Young-Davidson project area. The LLCFZ has a sub-vertical dip and generally strikes east-west. The LLCFZ is characterized by chlorite-talc-carbonate schist and the deformation Zone can be followed for over 120 miles from west of Kirkland Lake to Val d’Or.

There are three important groups of archean sedimentary rocks in the district. The oldest are Pontiac Group quartz greywacke and argillite, which occur as thick assemblages in Québec, while interbedded within the Larder Lake Group volcanic rocks are turbiditic siltstones and greywackes of the Porcupine Group. Unconformably overlying is Timiskiming Group Conglomerate, turbidite and iron formation with minor interbedded alkalic volcaniclastic units.

Archean intrusive rocks are numerous in the district but are largely manifested as small stocks, dikes and plugs of augite syenite, syenite and feldspar porphyry occurring in close temporal and spatial association with the distribution of Timiskiming Group sediments. The main syenite mass, which hosts most of the gold mineralization on Young-Davidson, measures almost 3,000 ft. east-west by 1,000 ft. north-south.

Huronian proterozoic sedimentary rocks onlap and define the southern limit of the Abitibi in Ontario. In the project area these rocks are correlative to the Gowganda Formation tillite. Post-Archean dike rocks include Matachewan diabase and younger Nipissing diabase, which respectively bracket the Huronian unconformity in the project area.

Exploration

Northgate acquired YDM in November 2005. Essentially, all of the significant exploration work completed on Young-Davidson since that time by Northgate has been surface or underground diamond drilling, and this is summarized in the next section.

Mineralization

Essentially all of the historical production at the YD Mine and approximately 60% of the production from the MCM Mine is from syenite-hosted gold mineralization (Lovell, 1967). Most of the current open pit and underground resources are also related to syenite-hosted gold. The syenite-hosted gold mineralization consists of a stockwork of quartz veinlets and narrow quartz veins, rarely greater than a few inches in thickness, situated within a broader halo of disseminated pyrite and potassic alteration. Visible gold is common in the narrower, glassy-textured quartz veinlets. In general, gold grades increase with quartz veinlet abundance, pyrite abundance, and alteration intensity. Mineralized areas are visually distinctive and are characterized by brick red to pink K-feldspar-rich syenite containing two to three percent disseminated pyrite and several orientations of quartz extension veinlets and veins. The quartz veins and veinlets commonly contain accessory carbonate, pyrite, and feldspar.

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Drilling

Since the discovery of gold in the project area until October 14, 2008 a total of 1,461 surface and underground diamond drill holes have been completed totaling 275,985 metres. With the exception of the holes pre-dating 1980 (324 holes, 20,236 metres) all of the drill logs have been preserved. All holes have been plotted on historic records and these hole traces and assays have now been entered into the database. All holes since 1988 have been surveyed for their collar co-ordinates and it is assumed that all underground hole collars were surveyed as per industry practice at the time of production. Since 1980 all holes have been surveyed using a tropari instrument or acid test and since 2006 all Northgate holes have been surveyed using FLEXIT and/or a gyroscopic instrument in order to measure down hole deviation.

Underground drill holes were probably AQ core (27 mm diameter) as was the practice of the day, surface holes pre-dating Northgate were with one exception BQ core (36.5 mm diameter) and all holes by Northgate (and the one exception) have been NQ core (47.6 mm diameter) except where a reduction to BQ has been required to complete the hole in problematic ground conditions. Core recovery and rock quality designations (RQD) have not been noted in historic drill logs, however in all Northgate holes core recovery has been excellent and the RQD factor has been very high indicating very competent rock.

Sampling Method and Approach

Drill core is transported directly from the drill rigs to the secure core logging facility. Core is logged with geological information being recorded, including rock type, degree of alteration, estimated percentage of sulfide minerals and vein intensity. Zones of interest are marked out and assigned a sample number and assay tag stapled into the box as well as being inserted into the sample base. Most of the Northgate core has been split with a hydraulic splitter, with a small number of samples cut with a diamond bladed core saw. The majority of Northgate samples are 1.5 metres in core length and most of the historic samples are in five foot lengths. Assay procedures have not been well documented prior to 2003, but it is assumed that conventional crushing, pulverizing and classical fire assay techniques were used.

Sample Preparation, Analyses and Security

Prior to sample shipment Northgate has implemented a number of measures designed to maintain a high level of security at the core Logging facility, at the mine property and while the samples are in transit.

Upon arrival at the laboratories (either ALS Chemex or Swastika Laboratories) samples are logged into the laboratory tracking system and weighed. Each core sample is entirely crushed to better than 70% -2 millimetre (minus 10 mesh). A one kilogram split of each sample is then pulverized to better than 85% passing 75 micron (minus 150 mesh). A 250 gram duplicate split of crushed material is taken and pulverized. The prepared samples, certified reference material (CRM), and blanks are then sent to the analytical laboratory. Approximately 50 grams aliquots are weighed for fire assay. Fire assay fusion was by lead flux with a silver collector, with an atomic absorption finish. Each sample was also submitted for a 34 element analysis, by aqua-regia acid digestion and ICP-AES. This process quantitatively dissolves base metals for the majority of geological materials. Major rock forming elements and more resistive metals are only partially dissolved. All sample batches were subjected to the laboratory’s internal quality control procedures.

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Quality Control and Quality Assurance

No information has been compiled that describes the quality control (QC) and quality assurance (QA) procedures for the pre-2003 drilling, however it is unlikely that blanks and CRM’s were used as this did not become standard industry practice until the early 2000’s. The main form of QA/QC would have been periodic re-assaying of anomalous samples with introduction of blanks in the early 1980’s and 90’s.

The Northgate QA/QC is documented in the technical documents filed on SEDAR for the 2006, 2007 and 2008 programs. In essence this amounted to four percent of the entire population of samples submitted for analysis, including blanks, standards, and duplicates. Additionally, about 15-20% of pulp replicates and 2.5% of reject duplicates were analyzed and incorporated into final assay grade to improve overall precision. The QA/QC data is monitored as the samples are being processed at the laboratories and where analytical problems are identified the laboratory is required to reanalyze the samples.

Based on this work Northgate has concluded that there are no contamination issues, analytical results are both accurate and precise (5% precision at the 1.7 g/t Au cut-off grade for replicate samples and 10% precision for the combined preparation and analytical processes). The data is therefore suitable for supporting resource and reserve estimation work in the opinion of the Qualified Person.

Data Verification

The project data base has been subject to verification or audit by Micon (2004), SWRPA (2006), AMEC (2008) and Northgate geologists (2006, 2007 and 2008) who have no direct involvement with the project. Collar co-ordinates, down hole survey tests and assay intervals have been verified against a variety of supporting documentation. Where errors have been identified these were corrected and procedures put in place to prevent re-occurrence and to expedite future data verification programs. In each case the third party audit has concluded that the database is valid and acceptable for supporting resource estimation work on the project.

Mine Development and Mine Plan

The open pit operation will have a three year life following a six month pre production period. Mining is conducted by a contractor using conventional methods on 5 metre benches, using 8 metre3 Front-End loaders (FEL), 55 tonne haul trucks, appropriately sized drills and support equipment. The open pit mining contractor commenced mobilization and mining in November 2011.

A historical open stope exists at the east end of the proposed pit design. In order to remove the safety risks of working near an open stope, and to minimize dilution and mining loss, the stope will be filled with waste rock early in the mine life. The waste rock backfill will then be mined out as part of regular bench mining activities.

The open pit mining plan has been generated to feed the mill at a rate of 2.16 Mt/yr. The plan includes the use of a low grade stockpile so that the head grade is higher during the first two years of the project. Approximately 18.9 Mt of waste rock will be generated by the open pit and will be placed in the waste dump to the north of the pit.

The underground deposit is located approximately 210 m to 1,350 metres below surface. A new 6.5 metre diameter shaft is being sunk to the east of the deposit to a depth of 1,500 metres and will provide for the hoisting of ore and waste and the supply of ventilation. The existing MCM #3 shaft is being extended to a depth of 1,500 metres to provide for the hoisting of men and materials. The mine will also be accessed by a ramp, which will be extended to the bottom of the mine from the existing exploration ramp, currently at a depth of 760 metres below surface. The mine design has taken into consideration the existing MCM #3 and the YD shafts and other existing openings for ventilation and early works.

The underground mine has been designed for low operating costs through the use of large modern equipment, gravity transport of ore and waste through raises, shaft hoisting, minimal ore and waste re-handling, high productivity bulk mining methods and paste backfill The mine will operate 20 metre scooptrams to load, haul and transfer stope production to the ore pass system from where it will be hoisted to the surface via 18 mt skips.

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At the Feasibility Study production rate of 2.16 metres/yr (6,000 tpd) the underground will have a mine life of 19 years based on the current reserve. Production from the underground mine will be phased in during years two and three as the pit becomes exhausted. For the last 17 years of the projected mine life, mill feed will be provided exclusively from the underground mine. Given the increased reserve base, the Corporation is currently undertaking evaluations on increasing both the underground mining rate and the ore processing rate. Production options of between 8,000 and 10,000 tpd are being evaluated and are dependent on realized productivities in stoping and material transport.

The preproduction development requirements comprise 1,500 metres of shaft, 20,670 metres of lateral and 5,170 metres of raises. Lateral development during operations will average approximately 12,000 metres/yr including capital, operating and ore categories for the first 12 years of the underground mine operation. In the last seven years of the underground mine life, the development requirements drop off sharply as the mine is close to being fully developed.

The average underground personnel requirements are estimated to be 190 persons. The mine will operate seven days a week with two 11 hour shifts per day working a four days on and four days off schedule. Once in full production, the mine will be owner operated with only diamond drilling and raising being contracted.

Metallurgy and Processing

The metallurgical testwork programs considered for this phase were completed in 2008 and early 2009 at SGS Lakefield. Results of these tests provided the data used for the design criteria.

The tests were conducted on samples from 32 holes selected across the mineralization from which five zone composites and a master composite were prepared. Flowsheet optimization was conducted on the master composite. Once the metallurgical parameters were optimized, the five zone composite and 32 individual samples were tested used for variability testing.

The grinding characteristics of the design mineralized material, an equal mixture of UBZ, LBZ and Pit Zone material as combined material for pilot plant feed gives an average Bond Work Index (BWI) of 15.6 kWh/t at 100 mesh (106µm) of grind. The selected six zone samples work index ranged from 14.7 to 18.3 kWh/t or an average of 16.5 kWh/t. Most samples tested fell in the medium to hard range of hardness with respect to impact breakage and Bond rod mill / ball mill grindability work indices while there was one waste sample which fell in the very hard range of hardness. All samples have been classified as abrasive or very abrasive.

The gravity recoverable gold was determined to be about 25% of the gold contained in the composite sample tested when cleaning of the primary centrifugal concentrator product on a Mozley table was completed to a target 0.05% weight recovery of the initial feed material.

The metallurgical test programs support the selection of single stage autogenous grinding (AG) circuit with a gravity circuit followed by flotation. The flotation concentrate is to be further ground and leached in a conventional carbon-in-leach (CIL). The flotation tailings will also be leached in a CIL circuit. The gold will be recovered from the carbon followed by electro-winning and pouring doré bars.

A gold recovery of 92.5% is indicated for the head grade of the samples on which the test work was performed and is the basis for the pre-feasibility phase.

The combined leach tailings were used for the cyanide destruction testwork. The YD CIL tailings is amenable to the SO2/Air cyanide destruction method.

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Exploration and Development

2011 exploration included 25,074 metres of drilling directed at a number of target areas and a number of geophysical surveys across key parts of the geology. A key target area was the Young-Davidson West deposit discovered in 2010 with hole YD10-198 that intersected 3.46 grams per tonne gold over 79.5 metres with an estimated true thickness of 53.5 metres. During the year a number of follow up drill holes intersected this zone (Press Releases dated, April 13, June 7, August 25, September 15 and October 4, 2011) and a resource estimate of this zone is included in the overall Reserve and Resource statement.

A significant portion of the 2012 capital budget is focused on the completion of the surface construction requirements, in particular, the processing plant, administration building, warehouse, truck shop and other associated infrastructure. In addition to the surface construction, underground capital development will continue on schedule in order to support underground ore production ramp-up in 2013. Capital works in 2012 will include shaft, headframe and hoist construction, as well as construction of the mid-shaft loading facility. Total lateral and vertical development are expected to be 6.6 kilometres and 1.2 kilometres respectively.

Fosterville, Victoria, Australia

Property Description and Location

The Fosterville Gold Mine is located approximately 20 kilometres north-east of the city of Bendigo, and 130 kilometres north of Melbourne in Victoria, Australia. Bendigo is a historic gold mining centre which is estimated to have produced 22 million ounces of gold following the first discoveries in 1851. The Fosterville Gold Mine and all associated infrastructure, including the tailings dam, are located on Mining Lease 5404 (“ML 5404”), which is 100% owned by Perseverance. MIN5404 was initially granted as ML1868 on 24th August 1990. The licence later merged with adjoining lease MIN4877, resulting in MIN5404, which has a total area 17.03 kilometres2, and is due to expire on 24th August 2020. There is however a right of renewal upon expiry of the lease. MIN5404 is located at centroid coordinates 276,599.72E and 5935,134.9N using Map Grid of Australia Zone 55 (GDA94) coordinate projection (or 144o 29’ 56.9” longitude and 36 o 42’ 11.6” latitude). Northgate also holds title through Perseverance of six surrounding exploration licences totalling 1,437 kilometres2. These exploration licences encompass the entire known strike extent of the Fosterville Goldfield. In Victoria, exploration licences are renewable annually subject to adequate exploration expenditure.

Within ML 5404, there is a 2.5% gold royalty payable to New Holland Mining Ltd, now Nu Energy Capital Limited for the area outlined by MIN4877 in the north eastern portion of ML 5404. Furthermore, the royalty agreement extends north and south of ML 5404 where previously existing tenement EL3211 (New Holland Mining) overlaps with EL3539 (Perseverance). This royalty does not affect current reserves and only affects a portion of the resources on the north part of the mining lease.

Fosterville’s undiscounted rehabilitation liability is A$7,836,470. The environmental bond is currently set at A$5,282,000 and is reviewed annually with the Department of Primary Industries in Victoria. Rehabilitation is undertaken progressively at the Fosterville Gold Mine but the environmental bond is only reduced on establishment of the rehabilitation which is not considered to have occurred until at least 5 years after rehabilitation has occurred.

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Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Fosterville Gold Mine has ready access via two separate sealed roads and a variety of all weather un-sealed roads linking to regional highways. The regional centre of Bendigo, 20 kilometres away, has a population of 95,000 people which provides a source of skilled labour. With a gold mining history that dates back to the 19th century the area is also well serviced by mining equipment suppliers, contractors and consultants to the mining industry. The area has a Mediterranean climate with hot, dry summers and cool winters. Mean annual maximum temperature is 20.8 oC and the mean annual minimum temperature is 7.6 oC with mean annual rainfall of 482 millimetres.

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Power is supplied to the site via a terminal station that was constructed by Perseverance in 2005. This station is connected to the 220kV transmission line that runs from Bendigo to Shepparton, which traverses the southern end of ML 5404, approximately 1.5 kilometres south of the processing plant. There is a connection agreement in place with SP Ausnet, who manage the transmission and distribution network. To improve the security of water supply, an agreement is in place for the supply of waste water from the Bendigo sewerage treatment facility. A pipeline was commissioned in April 2005, which has the capacity to provide approximately 2000 ML annually which comfortably exceeds the current plant usage of approximately 1000 ML per annum. The agreement was for an initial 10 year term with two options of a further 10 years each on written request.

The Fosterville area is flat to very gently undulating with a range of low, rolling hills about 2 kilometres to the west and the Campaspe River about 2 kilometres to the east. On ML 5404, natural surface elevations range from 150 to 185 metres above sea level (5150RL to 5185RL mine grid). Vegetation in the area ranges from native forest to established grazing pasture.

History

Gold was first discovered in the Fosterville area in 1894 with activity continuing until 1903 for a total of 28,000 ounces of production. Mining in this era was confined to near-surface oxide material. Aside from a minor tailings retreatment in the 1930’s, the field lay dormant until the 1988 when Bendigo Gold Associates again recommenced gold production at Fosterville from the reprocessing of tailings. By 1989 this program had come to an end and exploration for oxide resources commenced. The leases were then acquired by Brunswick who continued exploration and in 1991 started heap leaching ore derived from shallow oxide open pits. After six months of production, Brunswick went into receivership as a result of the failure of another operation. Perseverance bought the operation from the receivers and continued the oxide heap leach operations. Perseverance continued to produce between 25,000 to 35,000 ounces per annum until the cessation of the oxide mining in 2001. Between 1988 and 2001, a total of 240,000 ounces of gold were poured.

In 2001, Perseverance underwent a significant recapitalisation and the focus of the company changed to developing the sulphide resource. A feasibility study investigating a combined open pit and underground mining operation feeding 0.8 million tonnes per annum (“Mtpa”) of sulphide ore to a BIOX processing plant was completed in 2003. Work on the plant and open pit mining commenced in early 2004. Commercial sulphide hosted gold production commenced in April 2005 and up to the end of December 2007 had produced 263,900 ounces of gold. Underground development commenced in March 2006 with first production recorded in September 2006.

On October 28, 2007, Perseverance announced that it had entered into an agreement whereby Northgate would acquire the company via a scheme of arrangement, and full ownership passed to Northgate in February of 2008. AuRico acquired Fosterville through its acquisition of Northgate in October 2011.

Geological Setting

The Fosterville Goldfield is located in the Bendigo Zone of the Lachlan Fold Belt. The host rock lithologies in this Zone are dominated by a sequence of folded and faulted Ordovician turbidites which were subsequently deformed in the Late Ordovician (450-430 Ma) Benambran Orogeny. The sediment pile was deformed under east-west compression resulting in the formation of north-south folds. As this process continued and fold limbs steepened, a series of west-dipping reverse faults progressively developed. This generation of faults is interpreted to have a listric geometry and were likely conduits for ascending mineralized fluids.

There are two broad periods of gold mineralization indicated by radiogenic dating across the western Lachlan Fold Belt. The first of these is associated with quartz vein hosted mineralization and is concentrated from 425 - 400 Ma. This period and style of mineralization extended from Stawell in the west to Bendigo - Wattle Gully in the east.

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The Bendigo Zone was intruded by two granitic suites during the early Devonian and again in the late Devonian. These events appear linked to the second phase of mineralization which occurred between 380 - 365 Ma and extended from Ballarat in the west to the Woods Point -Walhalla belt in the east. The Fosterville mineralization appears to have formed during this phase. Mineralization from this second phase can manifest in a range of styles from quartz-carbonate vein hosted free gold through to sulphide hosted refractory gold in association with arsenopyrite, pyrite and stibnite

The Fosterville Goldfield is hosted by a turbiditic sequence of interbedded sandstones, siltstones and shales interpreted as having formed through a regime of meandering submarine channels. The sequence is dominated by shale topped sands ranging from 0.2 to 1.5 metres thick, with lesser amounts of massive sandstone, shale and black shale. The sequence was metamorphosed to sub-greenschist facies and folded into a set of upright, open to closed folds. This folding resulted in the formation of an axial planar and radial cleavage, best developed in fold hinges. It also resulted in the development of bedding parallel laminated quartz veins, preferentially forming in shales at or close to the contact with sandstone units. These laminated quartz veins are visually similar to those that carry free gold at Bendigo, however at Fosterville they are effectively unmineralized. Mineralization at Fosterville is controlled by a series of late brittle faults which are often bedding parallel and follow pre-existing laminated quartz vein, however they do also crosscut bedding to link bedding parallel faults across folds. They are generally steeply west dipping reverse faults with a series of moderately dipping reverse splay faults formed in the footwall of the main fault. The splay faults are generally confined to the Zone within 100 metres east of the main fault. In the current mining areas in the Central Area, the main fault is the Fosterville Fault with the Phoenix Fault being the most important splay fault in terms of identified mineralization.

Exploration

Modern exploration commenced at Fosterville during the 1970s with two different companies holding the ground and drilling a total of six diamond drill holes. From 1987 to 1991 Bendigo Gold Associates and later Brunswick drilled 488 RC holes and 6 HQ diamond holes targeting oxide mineralization on the Fosterville Fault and the Robbins Hill area. This program resulted in the development of a Heap Leach operation which commenced in 1991. Brunswick also completed 100 metres by 20 metres soil Geochemistry grid across the project area and as far west as the Sugarloaf Range. The soil Geochemistry was very effective at defining gold mineralization except where alluvial cover exceeded about two metres. Two preliminary IP lines were completed with mixed results.

On acquiring the Fosterville mining lease in 1992, Perseverance started RC drilling for further oxide resources and reserves using a combination of cross over and face sampling hammers. In late 1994, while continuing to explore for oxide mineralization, Perseverance began to drill for sulphide mineralization on the Fosterville Fault potentially amenable to open cut mining. This drilling was almost entirely RC using a face sampling hammer with minor diamond drilling for metallurgical and geotechnical purposes and extended from 6000mN to 10700mN. Most of the drilling was completed by 1997 with minor infill drilling continuing to 1999. This drilling programme was generally restricted to within 100 metres of surface, extending to a vertical depth of 150 metres below surface in the Central North area, reflecting the perceived limits of open cut mining. The data from this drilling program formed the basis of the 1997 Sulphide Project Feasibility Study which was later updated in 2000.

Two deep diamond holes, SPD7 and SPD8 were also drilled. SPD7 was drilled beneath the Central Ellesmere pit and intersected 53.8 metres @ 1.97 g/t Au terminating in mineralization from 382.0 metres, while SPD8 was drilled to 450.0 metres below Central North intersecting only 2.0 metres @ 0.58 g/t Au on a splay fault some 60 metres to the east of the Fosterville Fault.

The current drilling program on the Fosterville Fault Zone commenced in July 2001 and is ongoing. For the majority of this period, the surface drilling activities have been conducted by Silver City Drilling Pty Ltd (drilling contractor) and the underground drilling activities have been conducted by Deepcore Pty Ltd (drilling contractor). Resource definition holes are usually drilled with RC pre-collars and NQ2 diamond tails. The sectional spacing ranges from 200 metres to 50 metres with the vertical spacing of intersections usually 50 metres.

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A small number of RC only holes have been drilled where the target was shallow and exploratory. Once definitive targets were defined by this type of drilling, the drilling methods changed to the those used for resource definition drilling described above.

The change in drilling methods to largely oriented diamond core, intensive re-mapping of old oxide pits and a change in logging methods to collect detailed grain size data allowing sequence stratigraphic analysis allowed much more detailed and robust geological models. These geological models allowed a better understanding of the controls on gold mineralisation which in turn resulted in the better targeting and more efficient use of drilling.

The post-2001 exploration has resulted in the discovery and definition of the Phoenix, Wirrawilla and Farley’s deep zones. In addition the Falcon, Ellesmere and Harrier zones have been extensively extended. Modest additions to resources have been made at the Daley’s Hill, Sharkey’s and Hunts deposits.

Two further IP surveys were completed in 2001 and 2005. The 2001 survey consisted of four lines of 50 metre nodes over the central area. This survey was designed to define gold mineralisation at depths of between 50 to 250 metres. The data was inverted to make a model in real space. Anomalies were defined along the Fosterville Fault zone, but the 50 metre node spacing meant that the survey resolution was unable to distinguish the carbonaceous shale in the hanging wall of the Fosterville Fault from mineralisation in the footwall of the Fosterville Fault. In 2005 another four IP lines were completed across the northern end of the Fosterville Goldfield, covering the Sugarloaf geochemical anomaly, the Fosterville Fault Zone and the Robbin’s Hill area. This survey defined weak anomalies over the Sugarloaf geochemical anomaly and the strike projection of the Fosterville Fault Zone north of ML 5404.

The 2008 surface diamond drilling program tested the characteristics and extent of resources of the Wirrawilla (now renamed as Harrier UG) and Phoenix resource areas. Thirty six holes totalling 16,159 metres were completed with 13,864 metres in Harrier UG area and 2,295 metres in the Phoenix area.

The program resulted in the discovery of extensions to three north striking west dipping areas of gold mineralization within the Harrier UG area: the Osprey; Raptor; and, Harrier Base Fault zones. The zones are situated 1.7 kilometres south of the current Phoenix ore body and are interpreted to be at a slightly higher stratigraphic level down plunge of the Harrier open-pit ore body, which was mined in 2007.

The 2009 exploration program consisted of an additional 24,347 metres of drilling that served as the basis for a Harrier resource estimate using a 3.0 g/t Au lower cut-off.

  Indicated Resource 2.0 Mt @ 5.6 g/t (357K ounces gold)
  Inferred Resource 1.8 Mt @ 5.4 g/t (320K ounces gold)

The resource model was then subjected to mine design criteria and economic analysis in order to derive reserves for the project. Based on the Indicated Resources only this resulted in a reserve estimate as follows:

  Probable Reserves 1.2 Mt @ 4.1 g/t (159K ounces gold)

Additional exploration drilling in 2009 consisted of 6,633 metres of drilling on Phoenix Extension, 1,051 metres on other targets on the Fosterville Mining Lease as well as 1,695 metres in 10 holes on the Myrtle Creek prospect (EL3539) south of the Fosterville mine.

The 2010 exploration program consisted of 76,500 metres of drilling the large majority of which was directed towards the Harrier (45%) and Phoenix (36%) zones with exploration to extend the zones and infill drilling to upgrade the confidence of the resource prior to reserve estimation. The balance of the exploration was directed to other targets on the Mine Lease and a small amount of drilling was undertaken on the exploration tenements surrounding the Mine Lease.

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The 2011 exploration program consisted of 16,804 metres of drilling directed towards 14 different target areas on the Mining Lease, some of which are push backs on existing open pits and others are underground mining target areas.

Mineralization

Gold mineralization at Fosterville is relatively homogenous with only one deposit type present. There are minor variations in the host rock type and structural setting. Fosterville type deposits form a sub-group of orogenic gold deposits that are typified by gold occurring in fine grained arsenopyrite and / or pyrite disseminated in country rocks as a selvage to faults or veins. Fosterville-type deposits and classic vein-hosted deposits are effectively end members with many orogenic gold deposits displaying features of both. Primary mineralization at Fosterville is controlled by late brittle faulting. These late brittle faults are generally steeply west dipping reverse faults with a series of moderately west dipping reverse splay faults formed in the footwall of the main fault. Primary gold mineralization occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in a quartz – carbonate veinlet stockwork. The mineralization is structurally controlled with high grade zones localised by the geometric relationship between bedding and faulting. Mineralised shoots are typically 4 to 15 metres thick, 50 to 150 metres up / down dip and 300 to 1,500 metres+ down plunge. These sulphide bodies are the primary target for exploration activities, especially where there is potential for grades in excess of 3 g/t Au (i.e. above likely underground cut-off grades).

Primary gold mineralization at Fosterville occurs as disseminated arsenopyrite and pyrite forming as a selvage to veins in a quartz – carbonate veinlet stockwork which is in turn controlled by the late brittle faults. The arsenopyrite occurs as fine grained (0.05 to 1 millimetre), acicular needles with no preferred orientation. The disseminated pyrite associated with gold mineralization occurs as crystalline pyritohedrons 0.1 to 2 millimetres in size. Electron microprobe analyses and metallurgical testwork indicates that the arsenopyrite contains 100 ppm Au to 1000 ppm Au and the auriferous pyrite 10 ppm Au to 100 ppm Au. Approximately 80% of the gold occurs in arsenopyrite, with the remaining 20% hosted by pyrite. Silver grades are low at Fosterville, usually about one tenth of the gold grade. Framboidal aggregates and laminations of pyrite up to 20 millimetres are common, especially in black shale units. The framboidal pyrite is diagenetic and is not auriferous.

Antimony mineralization occurs as very coarse grained overgrowths of stibnite up to 20 centimetres across replacing late quartz - carbonate veins. The stibnite appears to contain 1 ppm Au to 10 ppm Au, however there is usually a high grade (15 g/t Au to 40 g/t Au) arsenopyrite and pyrite mineralization occurring as a selvage to the quartz - stibnite veins. Antimony mineralization appears to be restricted to splay faults.

The quartz – carbonate veinlet stockwork comprises a network of tension gash type quartz –carbonate veinlets which have formed perpendicular to the walls of the brittle faults and quartz – carbonate veinlets formed on minor slip planes parallel to the brittle faults. Further movement on the minor slip planes offsets the tension gash veinlets giving rise to a range of geometries from planar through to highly erratic. The quartz – carbonate veinlets are barren but have selvages of disseminated, fine grained arsenopyrite – pyrite. Where the stockwork is well developed, mineralization selvages merge forming a solid body of mineralization. On the margins of the stockwork the mineralization occurs as a discrete selvage about 10 times the width of the veinlet on which it is centred.

Drilling and Geological Data Collection

The current drilling programme on the Fosterville Fault Zone commenced in July 2001 and is ongoing. For the majority of this period, the surface drilling activities have been conducted by Silver City Drilling Pty Ltd (drilling contractor) and the underground drilling activities have been conducted by Deepcore Pty Ltd (drilling contractor). The SPD holes were drilled with RC pre-collars and NQ2 diamond tails. The diamond tails commenced at least 20 metres before the hanging wall fault so that all mineralization was intersected by the diamond tail. The RC pre-collars were generally 150 metres to 200 metres deep and the diamond drilling was double tube wireline drilling. In addition, 15 wedges have been drilled from 10 parent holes.

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Collar locations are surveyed by a mine using a Total Station survey instrument resulting in +/- accuracy of 1 cm.

The direction of the RC pre-collars was controlled to some degree by the use of a stabilizer rod, the relative size of the bit compared to the rods and by the weight on the hammer. In general, holes shallower than 70° tended to lift, whereas holes steeper than 75° tended to drop. With experience deviation in the pre-collar was restricted to less than 1° in 100 metres. Directional navi drilling was occasionally used to keep holes on target where the RC pre-collar deviated significantly. Down hole surveys were carried out using a single shot Eastman camera at 25 metre intervals in the pre-collars (every 50 metres inside the rods as the hole was drilled and the intervening 25 metre intervals open hole after the pre-collar was completed) and at 30 metre intervals in the diamond tails. As a check on the validity of the single shot surveys six holes were surveyed at 6 metre intervals using an EMS (electronic multi-shot) tool The drill hole traces are currently calculated using the ‘semi tangent’ de-surveying algorithm in Minesight software. This method is suitable for deeper RC holes, which have more than 2 downhole surveys. The ‘fit-spine’ algorithm was previously used because it dealt well with RC holes that have only one or two surveys near the top of the hole and also because this algorithm was used historically at Fosterville.

The NQ2 diamond core has generally been drilled using 6 metre core barrels. The core was oriented using a spear about every 30 metres. Approximately 50% of the core was able to be directly oriented from the spear marks, the orientation of about another 45% of the core was inferred using a reference plane (either bedding or cleavage) whilst the remaining 5% or so was unable to be oriented. Two new core orientation devices were tested on about 30 holes during the last quarter of 2002. The systems tested were the ezimark and ballmark systems, both of which should give an orientation every run; although due to broken ground this is usually more like every third run. The ballmark system was chosen due to better repeatability between runs and has been used routinely since the beginning of 2003.

All of the RC pre-collars were sampled as four metre composites of 6.25% splits from a riffle splitter. However, mineralised portions of drill holes were later riffle split to one metre lengths to better define gold mineralization. Sampling of RC pre-collar holes after May 2004 was changed such that two metre composite samples were exclusively conducted throughout all drill programs. Sieved chips from the RC pre-collars were logged in two metre intervals for Lithology, weathering, alteration, % quartz, colour and recovery. The information was entered directly in the field into a hand held computer (IPAQ) and downloaded to the database. The downloading procedure has in built checks to prevent interval overlap, range checking etc. After downloading the entire log is printed for hand plotting and as a hard copy record.

Diamond drill core is roughly oriented at the rig by the drillers before transport to the core shed. At the core shed the core is washed, oriented, digitally photographed, recovery and RQD measured, geologically logged, marked for sampling, sampled and samples dispatched. Geotechnical Logging occurs on an as needs basis. The remaining core is stored in the core farm behind the core shed. The geological Logging involves directly entering observations on sediment grain size, Lithology, planar and linear structural observations (as alpha, beta and gamma), mineralization, alteration and quartz veining into a hand held computer. In addition, sample numbers are also recorded into the hand held computer. When Logging is complete the hand held computer is downloaded into the database with the usual automated error checking, a list of samples printed as a cutting sheet and the entire log printed for hand plotting and as a hard copy record.

Based on drilling results, interpretations are made in cross-section and level plan to interpret the true thickness of the mineralised Zones with geological solids subsequently generated from these interpretations.

Sampling and Analysis

From the acquisition of the project by Perseverance in 1992 through to the present, all RC drilling through mineralization has been collected at one metre intervals and sampled as two metre composite samples. Prior to 1995, samples were collected using ‘spear’ sampling. Since 1995, all RC holes have been sampled using a riffle splitter split to either 12.5% or 6.25% depending on the hole diameter. After 1996, if the sample was unable to be kept dry the hole was finished with an NQ diamond tail. In the central area, spear samples comprise16% of all mineralised samples and 28% of all mineralised RC samples. All RC holes were completely sampled.

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In the diamond drill core, all visible sulphide mineralization, quartz vein stockworks and laminated quartz veins plus at least two metres of apparent waste either side was sampled. Samples were cut to geological boundaries and within a length range of 0.3 metres to 2.0 metres, with a preferred length of 1.0 metres. The core was halved along the plane of orientation using a diamond saw and the upper half of the core dispatched for analysis and the lower half returned to the core tray in its original orientation. The PQ core was sampled by cutting a sliver equivalent in volume to NQ2 core from the top of the core. recovery of diamond drill core is acceptable with >98% recorded for the drill holes incorporated into the Central Area resource models.

In underground sampling, an attempt is made to sample every round (4 metre nominal advance) in the ore drives where safe to do so. Sample intervals are chosen based on Lithology, alteration and mineralization, and are a minimum of 0.3 metres and a maximum of 1.5 metres in length. Mapping data that was collected at the same time as the samples is used to validate the sample results.

A program of duplicate sampling was undertaken on the Phoenix 5020 level in 2007, where a field duplicate was taken for every sample collected. The results for 174 pairs of samples show reasonable repeatability with an R2 of 0.803. This study covered the underground face sampling method used throughout the mine since ore driving commenced in late 2006 and the area represented typical Geology in terms of mineralization and geometry. On this basis, it is reasonable to apply this level of confidence to all of the face sampling included in the Central Area resource models.

The elements important to the Fosterville metallurgical oxidation process are Au, S and Sb in decreasing importance. Arsenic is modelled for environmental reasons. NCC (non-carbonate carbon) is of importance in the CIL stage as graphite is preg-robbing of gold in solution.

All of the gold analyses used in the sulphide resource model in the 2000 Sulphide Feasibility Study were fire assays of a 40g charge carried out by ALS at Bendigo, a commercial laboratory (non-accredited). The other elements were analysed by a variety of techniques at a variety of laboratories. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

For the 2001 – 2004 NQ2 SPD diamond drilling campaign, gold analyses were determined by fire assay of a 40g charge by AMDEL in Adelaide, a commercial laboratory (ISO 9001 accredited). A 30 element suite including As, S and Sb was analysed by ICP-AES from a separate 5g charge following HNO3 / HF digestion. From November 2002 to August 2003 TGC (total graphitic carbon) was analysed on a selective basis. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

Since 2005, On Site Laboratory Services (OSL), a commercial laboratory based in Bendigo, was the primary provider of analytical services to the project. The OSL Bendigo laboratory is currently not accredited, however it is working towards ISO 9001 accreditation which is anticipated to be in place by April 2008. Following sample drying, OSL use a combined crusher and mill to pulverise the entire sample to a nominal 95% passing 75μm. A 25 g subsample is analysed for gold by fire assay with an AAS finish.

A 0.5 g sub-sample of the pulp is digested in a HNO3 / HCl digest and then analysed for Ag, As, Bi, Ca, Cu, Fe, K, Sb and S by ICP-AES. A full program of repeats, standards and inter-laboratory check sampling was conducted on the gold analyses.

An audit of the OSL facility was completed for Perseverance by an external consultant during 2007. This audit found that OSL’s procedures were adequate and presented no major risk to the resource estimate.

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There were areas for improvement identified with the following corrective actions taken during the second half of 2007:

1.	Temperature variation within the drying oven is now being measured and recorded.
2.	Sizing analysis for all pulps is now being conducted and recorded.
3.	Calibration of scales is now being recorded and documented.

Sample and Data Security

Samples are bagged and numbered either on site at the drill rig or at the on-site core handling facility. Samples sent to laboratories outside Bendigo were sealed in bags in lots of about 10 and sent using commercial freight companies with tracking systems. On arrival at the laboratory the samples received are matched to the “sent list”. Analytical laboratories have operated in Bendigo during the periods 1992 – 2000 and 2005 to present. During these periods individual samples from the drill rig or core shed have been placed in a container within the mine security gate and collected daily by laboratory staff. Again, the laboratory staff matched the samples received to the “sent list” provided by the Corporation and confirm these by either fax or email.

Work undertaken by employees of the Corporation was limited to core logging and the mark-up, cutting and bagging of samples. All other sample preparation and analysis was conducted off-site at commercial laboratories. Data security is ensured through the use of an ‘Acquire / SQL Server’ database of all of the Corporation’s exploration drilling information. This database includes all assays, geological and geotechnical information. As well as data interrogation, the database allows automated error checking as new data is entered. The database is backed up to tape incrementally daily and fully weekly. Access to the database is controlled by user login permissions and the Acquire software.

Mining Operations

Since the completion of the Harrier Open Cut mine in early December 2007, the sole source of ore has been the underground operations. The underground mine commenced declining in March 2006 and with production first recorded in September 2006. Development and stoping have commenced in the Falcon and Phoenix ore bodies with development in the Ellesmere and Kink ore bodies. The Phoenix ore body is being mined using open stoping methods – longitudinal retreat in areas <10 metres in width and transverse where the width exceeds 10 metres. The Falcon ore body is being mined by a modified longitudinal sublevel caving method with oxide from surface being drawn down to support and confine the hanging wall. The Ellesmere and Kink ore bodies are mined by longitudinal retreat open stoping. In all cases, the planned levels are 20 metres apart vertically.

Mining is conducted using a conventional fleet including jumbos, production drills, loaders, trucks and ancillary equipment.

The processing path for the ore involves conventional crushing and grinding followed by flotation, bacterial oxidation and carbon-in-leach circuits. The bacterial oxidation process uses BIOX technology, operated under licence from Goldfields. The processing capacity is approximately 1 Mtpa.

Exploration and Development

Exploration expenditures in 2012 are forecast to be $ 5.5 million. The entire exploration program is focused on Mine Lease. Half of the program will be directed to Resource Conversion, and the balance will be directed toward on mine lease exploration targets. The primary target areas are Phoenix Deeps, the down plunge extension of the main ore body at Fosterville, and extensions to the Harrier UG deposit to the north and south.

Key focus for underground mining is the development of the Harrier area which has now been accessed. This area will form a significant part of 2012 production and will partner with the Phoenix area in providing a second major ore source for the operation going forward.

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Open pit mining will focus on completing two cutbacks of previously mined pits to provide supplementary ore to the mill. A total of 835,000t of ore is planned to be milled (730,000t UG + 105,000t OC).

Much of the capital spend will be devoted towards continued infrastructure development in the Phoenix and Harrier ore zones. The key focus for plant and equipment is the replacement of some older units e.g., 2 underground trucks, 1 underground loader and 1 surface loader. From an infrastructure perspective, the significant project is the establishment of another in-pit tailings facility for flotation residue. Importantly, the capital programs also include exploration programs aimed to extend both the Phoenix and Harrier ore bodies which remain open along strike as well as explore other areas of the near mine environment.

Stawell, Victoria, Australia

Property Description and Location

The Stawell Gold Mine is located in the State of Victoria, 250 kilometres northwest of Melbourne and two kilometres from the township of Stawell. Stawell is a rural township of approximately 6500 people and is within the Northern Grampians Shire.

The mine’s principal approval is its Mining Lease (“ML 5260”) issued by the Victorian State Government under the Mineral Resources Sustainable Development Act 1990. This approval was first issued on the 31st May 1985 as ML 1219 and has been amended on at least six occasions since as a result of approved Work Plan variations. The current mining licence approval is active until 2020.

ML 5260 (centroid coordinates of 142.80° E and 37.06° S, GDA94) encompasses both the Magdala and Wonga mines and is located both under and around the township of Stawell with an area of 1000.58 Ha The mining lease is comprised of private and crown land including designated crown land reserves. Designated crown land reserves require particular consideration in accordance with the Mineral Resources Development Act 1990 and National Parks (Box Ironbark and Other Parks) Act 2002.

Within ML 5260 there is an A$2.00 per Au ounce royalty payable to Mineral Ventures of Australia (MVA). This royalty agreement came into place in February of 2004 and is in place until the earlier of 15 year of production or 2.5 million ounces of gold. Furthermore this royalty agreement extends to Victorian tenements held by Leviathan Resources Ltd. (now a wholly-owned subsidiary of Northgate Australian Ventures Corp. Pty Ltd.) which included ML 5260.

Plan showing the location of ML 5260, Stawell Gold Mines operational infrastructure.

Stawell’s undiscounted rehabilitation liability is A$6,687,332. An environmental bond for project of A$ 4,803,364 is lodged with the Department of Primary Industries in Victoria. Rehabilitation for the project is ongoing and the Corporation’s wholly-owned subsidiary, Stawell Gold Mines Pty Ltd (“SGM”), has entered into a cooperative research project with the University of Melbourne to conduct rehabilitation trials to prepare the rehabilitation program for eventual closure of the operations. Other than the rehabilitation bond the project is not subject to any other environmental liabilities.

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SGM’s principal approval, ML 5260, is the applicable “right to mine” title over this land and is current to 2020. Attached to this title are a series of licence conditions that must be met and are the controlling conditions upon which an annual Work Plan and Work Plan variations are filed with the regulatory authority.

SGM is operating under a Work Plan submitted as required under section 3 of the General Licence Conditions of ML 5260. A key component of this Work Plan is an Environmental Management Plan (“EMP”) the most recent of which was submitted to the Department of Primary Industries Victoria for approval in April 2007. A requirement of the General Licence Conditions of Mining Licence is to maintain the EMP. SGM is in the process of preparing a variation to the current workplan to undertake a planned extension to the current tailings facilities in 2009.

SGM management reviews applicable regulatory requirements on an ongoing basis. SGM currently holds and maintains all statutory approvals required to conduct its mining operations.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

SGM is easily accessible from Melbourne as it is only 250 kilometres away via the Western Highway. Access closer to the mine site is provided through a network of sealed bitumen government roads. Roads within the mine site are unsealed and regularly maintained. The main Melbourne to Adelaide rail line passes through the town of Stawell, which is also serviced by a local sealed airfield.

The town of Stawell is located within the southern part of the Wimmera where the climate is described as semi-arid, allowing for exploration and mining activities all year round. Since 1996, Stawell has recorded an annual daily average temperature of 20.5°C. An extreme maximum of 43.6°C was recorded on the 25th of January, 2003, and an extreme minimum of 3.7°C on the 4th of August 1997. Mean annual rainfall is 480.2 millimetres with 70 days per year on average recorded as having rain.

SGM has been in operation for over 20 years, developing a highly experienced workforce. Many contractors, also having a long association with the mine, are available in the township of Stawell and surrounding regions. Due to the mines close location to the town of Stawell many facilities are available. Within the township is a police station, hospital, schools and shops. Mains Electricity and water is also accessible.

SGM’s facilities are extensive and representative of a modern gold mining operation. On the surface facilities include the gold processing plant, offices, core shed, laboratory and workshops. Larger infrastructure onsite includes a tailings dam, covering 96 Ha and receiving 100% of gold tailings from the processing plant. Three freshwater dams occur throughout the mine lease. The mine purchases electric power under a three year contract from Origin Energy Australia that expires in 2011. Water supply is from harvested rainfall runoff, dewatering, recycling of process water from the tailings facility and by way of a 60ML/month water right entitlement from Lake Bellfield located in the Grampians Mountains. The capacity of the site water storages is approximately 690 ML. The Lake Bellfield water is potable and is preferentially used in the processing operations as it improves gold recovery.

The area surrounding Stawell is made up of flat to gently undulating farmland with the Grampians Mountain range and National Park 20 kilometres to the southwest. Close to the centre of Stawell is Big Hill, the town’s highest point at a height of 303.6 metres above mean sea level. Stawell Gold mine is situated on the southern slope of Big Hill. Parts of the area adjacent to the mine are covered by Iron bark forest.

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History

Stawell is a historic goldfield that produced 2.7M ounces of gold between 1853 and 1926 from both alluvial and hard rock sources. There was little mining activity in the Stawell area from 1926 to 11th March 1976 when Western Mining Company (WMC) Resources Ltd was granted an exploration licence over the Stawell Goldfield. In 1981 Stawell Gold Mine was reopened by the WMC/Central Norseman Gold joint venture with commencement of the Magdala decline. By 1984 the operation had expanded with the construction of a processing facility and subsequent commencement of an open cut operation at the Wonga mine (2 kilometres south of Magdala). A number of historical tailing dumps were retreated during this period. Towards the end of mining of the Wonga open cut (1987) the Davis open cut operation was commenced. The Davis open cut exploited the oxide material on up dip projection of the Magdala deposit. The Wonga Open Cut operated from 1984 to 1987 and produced 778,847 tonnes recovering 69,159 ounces of gold. The Davis Open Cut operated from 1987 to 1989 and produced 154,525 tonnes for 8,992 recovered ounces of gold.

In December 1992 the operation was acquired in a 50/50 joint venture by Mining Project Investors (“MPI”) Pty Ltd and Pittson Mineral Ventures (“Pittson”). At this stage the Magdala decline was approximately at 410mRL, while the Wonga decline was at 180-200mRL. With the acquisition there was a clear direction to increase expenditure on resource definition drilling and near mine exploration. The joint venture continued until 2004 during which time there was a record of continued exploration success with discovery of additional mineralized deposits that were subsequently mined.

In February 2004 MPI acquired Pittson’s 50% share of the project. Exploration continued in the Golden Gift area during 2004 with the commencement of the Golden Gift South surface exploration program. In November 2004 a de-merger of the MPI gold business came into effect, and Leviathan Resources Ltd. was floated in December 2004. The resource drilling into the Golden Gift initially identified seven area of mineralization offset from each other due to late faulting. Conversion of these areas of mineralization into ore blocks wasn’t universal but was successful in a majority of cases. The further drilling of the fault blocks also identified other mineralised surfaces previously unknown due to the faulted nature of the Golden Gift. From the increased geological understanding of the Golden Gift deposit, it was clear in the mine planning process that two declines were required, the GG5 and GG3 declines, to access the ore zones for continuity of supply.

In January 2007 Perseverance acquired Leviathan Resources Ltd. Perseverance was acquired by Northgate Australian Ventures Corp. Pty Ltd. on the 18th of February, 2008, that was acquired by AuRico in October, 2011.

Geological Setting

The Stawell Goldfield is located in the western Stawell Zone of the Lachlan Fold Belt. The Stawell Zone is a belt of predominantly deformed meta-sedimentary rocks representing the lower parts of the Cambro Ordovician Lachlan Fold Belt stratigraphy bound to the west by the Moyston Fault and to the east by the Coongee Break. Interpretations from the Victorian Geological Survey present a thin skinned tectonics model where the Moyston Fault is an east dipping basal detachment which has juxtaposed higher metamorphic grade rocks of the Stawell Zone against lower grade Cambrian rocks of the Delamarian Glenelg Zone. The west dipping Stawell Fault, Coongee Break and other parallel west dipping faults represent back thrusts from the Moyston Fault. These back thrusts have progressively emplaced deeper stratigraphy against shallower stratigraphy with a generally west over east sense. An apparent anomaly in this sequence is the presence of deeper magnetic stratigraphy in the Stawell Wildwood corridor leading to the interpretation that the Pleasant Creek Fault, to the west of the Stawell Fault, actually dips east and has an east over west sense similar to the Moyston Fault. The Stawell Wildwood corridor therefore represents a significant structural high in an up thrown block of deeper stratigraphy between the Coongee Break and Pleasant Creek Fault.

There are three separate ore bodies defined at Stawell; the Magdala, Golden Gift and Wonga. All have differing characteristics but the same local Geology is relevant to the genesis of them all. The stratigraphy at Stawell is divided into three principal units the Magdala Basalt and two sedimentary units, the lower finer grained clastic sediment unit named the Albion Formation and the overlying coarser grained sandier Leviathan Formation. Intruded into this sequence are the Stawell Granite and a number of felsic and mafic intrusions. The Leviathan and Albion Formations are not segregated by the mine or exploration geologists at Stawell Gold Mine and are referred to by the local name of ‘mineschist’.

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Exploration

Significant exploration progress and successes that has been made over the life of the Stawell project including the discovery of the current mineral resources and mineral reserves. Current exploration initiatives apart from ongoing resource definition and grade control diamond drilling adjacent to the known mineralization in Golden Gift and Magdala has focused on testing the extent of the Golden Gift mineralization resulting in the discovery of the Golden Gift 6 (GG6) in 2008. The location of the GG6 targets are essentially the projection of the Basalt surface south of GG5, GG5 Lower and GG6 as currently defined from current diamond drilling. Exploration in 2012 will focus on the North Magdala and Wildwood targets

Mineralization

There are three different ore bodies at Stawell, being Magdala, Golden Gift and Wonga. Each of the differing ore and mineralization types are summarized below. Both the Magdala and Golden Gift ore types are hosted within the Magdala volcanogenic. Within the Magdala deposit there are three main ore types; Central Lode, Basalt Contact Lodes, and Magdala Stockwork Lodes. Central lode mineralization was a significant production source from Magdala early in the mine history. It is a quartz rich shear lode ranging from 0.5 to 10 metres in width and generally dips 55 - 65° to the west with a total strike length of four kilometres and a down dip extend of one kilometre. The overall structure is mineralised economic shoots vary from 20 – 30 metres in strike up to 200 – 350 metres in strike. Free gold in the quartz is associated with pyrite, arsenopyrite and recrystallised pyrrhotite. Average mined grade for Central Lode is 4-7 g/t Au.

Basalt contact lodes are located parallel to the Magdala Basalt and in ‘waterloo’ or reentrant positions. They are typically 2 metres wide and are represented by arrays of quartz sulphide tension veins immediately adjacent to the volcanogenic Basalt contacts. Sulphides include pyrrhotite, arsenopyrite and pyrite and occur as alteration selvages on tension vein margins. The main alteration mineral is stilpnomalane, resulting in its dark colour. The mineralization is isolated to the Magdala Volcanogenic package with none present in the adjacent Magdala Basalt. Ore shoot lengths range between 50 and 450 metres. The average mined grade for Basalt Contact Lodes is 4 – 9 g/t Au.

The Magdala stockwork lodes are situated above major basalt noses and can be described as a hybrid between central and basalt contact lodes. They consist of large quartz tension vein arrays with arsenopyrite and pyrrhotite dominant sulphide mineralization. The strike extent is limited to 40 – 50 metres and limited vertically 30 – 50 metres. Average mined grade for Magdala Stockwork Lodes is 4 – 7 g/t Au.

Unlike the Magdala deposit there is only one identifiable ore type in the Golden Gift and this is termed the Golden Gift Stockworks. Though there is only one discernable ore type in the Golden Gift, the Golden Gift Stockworks contain a spectrum of all Magdala styles. Typical widths range from 8-12 metres up to 30 metres and the strike extents of shoots range between 150 and 400 metres. Areas of highest grades and largest widths are situated above major basalt noses which are present in most ore bodies. Quartz content is generally below 25%. Mineralization includes abundant recystallised pyrrhotite and coarse grained arsenopyrite, pyrite and visible gold. Average mined grade is 4 – 10 g/t Au.

The Wonga deposit is hosted within the locally termed Wonga Schist that is part of the Leviathan Formation along two main fault systems. The Wonga Schist has undergone contact metamorphism during the emplacement of the Stawell Granite and undergone three ductile deformation events similar to other areas of the Stawell region. The two fault systems controlling the mineralization are the hanging wall structure which, strikes towards 350° and dips between 25° and 50° towards the east, and the Link structures which generally trend toward 240° and dip between 40° and 70° to the southeast. The mineralization is represented by arsenopyrite disseminations to quartz veins within these structures. The main ore minerals present are anhedral fine grained pyrrhotite and arsenopyrite. The higher grade ore Zones often show andalusite sericite alteration with rutile and ilmenite associations Production grades from 4 – 6 g/t Au were common for Wonga ore.

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Drilling

As expected for a mine that has been in continuous operation as long as Stawell Gold Mine and there have been a number of drilling methods employed. The data base of drilling information consists of over 848 kilometres of drilling 74% of which is based on underground drilling, 22% of which is surface diamond drilling and 4% of which is surface RC drilling.

Geological information is captured in a systematic manner that is well defined and documented and has undergone a process of continuous improvement over the years and is at or above industry standard. The diamond drill contract personnel provide a daily record of drilling activities for all drill rigs. Data from the daily record sheet is entered daily to a site database for tracking of drilling production and to enable tracking of drilling progress and interrogation of the database at a later date.

Geological personnel track the drill hole path and maintain in control of the daily activities of all drill rigs including which drillers were responsible for various sections of the hole should there be issues with core presentation or down hole depths that require clarification. A regime of regular rig audits and inspections are also used to assist with maintaining the high level of core presentation and sample quality. These drill records are kept indefinitely enabling review of drill hole information many years after completion of drilling.

All survey control for the underground drill programs is established by the mine’s survey personnel. Survey control points are maintained in the underground decline by survey personnel and these locations provide the control for all mark out and pick up surveying that is conducted in the underground environment. On conclusion of drilling and hole grouting diamond drilling personnel will insert wooden wedge labelled with the drill hole ID into the collar of the hole. This provides permanent identification of the drill hole collar to ensure matching of surveying information to the correct drill hole collars. The collar survey information is entered in the database by data managers.

Down hole survey control is managed by utilising down hole cameras to survey the drill hole path. Electronic single shot instruments (REFLEX® and RANGER® tools) have progressively been used in preference to the Eastman® mechanical cameras since 2002 at Stawell and the vast majority of the down hole surveys of diamond drill holes that are utilised in the estimation of the Mineral Resource estimate have been made with Electronic single shot cameras. Some of the deeper surface diamond drill holes have been surveyed using a North Seeking Gyro instrument. Down hole survey instruments routinely measure azimuth relative to magnetic north and declination (dip) relative to the horizontal. A correction is applied to convert Magnetic North to Grid North. Several quality control and quality assurance processes are in place to ensure that appropriate survey (down hole and collar) information is stored to the database. Apart from the Database Managers checklist a review sheet for the down hole survey information is provided to the responsible geologists such that this information can be validated and where required adjustments made to the survey information. For longer drill hole traces the survey information is plotted to provide a graphical review of the information method is utilised where adjustments to the survey information can be made using the overall trend of the drill hole trace.

Sampling and Analysis

All diamond drill core is delivered to the Stawell Gold mines core processing facility by the diamond drill contractor. Diamond drill core is washed to remove grease and individual core trays photographed in a light controlled installation prior to laying out on benches ready for Logging by the site geologists. As part of the standard geological procedures all core collected from diamond drill holes are photographed and a complete record of digital core photographs is available to assist in the geological interpretation All diamond drill core is logged by the site geological teams using a standardised Logging legend. The data is captured electronically at the point of collection using a barcode Logging “Datcol” software system. This system was developed on site in the mid 1990’s and has remained the standard process since that time with the key tables for Lithology, alteration, and structure and geotechnical information are populated during the Logging process. During the Logging process any lost core is estimated and logged as lost core with a specific start and end interval. During the Logging process the geologist will mark up the intervals of core for sampling. Not all diamond core is sampled. Historical sampling has identified the key lithological and structural units that will host mineralization and the selection of units for sampling follows specific protocols for each Lithology and structural setting with the median sample size being one metre in length. For exploration drill holes all samples are cut in half with a core saw with the un-sampled portion retained in storage on site. For resource definition drilling one in five drill holes are sampled with a core saw, all other holes are sampled as whole core.

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During the life of the Stawell Gold Mines a number of commercial laboratories have been utilised for routine assaying of diamond drill core and RC samples. A sample preparation flowsheet was developed in 1995 and has been in operation for all Stawell Gold Mines diamond core and RC samples since that time. During the period 1995 to 2004 all sample preparation was conducted by the various commercial assay laboratory facilities. In 2004 it was decided by site personnel to complete this task on site at the Stawell Gold Mines laboratory facility. The sample preparation follows the same process utilising modern sample preparation equipment.

  Primary Crushing to 75% passing 2.0 mm using a Boyd Crusher
  Splitting using a vibrating feed cone splitter
  Pulverising to 95% passing 75um using Labtechnics LM5 pulverising mills

By retaining responsibility for this work through the existing site based facility, Stawell Gold Mine has flexibility in sending the pulps only to a variety of assaying laboratories and also retain the coarse rejects on site for ongoing metallurgical test work programs.

All assaying for gold that is utilised in the Mineral Resource estimates have been completed by Fire Assay method (30 – 50g charge weights) with AAS finish. The onsite facility has in place a range of checks and resulting actions are in place to monitor the data set as set out in the QA/QC flowsheet. The analysis of the QA/QC data indicates that there is an overall negative bias of 3% for the year 2007. In the opinion of the Qualified Person the quality control procedures in place at Stawell Gold Mines including check assays, insertion of Standard reference materials and the results of corrective actions for the data sets utilised to estimate mineral resources are to a standard that provides quality assays for the estimation of mineral resources. All the mine’s drilling data is stored within the “acQuire” Database Management System. The database operates in an SQL Server framework and data security is established by having various levels of user access rights. Stawell Gold Mine maintains a security access system where loading and manipulation of data is only conducted by one of two data managers. All geological personnel have access to the database for read only purposes. Appropriate systems are also in place validate the data on an ongoing basis.

Security of Samples

Security of drill core and samples is managed by maintaining records throughout the complete process from drilling, core processing, Logging, sampling, sample preparation and assaying through to return of results. Key record keeping utilised in managing sample and data security are:

  Daily drilling records are entered to the database which provide records of drill core produced.
  Core is photographed within 24 hours of being delivered to the core processing facility.
  The Stawell Gold Mines sample processing facility is located on the Mine Lease within a security fenced area. All core stored here is only able to be accessed by Stawell Gold Mine’s personnel.
  At the conclusion of Logging a sample requisition sheet is generated listing sample umbers, assay standard insertion and assay requirements. This is loaded directly to the acQuire database enabling tracking of samples after this process.
  Personnel are trained in appropriate procedures for Logging and sampling of the diamond drill core and generate an Analytical Request sheet outlining sample ID and assay requirements.
  The production of carefully labelled sample pulps for dispatch by registered postal service.
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The pulps are sent from the prep laboratory to the assay laboratories using registered post. Consignments travelling by registered post are required to be signed off by each leg of the postage route on arrival and can be tracked online. The assay laboratories are also required to send a statement informing Stawell Gold Mine that the pulps have arrived and that the samples as detailed on the analytical request sheet can be accounted for.

Mining Operations

Underground Mining Method

The mine is accessed by a decline from a portal located adjacent to the mill. The mine access development and services are located mainly within basalt. Ground conditions are good and there is no history of major seismic activity. Development follows the Magdala lode system down plunge and between 470 RL and 786 RL the decline splits into a north and a south decline to access the Golden Gift ore bodies. To facilitate ore access, extraction levels are developed at approximately 20 metres to 25 metres vertical intervals. The mining areas currently extend over approximately 3 kilometres of strike to more than 1,300 metres below surface, measured from the top of Big Hill. The mining method used in the Magdala was bench stoping with cemented rock fill pillars in primary stopes, and rock filled secondary stopes. The mining method used in the Golden gift and narrow Magdala ore Zones is retreat open stoping with either cemented rock fill (CRF) if full extraction, or ½ CRF/½ rockfill or all rockfill stope with pillars. In the Magdala ore body, stope sizes typically range from 2,000 to 10,000 tonnes. In the Golden Gift area where the width and tenor of the reserves have so far been of higher quality, generally larger stopes up to 15,000 tonnes are expected. Stope ore is recovered using loaders under direct or remote control of an operator, with haulage by 50 tonne trucks.

The access decline is used as an intake airway, and a chilled water plant delivers conditioned air via an intake shaft. Local spot refrigeration plants are also used for decline advance. Exhaust air is drawn through the workings by a series of ventilation rises and drives by two primary ventilation fan installations located at the northern and southern ends of the mine. The mine is relatively dry. Water pumped from the workings is recycled for use in the mine or the treatment process.

Open Pit Mining Method

Open pit mining will utilize conventional benching techniques of drill and blast. Loose overburden will be removed with either a combination of Ripping and Scrapers or conventional truck and shovel/front end loader. The discrete nature of open pits will necessitate the use of small scale equipment. Ramp widths are kept to a minimum of one lane at 12 metres as the mining fleet will consist of few trucks. Ore delivery from satellite pits will be through the use on road registered truck and trailer combinations. These will transport ore to the mill during ordinary work hours. Ramp gradient of 1 in 9 (with a final ramp section at 1:8) will be used and a berm interval of 20 metres vertical. Batter slope angles are typically 50 deg in weathered material and reach 60deg in fresh rock. Batter slope angles are determined on a site by site basis using geotechnical advice from diamond drill and rock sampling data. Whittle modelling of the resource is used to determine the economic pit shape, with recovery factors of 95% and dilution factor of 10% typically used. Work shifts will be typically Monday to Friday during day light hours to minimize environmental impacts to the surrounding community. Open Pit operations are designed to be backfilled at the end of Mine life to further minimize community impact.

Mineral Processing

The gold processing facilities utilised at Stawell comprise a standard Carbon In Leach (CIL) gold recovery circuit following crushing and grinding and sulphide flotation. The treatment plant consists of five unit processes. These are size reduction (crushing and milling), gravity gold recovery, flotation/ultra fine grinding, leach adsorption, and gold recovery.

Geographically the plant can be split up into five main areas. These are the primary crushing circuit, the milling circuit, the flotation/ultra fine grinding circuit, the leach adsorption circuit, and the elution/electrowinning circuit.

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Coarse gold (up to 30% of the gold in mill feed) is recovered from the milling circuit in self cleaning centrifugal gravity concentrators. Approximately 75% of the ore requires further liberation of the gold from sulphides and this is achieved in a two stage flotation circuit where gold bearing sulphides (pyrite, arsenopyrite and some pyrrhotite) are concentrated. The sulphide is ground to approximately 0.01 millimetres in an ultra fine grinding mill to liberate enclosed gold (up to 20% of the gold in mill feed). The ground sulphides and flotation tail are recombined and sent to the CIL circuit.

Stawell ore exhibits various degrees of preg-robbing of gold. Preg-robbing occurs when naturally occurring carbon species (graphite) in the ore rob gold from the pregnant liquor in the leach circuit, thus reducing the gold recovery. To combat this, Kerosene is added to foul the naturally occurring carbon before it enters the leach circuit and a simple Preg rob index developed at Stawell indicates the rate of addition needed for the kerosene to be most effective.

An ongoing program of metallurgical test work is conducted at Stawell Gold Mines. The program utilises diamond drill core to determine the expected plant recovery for all ore blocks at a stope scale within the immediate and long term mine plan. Samples of the ore and estimated dilution are tested to determine the expected preg rob index and expected gold recovery through the Stawell Gold processing circuit. The results of the test work program provide an expected plant recovery on a campaign basis. Metallurgists are able to plot the actual versus predicted plant recoveries using the test work results so as to show the relationship between actual plant recovery and expected plant recoveries for all float ore treated project to date. This validates the robustness of the metallurgical test work programs utilised by Stawell Gold Mine and as such the robustness of the forecast metallurgical assumptions used in developing project schedules and financial forecasts.

Exploration and Development

Exploration for 2011 focussed on a number of target areas, the most significant of which were the Northgate Gift, the Wonga Gift and GG6 Lower with additional work on North Magdala area. Exploration work in 2012 is budgeted at $3.0 million and will be primarily directed toward the North Magdala and Wildwood targets.

Capital development and mine infrastructure programs will be focussed on down dip G6L and D2 mineralised zones. Fleet rebuild and replacement programs will be targeted to older units in the fleet.

Guadalupe y Calvo, Chihuahua, Mexico

Property Description and Location

The Guadalupe y Calvo gold-silver exploration project is in a previously mined area adjacent to the town of Guadalupe y Calvo in the southwest corner of the State of Chihuahua in Mexico. It is approximately 300 kilometres southwest of the city of Chihuahua and is accessible by paved highways.

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The total area of titled concessions is 54,872 hectares. The titled concessions have various expiration dates, ranging from November 25, 2023 to November 17, 2055.

No exploration activity is planned for Guadalupe y Calvo in 2012. A Preliminary Economic Assessment study is in process that will determine the steps forward on this project.

Current Exploration and Development Activities

In the first quarter of 2012, the Company’s third-party consultant, Micon International Ltd., completed the PEA for the Guadalupe y Calvo exploration property. The PEA envisions a 9-year mine life of combined open pit and underground operations with higher grade ore feeding a mill and lower grade ore being stacked on a heap leach facility. The results of the PEA indicate that Guadalupe y Calvo has the potential to produce 36,000 gold equivalent ounces per year for the first 8 years at a cash cost of $467 per gold equivalent ounce. Upfront capital requirements for the project are estimated at $86.0 million, with sustaining capital requirements estimated at $22.4 million. At $1,450 per gold ounce and $26.35 per ounce silver, the project would generate a pre-tax NPV of $126.3 million, using a 5% discount rate, and a pre-tax IRR of 32%.

Kemess Underground Project, British Columbia, Canada

In 2010 Northgate evaluated the potential for low cost bulk underground mining from a higher grade zone within the Kemess North deposit located approximately 5 kilometres north of the existing Kemess South Mine in north- central British Columbia. Based on the results of the results of this work Northgate carried out a Preliminary Economic Assessment of the Kemess Underground filed on Sedar Sept 8, 2011(August 2, 2011 press release), which employed base case commodity price assumptions of $1,100 per ounce for gold, $2.80 per pound for copper and $20 per ounce for silver and an exchange rate of US$/CAD$1.00, are as follows:

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  The deposit currently has an indicated resource of 136,000,000t, containing 2.6M ounces gold, and 860 M lbs of copper;
  Average annual production of 95,000 ounces of gold at a net cash cost of $115 per ounce;
  Average annual copper production of 41.4 million pounds;
  A total of 1.1 million recovered ounces of gold and 490 million pounds of copper over an approximate 12- year mine- life;
  Pre-production capital cost of $437 million;
  Sustaining capital costs of $286 million during the life of the mine;
  Pre-tax operating cash flow of $1.1 billion;
  Pre-tax net present value (“NPV”) of $115 million based on a 5% discount rate;
  Pre-tax internal rate of return (“IRR”) of approximately 10% with a 6- year payback on the initial capital cost from the start of production;
  The project has significant leverage to higher metal prices. At $1,500 per ounce gold and $4.00 per pound copper, Kemess Underground is expected to generate pre-tax operating cash flow of $2.1 billion, pre-tax NPV 5% of $755 million and a pre-tax IRR of 27%; and
  The envisaged Kemess Underground block cave operation would leverage the existing infrastructure and mill facilities at the Kemess South mine, including a permitted area for tailings storage in the Kemess South open pit.

A feasibility study will be completed on the Kemess Underground deposit. Additional geotechnical drilling was carried out in 2011 in order to support the 2012 study.

Other Exploration Projects

Venus Exploration Project

The Venus Project consists of mineral concessions optioned from Mexicana de Cananea S.A. de C.V. and a private individual, which collectively cover 5,259 hectares. During the year the Corporation completed an11,984 m drill program which resulted in the discovery and partial delineation of a series of en-echelon veins at La Balleza along 700m strikelength with narrow widths but locally very high grades. The 2012 program will focus on mapping and sampling additional target areas in preparation for drill program in 2013.

Los Jarros Project Exploration

The Los Jarros Project consists of a block of mineral concessions optioned from Valdez Gold Corp., covering 43,255 hectares of mineral rights. During the quarter, the Corporation completed surface geologic mapping to better define the geology of the Gaby target zone in the south of the properties, and some mapping in the northern part of the project where the structural extension of the Concheno vein, which is being developed by competitor Frisco Mining, projects onto the Los Jarros properties. This surface work is being compiled into a proposal for 2012 drilling.

TAXES

Canada

The Corporation’s Canadian operations are subject to Canadian federal and provincial income tax rates which range from 25% to 32.5% in 2011. The Corporation can also earn Ontario resource tax credits to reduce its Ontario provincial tax by up to 2.5% . In addition, the Corporation’s Canadian mining profits are subject to Ontario mining tax and BC mining tax. Ontario mining operators pay Ontario mining tax of 10% of Ontario mining profits. Certain profit exemptions and processing allowances are available to reduce Ontario mining tax payable. BC Mining operators pay a 2% net current proceeds tax or a 13% net revenue tax. The Corporation is also subject to Harmonized sales tax (“HST”), a value-added tax, on sales and purchases which vary from 13% to 15%. The Company remits HST collected and recovers HST paid.

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Mexico

The Corporation’s operations in Mexico are subject tax on corporate profits, the Single Rate tax, and the value added tax (“IVA” using the Spanish acronym). The general Mexican tax rates applicable to the Corporation are 30% for 2011 and 2012, before decreasing to 29% and 28% in 2013 and 2014, respectively. The Corporation’s Mexican subsidiaries pay a 17.5% tax on the Corporation’s revenues less certain deductions that are all determined on a cash basis. The Corporation pays the single rate tax to the extent that it exceeds its income tax otherwise determined pursuant to the pre-existing income tax system in each taxation year. IVA is administered at various rates depending upon the materials or services purchased. Generally speaking, the IVA rate most applicable to the Ocampo Mine was 16% in 2011. The Ocampo Mine will be eligible for a refund of all IVA taxes paid, both on imports and for domestic expenses.

Australia

The Corporation’s operations in Australia are subject to corporate income tax of 30%. The Corporation is also subject to Australian Goods and Services Tax (“GST’), a value-added tax, at a rate of 10% on sales and purchases. The Company remits GST collected and recovers GST paid.

RISK FACTORS

An investment in any securities of the Corporation is speculative and involves a high degree of risk due to the nature of the Corporation’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Corporation, could materially adversely affect the Corporation’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Corporation. Before deciding to invest in any securities of the Corporation, investors should consider carefully the risks included herein.

Uncertainty of Reserve and Resource Estimates

The Corporation’s Reserves and Resources are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than currently estimated. Unless otherwise Indicated, Mineral Resource and Reserve figures presented herein are based upon estimates made by Corporation personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  Reserves, Resources or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Mineralization estimates for the Corporation’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The Reserve and Resource estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Corporation’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Corporation’s ability to extract this mineralization, could have a material adverse effect on the Corporation’s results of operations or financial condition.

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Uncertainty of Production Estimates

The figures for the Corporation’s future production are estimates based on interpretation and assumptions and actual production may be less than is currently estimated.

The Corporation prepares estimates of future gold and silver production for its operating mines. The Corporation cannot give any assurance that it will achieve its production estimates. The failure of the Corporation to achieve its production estimates could have a material and adverse affect on any or all of its future cash flows, profitability, results of operations and financial condition. These production estimates are dependent on, among other things, the accuracy of mineral reserve estimates, the accuracy of assumptions regarding ore grades and recovery rates, ground conditions, physical characteristics of ores, such as hardness and the presence or absence of particular metallurgical characteristics and the accuracy of estimated rates and costs of mining and processing.

The Corporation’s actual production may vary from its estimates for a variety of reasons, including, actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors such as the need for sequential development of orebodies and the processing of new or different ore grades from those planned; mine failures, slope failures or equipment failures; industrial accidents; natural phenomena such as inclement weather conditions, floods, droughts, rock slides and earthquakes; encountering unusual or unexpected geological conditions; changes in power costs and potential power shortages; shortages of principal supplies needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants; labour shortages or strikes; civil disobedience and protests; and restrictions or regulations imposed by government agencies or other changes in the regulatory environments. Such occurrences could result in damage to mineral properties, interruptions in production, injury or death to persons, damage to property of the Corporation or others, monetary losses and legal liabilities. These factors may cause a mineral deposit that has been mined profitably in the past to become unprofitable forcing the Corporation to cease production. It is not unusual in new mining operations to experience unexpected problems during the start-up phase. Depending on the price of gold or other minerals, the Corporation may determine that it is impractical to commence or, if commenced, to continue commercial production at a particular site.

Cash Costs of Production

The Corporation’s cash operating costs to produce an ounce of gold are dependent on a number of factors including costs of supplies and services (such as fuel and power), treatment and refining charges, general inflationary pressures, ore grade metallurgy, labour costs and currency exchange rates. Given the number of variables relevant to this determination, there can be no assurance that the Corporation will be able to achieve low cash cost gold production. Failure to achieve production cost estimates could have an adverse impact on the Corporation’s future cash flows, earnings, results of operations and financial condition.

Mining Risks and Insurance

Mining is inherently dangerous and subject to conditions or events beyond the Corporation’s control, which could have a material adverse effect on the Corporation’s business.

Mining involves various types of risks and hazards, including, but not limited to:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  seismic activity;
  flooding;
  fires;
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  periodic interruptions due to inclement or hazardous weather conditions;
  variations in grade, deposit size, density and other geological problems;
  mechanical equipment performance problems;
  unavailability of materials and equipment including fuel;
  labour force disruptions;
  unanticipated or significant changes in the costs of supplies including, but not limited to, petroleum; and
  unanticipated transportation costs.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury or death, loss of key employees, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Where considered practical to do so, the Corporation maintains insurance against risks in the operation of its business in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Corporation or to other companies within the mining industry. The Corporation may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

Uncertainty of Exploration and Development Projects

Exploration and development projects are uncertain and consequently it is possible that actual cash operating costs and economic returns will differ significantly from those estimated for a project prior to production.

Because mines have limited lives based on Proven and Probable Mineral Reserves, the Corporation will be required to continually replace and expand its Mineral Reserves as its mines produce gold. The life-of-mine estimates included in this annual information form may not be correct. The Corporation’s ability to maintain or increase its annual production of gold and silver in the future will be dependent in significant part on its ability to identify and acquire additional commercially viable mineral properties, bring new mines into production and to expand Mineral Reserves at existing mines.

Mineral Resource exploration and development is a highly speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. There can be no assurance that the Corporation will successfully acquire additional mineral rights. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration and development programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration and development programs which may be affected by a number of factors.

Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits and receipt of adequate financing. They typically require a number of years and significant expenditures during the development phase before production is possible. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;
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  anticipated metallurgical recoveries;
  environmental considerations and permitting;
  future gold prices; and
  anticipated capital and operating costs.

Estimates of Mineral Resources and Reserves and cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns will differ significantly from those currently estimated for a project prior to production.

Any of the following events, among others, could affect the profitability or economic feasibility of a project:

  unanticipated changes in grade and tonnage of ore to be mined and processed;
  unanticipated adverse geotechnical conditions;
  incorrect data on which engineering assumptions are made;
  costs of constructing and operating a mine in a specific environment;
  availability and costs of processing and refining facilities;
  availability of economic sources of power;
  adequacy of water supply;
  adequate access to the site, including competing land uses (such as agriculture);
  unanticipated transportation costs;
  government regulations (including regulations regarding prices, royalties, duties, taxes, permitting, restrictions on production, quotas on exportation of minerals, as well as the costs of protection of the environment and agricultural lands);
  title claims, including aboriginal land claims;
  fluctuations in prices of precious metals; and
  accidents, labour actions and force majeure events.

Anticipated capital and operating costs, production and economic returns, and other estimates contained in feasibility studies, if prepared, may differ significantly from the Corporation’s actual capital and operating costs. In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of the Corporation’s mineral properties as set forth in the applicable feasibility studies.

The future development of the Corporation’s properties that are found to be economically feasible, including the expansion of the Ocampo Mine, the El Cubo Mine and Guadalupe y Calvo, if new reserves are discovered, will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Corporation is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;
  the availability and costs of skilled labour, power, water, transportation and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and
  the availability of funds to finance construction and development activities.

The costs, timing and complexities of mine construction and development are increased by the remote location of some of the Corporation’s mining properties. It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, there are no assurances that the Corporation will successfully develop and expand mining operations or profitably produce precious metals at its properties, including the Ocampo Mine and the El Cubo Mine.

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Integration of New Acquisitions

The Corporation may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on the Corporation.

The Corporation may make selected acquisitions in the future. The Corporation’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions which fit the Corporation’s strategy;
  negotiating acceptable terms with the seller of the business or property to be acquired; and
  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Corporation does make further acquisitions, any positive effect on the Corporation’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;
  maintaining the Corporation’s financial and strategic focus while integrating the acquired business or property;
  implementing uniform standards, controls, procedures and policies at the acquired business; as appropriate; and
  to the extent that the Corporation makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Corporation’s cash flow if such acquisitions involve cash considerations or the assumption of obligations requiring cash payments. The integration of the Corporation’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Corporation to incur significant costs in connection with, among other things, implementing financial and planning systems. The Corporation may not be able to integrate the operations of a recently acquired business or restructure the Corporation’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Corporation’s management team, which may detract attention from the Corporation’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Corporation’s business, operating results, financial condition and the price of the Corporation’s common shares. In addition, the acquisition of mineral properties may subject the Corporation to unforeseen liabilities, including environmental liabilities.

Market Price of Gold and Silver

Changes in the market price of gold and other metals, which in the past has fluctuated widely, will affect the profitability of the Corporation’s operations and financial condition.

The Corporation’s profitability and long-term viability depend, in large part, upon the market price of gold and other metals and minerals produced from the Corporation’s properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Corporation’s control, including:

  expectations with respect to the rate of inflation;
  the relative strength of the US dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions;
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  supply and demand for jewellery and industrial products containing metals;
  costs of substitutes;
  changes in global or regional investment or consumption patterns; and
  sales by central banks and other holders, speculators and producers of gold and other metals in response to any of the above factors.

There can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve. A decrease in the market price of gold and silver could adversely affect the profitability of the Corporation’s existing mines and the Corporation’s ability to finance the exploration and development of additional properties, which would have a material adverse effect on the Corporation’s financial condition and results of operations. A decline in the market price of gold or silver, or both, may also require the Corporation to write-down its Mineral Reserves which would have a material and adverse affect on its earnings and profitability. Further, if revenue from gold or silver sales, or both, declines, the Corporation may experience liquidity difficulties.

Foreign Operations

The Corporation’s foreign property interests and operations are subject to the political risks and uncertainties associated with investment in a foreign country.

Some of the Corporation's property interests are located in Mexico and Australia and are subject to Mexican and Australian federal and state laws and regulations. As a result the Corporation’s mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The Corporation believes the present attitude of the governments of Mexico and of the States of Chihuahua, Guanajuato and Sonora (where the Corporation’s Mexican projects are located), and the governments of Australia and the State of Victoria (where the Corporation’s Australian projects are located), to foreign investment and mining to be favourable; however, investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

The risks of conducting business in a foreign country may include, among others, labour disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighbouring states), civil disturbances and terrorist actions, arbitrary changes in laws or policies of particular countries, the failure of foreign parties to honour contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under-development and inadequate infrastructure and increased financing costs. In addition, the enforcement by the Corporation of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt the Corporation’s operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

Property Rights, Permits and Licensing

The Corporation requires various property rights, permits and licenses in order to conduct its current and anticipated future operations and delays or a failure to obtain such property rights, permits and licenses, or a failure to comply with the terms of any such property rights, permits and licenses that the Corporation has obtained, could have a material adverse effect on the Corporation.

The Corporation’s current and anticipated future operations, including further exploration, development activities and expansion or commencement of production on the Corporation’s properties, require certain permits and licenses from various levels of governmental authorities. The Corporation may also be required to obtain certain property rights to access, or use, certain of its properties in order to proceed to development. There can be no assurance that all licenses, permits or property rights which the Corporation requires for the expansion and construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms or in a timely manner, or at all, that such terms may not be adversely changed, that required extension will be granted, or that the issuance of such licenses, permits or property rights will not be challenged by third parties. Delays in obtaining or a failure to obtain such licenses, permits or property rights or extension thereto, challenges to the issuance of such licenses, permits or property rights, whether successful or unsuccessful, changes to the terms of such licenses, permits or property rights, or a failure to comply with the terms of any such licenses, permits or property rights that the Corporation has obtained, could have a material adverse impact on the Corporation.

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In order for the Corporation to carry out its mining activities, the Corporation's exploitation licences must be kept current. There is no guarantee that the Corporation's exploitation licences will be extended or that new exploitation licences will be granted. In addition, such exploitation licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to comply with any such conditions.

Uncertainties of Title

Title to the Corporation’s mineral properties cannot be guaranteed and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Corporation cannot guarantee that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Corporation’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Corporation’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. A successful challenge to the precise area and location of these claims could result in the Corporation being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Regulatory and Permitting

Regulatory requirements significantly affect the Corporation’s mining operations and may have a material adverse impact on its future cash flow, results of operations and financial condition.

Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection and remediation, protection of endangered and protected species, mine safety, toxic substances and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing mines and other facilities in compliance with such laws and regulations are significant.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our future cash flow, results of operations and financial condition.

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Environmental Laws and Regulations

The Corporation’s activities are subject to environmental laws and regulations that may increase the Corporation’s costs of doing business and restrict its operations.

The Corporation’s exploration and production activities in Canada, Mexico and Australia are subject to regulation by governmental agencies under various environmental laws. To the extent that the Corporation conducts exploration activities or undertakes new mining activities in other foreign countries, the Corporation will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Corporation’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Corporation’s business, causing the Corporation to re-evaluate those activities at that time. Regulatory efforts to control greenhouse gas emissions could materially negatively affect AuRico’s business. AuRico’s businesses include several operations in Canada, Mexico and Australia that emit large quantities of carbon dioxide, or that produce or will produce products that emit large quantities of carbon dioxide when consumed by end users. Carbon dioxide and other greenhouse gases are the subject of increasing public concern and regulatory scrutiny.

The Corporation cannot give any assurance that, notwithstanding its precautions, breaches of environmental laws (whether inadvertent or not) or environmental pollution will not materially and adversely affect its financial condition and its results from operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations. Environmental hazards may exist on the properties on which the Corporation holds interests which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

Land Reclamation Requirements

Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance, and the Corporation is subject to such requirements at its mineral properties.

Reclamation obligations include requirements to:

  control dispersion of potentially deleterious effluents; and
  reasonably re- establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and potential development activities, the Corporation must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Corporation is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

Capital Investment

The Corporation may require significant external financing to continue its exploration and development activities on its mineral properties.

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The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to increase revenues from its existing production and planned expansions, and to raise significant additional financing hereafter. The sources of external financing that the Corporation may use for these purposes include project debt and/or debt or equity offerings. There is no assurance that the financing alternative chosen by the Corporation will be available to the Corporation, on favourable terms or at all. Depending on the alternative chosen, the Corporation may have less control over the management of its projects. There is no assurance that the Corporation will successfully increase revenues from existing and expanded production. Should the Corporation not be able to obtain such financing and increase its revenues, it may become unable to acquire and retain its mineral concessions and carry out its development plan, and its property interests may be lost entirely.

Conflicts of Interest

Certain of the Corporation’s directors and officers serve in similar positions with other public companies which put them in conflict of interest positions from time to time.

Certain of the directors and officers serve as directors, officers, promoters and members of management of other public companies and as such it is possible that a conflict may arise between their duties as a directors or officers of the Corporation and their duties as a directors, officers, promoters or members of management of such other companies.

The directors and officers of the Corporation are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosures by directors of conflicts of interest and the Corporation will rely upon such laws in respect of any directors’ and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the Canada Business Corporations Act and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Dependence on Key Personnel

The Corporation may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage the Corporation’s growth effectively could have a material adverse effect on its business and financial condition.

The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation's business, and through equity participation.

In addition, the Corporation anticipates that, as it expands its existing production and brings additional properties into production, and as the Corporation acquires additional mineral rights, the Corporation will experience significant growth in its operations. The Corporation expects this growth to create new positions and responsibilities for management personnel and to increase demands on its operating and financial systems, as well as to require the hiring of a significant number of additional operations personnel. There can be no assurance that the Corporation will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth and hire enough additional operations personnel. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Corporation’s business, financial condition or results of operations.

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Labour and Employment Matters

Production at the Corporation’s mining operations is dependent upon the efforts of the Corporation’s employees and the Corporation’s relations with the employees and the labour unions that represent the employees.

The Corporation experienced a strike at the El Cubo Mine between June 3, 2010 and February 23, 2011. Although this strike was settled, there can be no assurance that there will not be further action taken by employees in the future. In addition, relations between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by the Mexican governmental authorities in whose jurisdictions the Corporation carries on business. Changes in such legislation or in the relationship between the Corporation and its employees may have a material adverse effect on the Corporation’s business, results of operations and financial condition.

Increased Competition and Costs

Increased competition could adversely affect the Corporation’s ability to acquire suitable producing properties or prospects for mineral exploration in the future. Recent high metal prices have increased demand for, and cost of, exploration, development and construction services and equipment.

The international mining industry is highly competitive. The Corporation's ability to acquire properties and add reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Corporation may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Corporation. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Recent increases in gold prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for, and cost of, exploration, development and construction services and equipment. Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays or both.

Share Price Volatility

The trading price for the Corporation’s securities is volatile.

The trading price of the Corporation’s common shares may be subject to large fluctuations. The trading price of the Corporation’s common shares may increase or decrease in response to a number of events and factors, including:

  the price of gold and other metals;
  the Corporation’s operating performance and the performance of competitors and other similar companies;
  the public’s reaction to the Corporation’s press releases, other public announcements and the Corporation’s filings with the various securities regulatory authorities;
  changes in earnings estimates or recommendations by research analysts who track the Corporation’s common shares or the shares of other companies in the resource sector;
  changes in general economic conditions;
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  the number of the Corporation’s common shares to be publicly traded after an offering;
  the arrival or departure of key personnel; and
  acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

In addition, the market price of the Corporation’s shares are affected by many variables not directly related to the Corporation’s success and are therefore, not within the Corporation’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Corporation’s shares, and the attractiveness of alternative investments. In addition, securities markets have recently experienced an extreme level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the common shares on the exchanges in which the Corporation trades has historically made the Corporation’s share price volatile and suggests that the Corporation’s share price will continue to be volatile in the future.

Dilution

The Corporation may raise funds for future operations through the issuance of shares, debt instruments or other securities convertible into shares and such financings may result in the dilution of present and prospective shareholdings.

In order to finance future operations, the Corporation may raise funds through the issuance of shares or the issuance of debt instruments or other securities convertible into shares. The Corporation cannot predict the size of future issuances of common shares or the issuance of debt instruments or other securities convertible into shares or the effect, if any, that future issuances and sales of the Corporation’s securities will have on the market price of the Corporation’s common shares. Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into shares, would result in dilution, possibly substantial, to present and prospective security holders.

Currency

The Corporation’s operating results and cash flow are significantly affected by changes in the US/Canadian dollar, US/Mexican peso and US/Australian dollar exchange rates. The Corporation’s revenues are denominated in US dollars while most of the Corporation's expenses are currently denominated in Mexican pesos, Canadian dollars and Australian dollars. Therefore exchange rate movements can have a significant impact on all of the Corporation’s costs. The appreciation of non-U.S. dollar currencies against the US dollar can increase the costs of production at AuRico's mines, making such mines less profitable.

Gold and other metals are sold throughout the world principally in US dollars. Any significant and sustained appreciation of the Mexican peso, Canadian dollar and/or Australian dollar against the US dollar, or of the US dollar against the Canadian dollar, may materially increase the Corporation’s costs and reduce revenues, if any, on its operations. The Corporation currently uses derivative products to mitigate a portion of this foreign exchange exposure.

Lack of Hedging of Exposure to Commodity Prices

Because the Corporation does not currently intend to use forward sale arrangements to protect against low commodity prices, the Corporation’s operating results are exposed to the impact of any significant drop in commodity prices.

The Corporation does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, the Corporation’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Corporation is producing, the Corporation would realize reduced revenues. While it is currently not the Corporation’s intention to enter into forward sales arrangements, the Corporation is not restricted from entering into forward sales arrangements at a future date.

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Dividends

No dividends have been or will be paid in the foreseeable future.

To date, the Corporation has paid no dividends on its common shares. The Corporation intends to retain its earnings, if any, to finance the growth and development of the business and does not intend to pay dividends on the common shares in the foreseeable future. Any return on an investment in the Corporation’s common shares will come from the appreciation, if any, in the value of the common shares. The payment of future dividends, if any, will be reviewed periodically by the Corporation’s directors of the Corporation and will depend upon, among other things, conditions then existing, including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors.

Aboriginal Land Claims

Native land claims in British Columbia remain the subject of active debate and litigation. The Kemess Underground Project and associated mineral tenures lie within overlapping land claims of several First Nations, as is the case for much of British Columbia. Although AuRico has an agreement with local First Nations regarding land use, as it pertains to current Kemess operations, there can be no assurance that the broader land claims will not create delays or impose additional costs on future initiatives.

The area surrounding the Young-Davidson project in northern Ontario near the town of Matachewan is covered by Treaty 9 and the Robinson Huron Treaty and the Corporation is required to consult with the potentially affected First Nation(s) as the project (as proposed) may impact upon the exercise of their aboriginal and treaty rights. Northgate (now AuRico) signed an Impact and Benefits Agreement with Matachewan First Nation on July 2, 2009. The Corporation continues to pursue negotiations with other First Nations who assert rights in this area.

In general, exploration licenses in Australia are also subject to Native land and title issues when they are located on Crown land. This requires the Corporation to reach agreement with the affected peoples before the exploration license will be granted by the state of Victoria, or Western Australia. The mining leases on which the Corporation’s two Australian operations, Fosterville and Stawell, are located currently have no Native title issues.

Legal

The Corporation is subject to various existing and potential legal claims and complaints, including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavorable decisions in any pending procedures or the threat of procedures related to any future assessment, or any amount it might be required to pay, will not have a material adverse effect on the Corporation’s financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation’s financial performance, cash flow and results of operations. See “Legal Proceedings”, below.

Failures in Internal Control Procedures

The Corporation may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Corporation documented and tested, during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Corporation’s internal control over financial reporting and an attestation report by the Corporation’s independent auditors addressing this assessment.

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The Corporation may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Corporation may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Corporation’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Corporation’s business and negatively impact the trading price of the Corporation’s common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Corporation’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Corporation with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Corporation.

No evaluation can provide complete assurance that the Corporation’s internal control over financial reporting will detect or uncover all failures of persons within the Corporation to disclose material information otherwise required to be reported. The effectiveness of the Corporation’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Corporation continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Corporation continue to improve its internal controls over financial reporting. Although the Corporation intends to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, the Corporation cannot be certain that it will be successful in complying with Section 404.

DESCRIPTION OF CAPITAL STRUCTURE

Set forth below is a description of The Corporation’s share capital. The following statements are brief summaries of, and are subject to the provisions of, the articles of amalgamation and by-laws of the Corporation and the relevant provisions of the Business Corporations Act (Ontario).

General

The Corporation’s authorized capital consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 281,740,923 common shares are issued and outstanding (291,235,463) common shares on a fully diluted basis) as at the date of this Annual Information Form. There are no Class A or Class B preferred shares currently outstanding.

Common Shares

Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the directors of the Corporation of the Corporation out of funds legally available therefore and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Class A and Class B Preferred Shares

The Class A and Class B preferred shares are non-cumulative, non-participating, voting and redeemable at their paid-in value. Dividends on the Class A and Class B preferred shares are determined by the directors of the Corporation and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares. The Class A and Class B preferred shares are entitled to preference over the common shares and any other shares of the Corporation ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation, provided, however, that the Class A preferred shares have priority over the Class B preferred shares. Any amendment to the articles of the Corporation to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

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MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the “TSX”) since February 18, 2000. The common shares trade under the trading symbol “AUQ”. The common shares of the Corporation have been listed and posted for trading on the New York Stock Exchange (the “NYSE”) since October 13, 2008. The common shares trade under the trading symbol “AUQ”. The following table sets forth the high and low trading prices and trading volume of the common shares as reported by the TSX and NYSE for the periods indicated:

	TSX			NYSE
Period	High	Low	Volume	High	Low	Volume
	(CAD)	(CAD)		(USD)	(USD)
March 1 - 23, 2012	$10.04	$8.45	15,584,900	$10.16	$8.48	38,786,000
February, 2012	$10.06	$8.76	22,546,600	$10.12	$8.75	39,161,500
January, 2012	$9.49	$8.52	22,559,900	$9.45	$8.39	37,411,400
December, 2011	$9.89	$7.71	21,772,100	$9.77	$7.56	86,217,400
November, 2011	$11.11	$9.60	25,177,200	$10.93	$9.14	42,660,500
October, 2011	$10.61	$9.12	22,725,900	$10.36	$9.03	45,056,300
September 2011	$12.28	$9.82	34,064,600	$12.43	$9.46	54,397,900
August 2011	$13.90	$11.05	24,923,700	$14.01	$11.35	55,213,000
July 2011	$12.58	$10.50	11,172,100	$13.32	$10.73	28,476,300
June 2011	$10.63	$8.80	12,249,500	$10.99	$8.97	31,079,000
May 2011	$10.00	$9.03	15,388,800	$10.49	$9.43	44,623,200
April 2011	$10.35	$9.50	25,195,900	$10.91	$9.84	50,909,500
March 2011	$10.09	$8.15	14,371,800	$10.45	$8.22	40,577,000
February 2011	$9.20	$7.71	12,643,800	$9.29	$7.83	26,716,300
January 2011	$8.22	$7.15	9,199,300	$8.31	$7.20	27,043,300

Prior Sales

There have been no prior sales of securities of the Corporation during the fiscal year ended December 31, 2011 and to the date of this Annual Information Form.

ESCROWED SECURITIES

To the knowledge of the Corporation, there are no securities of the Corporation held in escrow.

DIRECTORS AND OFFICERS

The names and municipalities of residence of the directors and officers of the Corporation, positions held by them with the Corporation, their principal occupations for the last five years and equity holdings in the Corporation as at March 28, 2012 are set out below:

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Name, Position with the Corporation	Director/Officer Since	Common Shares	Stock Options	Deferred Share Units	Restricted Share Units(5)	Principal Occupation
Rene Marion(4) Toronto, Ontario Canada President & Chief Executive Officer	Officer of the Corporation since October 2007 and Director of the Corporation since March 2008	150,001	681,600	71,845	171,275	Chief Executive Officer, AuRico Gold Inc., previous occupation was Chief Operating Officer of Highland Gold Mining Ltd.
Scott Perry Toronto, Ontario Canada Executive Vice President & Chief Financial Officer	Officer of the Corporation since February 2008	77,348	214,876	51,872	55,074	Chief Financial Officer, AuRico Gold Inc., previous occupation was Chief Financial Officer for Highland Gold Mining Limited.
Russell Tremayne Chihuahua, Chihuahua Mexico Executive Vice President & Chief Operating Officer	Officer of the Corporation since January 2008	83,652	378,600	50,291	53,396	Chief Operating Officer, AuRico Gold Inc., previous occupation was Director of Operations for Highland Gold Mining Ltd.
Peter MacPhail Toronto, Ontario Canada Chief Executive Officer – Northgate Division	Officer of the Corporation since October 2011	13,715	309,942	Nil	16,197	Chief Operating Officer – Northgate Division, AuRico Gold Inc., previous occupation was Chief Operating Officer for Northgate Minerals Ltd.
Chris Bostwick Toronto, Ontario Canada Senior Vice President, Technical Services	Officer of the Corporation since January 2009	13,483	180,000	Nil	Nil	Senior VP, Technical Services, AuRico Gold Inc., previous occupation was Director of Capital Projects & Technical Services for Highland Gold Mining Ltd.
Chris Rockingham Toronto, Ontario Canada Vice President, Exploration & Business Development	Officer of the Corporation since October 2011	24,808	250,750	Nil	Nil	Vice President, Exploration & Business Development, AuRico Gold Inc., previous occupation was Vice President, Exploration & Business Development for Northgate Minerals Ltd.
Matthew Howorth Toronto, Ontario Canada Senior Vice President, General Counsel & Corporate Secretary	Officer of the Corporation since October 2011	6,370	142,025	Nil	Nil	Senior Vice President, General Counsel & Corporate Secretary, AuRico Gold Inc., previous occupation was Vice President, General Counsel & Corporate Secretary for Northgate Minerals Ltd.
Chris Richter Toronto, Ontario Vice President, Corporate Development	Officer of the Corporation since April 2010	9,176	100,000	Nil	Nil	Vice President, Corporate Development, AuRico Gold Inc., previous occupation was Senior Manager, Capital Allocation, Strategy & Risk for Barrick Gold Corp.
Charlene Milner Halifax, Nova Scotia Canada Vice President, Finance	Officer of the Corporation since October 2011	2,374	91,500	Nil	Nil	Vice President, Finance, AuRico Gold Inc., previous occupation was Senior Director, Finance for AuRico Gold Inc.
Luis Chavez Chihuahua, Chihuahua Mexico Director, Mexican Operations	Director and Officer of the Corporation since July 2007	25,908	137,500	Nil	Nil	Director of Mexican Operations, AuRico Gold Inc., previous occupation was Secretary General for the Mexican Mining Directors
Colin Benner Vancouver, British Columbia Canada Chairman of the Board, Independent	Director of the Corporation since April 2010, Chairman of the Board since May 2010	12,196	200,000	9,977	Nil	Chairman, Capstone Mining Corporation
Ron Smith(1)(3) Yarmouth, Nova Scotia Canada Independent Director	Director of the Corporation since May 2009	4,512	100,000	12,828	Nil	Corporate Director and Retired Executive

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Richard Colterjohn(1)(2) Toronto, Ontario Canada Independent Director	Director of the Corporation since April 2010	300,000	100,000	12,828	Nil	Managing Partner and Principal, Glencoban Capital Management Incorporated
Patrick Downey(1)(2) Toronto, Ontario Canada Independent Director	Director of the Corporation since October 2011	11,031	184,500	562	Nil	Corporate Director and Retired Executive
Terrence Lyons(2)(4) Vancouver, British Columbia Canada Independent Director	Director of the Corporation since October 2011	62,381	202,750	562	Nil	Corporate Director and Retired Executive
Mark Daniel(3) Toronto, Ontario Canada Independent Director	Director of the Corporation since October 2011	7,654	137,050	562	Nil	Corporate Director and Retired Executive
Alan Edwards(3)(4) Golden, Colorado, USA Independent Director	Director of the Corporation since May 2010	8,920	100,000	4,275	Nil	President and Chief Executive Officer, Copper One Incorporated

Notes:

1.	Member of the Audit Committee. See “Audit Committee Information”.
2.	Member of the Nominating & Corporate Governance Committee.
3.	Member of the Compensation Committee.
4.	Member of the Sustainability Committee.
5.	Restricted Share Units are cash based awards, no securities will be issued.

As at the date of this Annual Information Form, the directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 582,954 common shares (2,930,362 common shares if all options and deferred share units held by them are exercised), representing 0.4% of the currently outstanding common shares (2.1% current outstanding common shares if all options held by them are exercised) and 0.4% of the common shares on a fully diluted basis (2% current outstanding common shares on a fully diluted basis if all options and deferred share units held by them are exercised).

None of the current directors or executive officers of the Corporation are, at the date of the Annual Information Form, or was within 10 years before this date, a director, CEO or CFO of a Corporation subject to any cease trade order, bankruptcy, penalty or sanction.

To the best of management’s knowledge, there are no existing or potential material conflicts of interest between the Corporation or any of its subsidiaries and any director or officer of the Corporation or a subsidiary of the Corporation

CORPORATE GOVERNANCE

The corporate governance practices established by AuRico’s board of directors are described in AuRico’s latest management information circular for its annual meeting of shareholders available at www.sedar.com. Details of AuRico’s corporate governance practices compared to the corporate governance listing standards of the New York Stock Exchange are available for review on AuRico’s website at www.auricogold.com under the corporate governance section of the website.

AUDIT COMMITTEE INFORMATION

Overview

The Audit Committee of the Corporation’s Board of Directors is principally responsible for:

a)

recommending to the Corporation’s Board of Directors the external auditor to be nominated for election by the Corporation’s shareholders at each Annual Meeting and negotiating the compensation of such external auditor;

b)	overseeing the work of the external auditor;
c)

reviewing the Corporation’s annual and interim financial statements, Management’s Discussion and Analysis and press releases regarding earnings before they are reviewed and approved by the directors of the Corporation and publicly disseminated by the Corporation; and

d)

reviewing the Corporation’s financial reporting procedures to ensure adequate procedures are in place for the Corporation’s public disclosure of financial information extracted or derived from its financial statements.

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During fiscal 2011, the Audit Committee met six (6) times.

The purposes of the Audit Committee are to assist the board of directors’ oversight of:

  the integrity of AuRico Gold’s financial statements;
  AuRico Gold’s compliance with legal and regulatory requirements relating to financial disclosure;
  the qualifications and independence of AuRico Gold’s independent auditors; and
  the performance of the independent auditors and AuRico Gold’s internal audit function.

In accordance with National Instrument 52-110 - Audit Committees (“NI 52-110”), disclosure of audit fees and other matters related to the composition and operation of the Corporation’s Audit Committee is found in this section of the Annual Information Form of the Corporation.

The Audit Committee’s Charter

The directors of the Corporation have adopted a Charter for the Audit Committee, which sets out the Committee’s mandate, organization, powers and responsibilities. The complete Charter is attached as Schedule “A” to this Annual Information Form.

Composition of the Audit Committee

The members of the Audit Committee are Ronald Smith (Chair), Patrick Downey and Richard Colterjohn. All of the members of the Audit Committee are independent and financially literate, as required by SEC Rule 10A-3, the NYSE Corporation Manual Section 303A.06 – Audit Committee, Section 303A.07 – Audit Committee Additional Requirements and NI 52-110.

Name of Member	Independent (1)	Financially Literate (2)(3)
Ronald Smith	Yes	Yes
Patrick Downey	Yes	Yes
Richard Colterjohn	Yes	Yes

Notes:

1.

To be considered independent, a member of the Audit Committee must not have any direct or indirect “material relationship” with the Corporation. A “material relationship” is a relationship which could, in the view of the directors of the Corporation, be reasonably expected to interfere with the exercise of a member’s independent judgment. In addition, in order to be considered independent, a member of the directors of the Corporation must meet the SEC, NYSE and OSC definition of independence, which is comparable to the foregoing definition. Each member completes a Director Confirmation Form annually to update the Corporation on its independent status.

2.

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

3.

Each year, the members of the Audit Committee complete a Director Confirmation Form. It is in this document that each member provides annual updates on new financial programs or courses they have taken throughout the year to enhance their financial literacy experience.

Relevant Education and Experience

Each member of the Audit Committee of the Corporation has sufficient experience to provide (i) an understanding of the accounting principles used by the Corporation to prepare its financial statements, (ii) an ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) experience in analyzing and evaluating financial statements of the breadth and complexity of issues reasonably expected to be raised by the Corporation’s financial statements, and (iv) an understanding of internal controls and procedures for financial reporting.

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  Mr. Smith is a Chartered Accountant with over 30 years of practical financial and management experience, primarily in the financial, telecommunications and energy sectors.
  Mr. Downey is a corporate director who has been involved in the gold and copper mining industry throughout most of his career. He joined Northgate in 1980 and served as Chief Financial Officer from 1988 until 1992. Mr. Downey is a member of the Canadian Institute of Chartered Accountants, the Ontario Institute of Chartered Accountants and the Ontario Chapter of the Institute of Corporate Directors.
  Mr. Colterjohn is former investment banker with over 20 years of corporate finance experience in the mining sector and other industries.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the Corporation’s Board of Directors.

Reliance on Certain Exemptions

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on any of the exemptions set out in section 2.4 (De Minimis Non-audit Services), Section 3.2 (Initial Public Offerings), Section 3.4 (Events Outside Control of Member), Section 3.5 (Death, Disability or Resignation of Audit Committee Member), in subsection 3.3(2) (Controlled Companies), in Section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances), or Section 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from this Instrument, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the section titled “Responsibilities” in the Charter of the Audit Committee attached hereto as Schedule “A”.

External Auditor Service Fees (By Category, in Canadian dollars)

The following table discloses the fees charged to the Corporation by its external auditor during the fiscal year ended December 31, 2011 and the fiscal year ended December 31, 2010:

Financial Year Ending	Audit Fees (1)		Audit Related Fees (2)	Tax Fees (3)		All Other Fees
December 31, 2011(4)	$895,540	$	Nil	$184,385	$	Nil
December 31, 2010	$673,975	$	Nil	$147,195	$	Nil

Notes:

1.

The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Corporation’s subsidiaries and services associated with the filing of prospectuses.

2.

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not disclosed in the “Audit Fees” column.

3.	The aggregate fees billed for tax compliance, tax advice and tax planning services.
4.

For the year ended December 31, 2011, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2- 01 (c)(7)(i)(C) of U.S. Securities and Exchange Commission Regulation S-X or Section 2.4 of the Canadian Securities Administrators’ National Instrument 52- 110 (Audit Committees).

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LEGAL PROCEEDINGS

Set out below is a summary of material legal proceedings to which AuRico is a party.

Capital Gold Inc. Stockholders

Thirteen punitive proposed shareholder class action suits have been commenced to date which name Capital Gold and AuRico as defendants. Six were filed in the Supreme Court of the State of New York (the "New York state court actions"), six were filed in the DelawareSEC Court of Chancery (the "Delaware actions"), and one was filed in the United States District Court for the Southern District of New York (the "New York federal action").

The plaintiffs generally claim that the directors of Capital Gold breached their fiduciary duties by failing to maximize shareholder value and failing to conduct an appropriate sale process with AuRico. The plaintiffs also allege that Capital Gold, AuRico and Capital Gold AcquireCo aided and abetted these alleged breaches of fiduciary duties. The plaintiff in the New York federal action also alleges that Capital Gold and its directors violated Section 14(a) and Section 20(a) of the Securities Exchange Act by issuing or causing to be issued a registration statement containing material misleading statements and omissions.

The plaintiffs generally seek: i) to have the actions certified as class actions: ii) an injunction to stop the closing of the transaction; iii) rescissory damages in the event the transaction is closed prior to a final judgment; iv) an order that the Capital Gold Board members exercise their fiduciary duty to obtain a transaction in the best interests of Capital Gold through an appropriate process; v) damages in the amount of any benefits improperly received by the defendants; and vi) counsel fees and other costs and disbursements.

On November 12, 2010, the Delaware Court of Chancery consolidated all of the Delaware actions[1],and those plaintiffs filed an amended and consolidated class action complaint on November 16, 2010. On March 10, 2011, the parties in the Delaware action informed the court that they had signed a Memorandum of Understanding intending to settle the action. The settlement was then approved by the Court.

The plaintiff in the New York federal action filed an amended complaint on February 18, 2011. On March 14, 2011, the court in the New York federal action denied (as withdrawn) the plaintiff's motion for a preliminary injunction, stayed the case in favour of the Delaware proceeding and denied plaintiff's request for attorneys' fees. The New York state court actions have also been consolidated and those plaintiffs filed a Consolidated Amended Class Action Complaint on March 2, 2011.

The defendants in the New York Federal Action and the New York State Actions, following the approval of the settlement by the Court in Delaware, filed a stipulation of dismissal. Both courts dismissed the actions with prejudice.

McKenna Class Action

Ed J. McKenna issued a notice of action against the Corporation and certain other parties on February 5, 2008. A statement of claim was filed on March 6, 2008 and an amended statement of claim on July 11, 2008, in the Ontario Superior Court of Justice, Canada. The plaintiff alleges that the Corporation’s short form prospectus dated April 19, 2007 contained a misrepresentation and other misstatements with respect to production rates from the Corporation's gold mines in Mexico, as did certain disclosure documents during the class period of October 10, 2006 to August 10, 2007, and also alleged that the Corporation manipulated grant dates of stock options. On March 16, 2010, the class action was certified in respect of investors who purchased securities through underwriters in Canada under its April 2007 prospectus. The Court did not at that time certify a claim in respect of secondary market purchasers. Following an appeal process with respect to a number of issues, on November 9, 2011 the Court certified a common issue in respect of the tort of civil conspiracy for both investors who purchased securities through underwriters in Canada and secondary market purchasers. The Corporation has brought a motion for leave to appeal the November 9, 2011 decision.

__________________________________________
[1] One of the Delaware actions was withdrawn prior to entry of the Chancery Court’s consolidation order.

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The plaintiff seeks $150,000,000 in special and general damages and $10,000,000 in punitive damages on behalf of the class. Certification is a procedural step in the litigation and no determination has been made of the merits of the claim. The Corporation will continue to vigorously defend the matter, although no assurances can be given with respect to the outcome of any proceedings.

INTEREST OF MANAGEMENT & OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Corporation, or holder of securities of more than 10% of any class of outstanding voting securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in any material transaction with the Corporation or any of its direct or indirect wholly-owned subsidiaries.

TRANSFER AGENT AND REGISTRAR

The Corporation’s transfer agent and registrar is Computershare Trust Corporation of Canada (“Computershare”). Computershare’s register of transfers for the Corporation’s common shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

MATERIAL CONTRACTS

Except as disclosed in this Annual Information Form, and for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts for the fiscal year ended December 31, 2011 and to the date of this Annual Information Form.

INTERESTS OF EXPERTS

The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Corporation as follows during the fiscal ended December 31, 2011, and to the date of this Annual Information Form: (i) Qualified Persons, please see notes to Mineral Reserves & Mineral Resources Tables, in the “Mineral Reserves & Mineral Resources” section. All registered or beneficial interests, direct or indirect, in any securities or other of the Corporation or an affiliate/subsidiary of the Corporation is less than 1% in a class of securities, include a general statement indicating that the interest held by all experts is less than one per cent; and (ii) KPMG, LLP, Chartered Accountants, prepared an audit report as auditors of the Corporation, in connection with the audit of the Corporation’s audited annual financial statements for the fiscal year ended December 31, 2011. KPMG, LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

ADDITIONAL INFORMATION

Additional information about AuRico may be found on SEDAR at www.sedar.com.

Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of AuRico’s securities and securities authorized for issuance under equity compensation plans is contained in AuRico’s most recent management information circular which is filed on SEDAR at www.sedar.com.

Additional financial information can be found in AuRico’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2011, which are filed on SEDAR at www.sedar.com.

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A copy of such documents may be obtained, upon request, from the Corporation. The Corporation may require the payment of a reasonable charge from a person or Corporation who is not a holder of securities of the Corporation.

For additional copies of this Annual Information Form please contact:

Tel: 647-260-8880
AuRico Gold Inc.	Fax: 647-260-8881
110 Yonge Street, Suite 1601	Email: info@auricogold.com
Toronto, Ontario M5C 1T4 Canada	Website: www.auricogold.com

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SCHEDULE “A” – AUDIT COMMITTEE MANDATE

The Audit Committee (hereinafter referred to as the “Committee”) has the responsibilities and duties as outlined below:

Mandate

To perform such duties as may be required by applicable legislation and regulations.
To assist the Board of Directors in fulfilling its oversight responsibilities for:
○	the integrity of the financial statements;
○	compliance with legal and regulatory requirements relating to financial disclosure;
○	oversight of internal audit’s scope and performance;
○	the external auditors’ independence, performance and fees;
○	monitoring of principal risks that could impact financial reporting, including financial risks to the corporation
○	the system of internal control for financial reporting; and
○	monitoring the effectiveness of the Corporation’s disclosure controls and procedures.
To perform such other duties as may from time to time be assigned to the Audit Committee by the Board.

Composition

The Committee shall be composed of three or more directors, appointed by the Board on the recommendation of the Nominating and Corporate Governance Committee. All members of the Committee shall not be an officer or employee of the Corporation. All members must be independent. Independence of the Board members will be defined with applicable legislation and at a minimum each Committee member shall have no direct or indirect relationship with the Corporation which in the view of the Board could reasonably interfere with the exercise of a member’s independent judgment except as otherwise permitted by applicable laws.

All members of the Audit Committee shall be financially literate (as defined by applicable legislation).

If an Audit Committee member ceases to be independent for reasons outside the member’s reasonable control, the member shall tender their resignation to the Chair of the Nominating and Corporate Governance Committee immediately upon the event which caused the member to not be independent.

Members are reappointed annually by the Board, with such appointments to take effect immediately following the Annual General Meeting of shareholders. Members shall hold office until the earlier of the time which their successors are appointed or they cease to be directors of the Corporation. Vacancies of members of the Audit Committee may be filled for the remainder of the current term of appointment by the Board, upon recommendation of the Nominating and Corporate Governance Committee.

Authority

The Committee has authority to:

1.	Conduct or authorize investigations into any matters within its scope of responsibility.

2.	Appoint, compensate, and oversee the work of any registered public accounting firm employed by the organization.

3.

At the Corporation’s expense, as determined by the Committee, retain independent counsel, accountants, or others to advise the Committee or assist in carrying out its duties or assist in the conduct of an investigation.

4.	Meet with management, external auditors, or outside counsel, as necessary.

5.	Call a meeting of the Board to consider any matter of concern to the Audit Committee.

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Meetings

Meetings of the Audit Committee may be called by:

  The Chair
  Any member of the Audit Committee
  The external auditor

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members thereof provided that:

1.

A quorum for meetings shall be the majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and hear each other.

2.	The Committee shall meet quarterly or more frequently as circumstances dictate.

3.

Notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting, provided however, that a member may in any matter waive a notice of meeting. Attendance of a member at a meeting is a waiver of notice of meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

The external auditors shall be invited to attend and be heard at every Audit Committee meeting, and have the opportunity to discuss matters with the Audit Committee without the presence of management at each meeting. The Audit Committee will meet in-camera with the external auditors at each meeting. Meeting minutes shall be recorded and maintained as directed by the Chair of the Committee.

Responsibilities

1.	As required by the Board, the external auditor reports directly to the Audit Committee.

2.	The Audit Committee must recommend to the Board of Directors:

	a.	the external auditor to be nominated for purposes of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

	b.	the compensation of the external auditor.

3.

The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing the Auditor’s Report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

4.

The Audit Committee must pre-approve all non- audit services to be provided to the Corporation or its subsidiary entities by the Corporation’s external auditor. The Audit Committee has delegated to the Chair of the Committee the authority to pre-approve the non- audit services, with such pre- approval presented to the Audit Committee at the next scheduled Audit Committee meeting following such pre- approval.

De minimis non-audit services satisfy the pre-approval requirement provided:

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a.

the aggregate amount of all these non- audit services that were not pre-approved is reasonably expected to constitute no more that 5% of the total audit fees paid by the Corporation and its subsidiaries to the Corporation’s external auditor during the fiscal year in which the services are provided;

b.	the Corporation or subsidiaries of the Corporation, as the case may be, did not recognize the services as non- audit services at the time of the engagement; and

c.

the services are promptly brought to the attention of the Audit Committee of the Corporation and approved, prior to the completion of the audit, by the Audit Committee, who has been granted authority to pre- approve non-audit engagements.

The Audit Committee has instructed management that, to obtain pre- approval, management must detail the work to be performed by the external auditor and obtain the assurance from the external auditor that the proposed work does not impair their independence.

5.

The Audit Committee reviews and recommends to the Board approval of the Corporation’s financial statements, MD&A and related annual and interim press releases prior to the disclosure of this information. It also ensures that adequate procedures are in place for the review of financial information extracted or derived from the Corporation’s financial statements, contained in the Corporation’s other financial disclosures and must periodically assess the adequacy of those procedures.

6.	The Audit Committee must establish procedures for:

	a.	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters; and

	b.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

7.

The Audit Committee must review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

8.

The Audit Committee shall undertake a process to review all financial risks of the business and oversee the review and evaluation of all appropriate risk management techniques. This will involve enquiry of management regarding how financial risks are managed as well as opinions from management and others regarding the degree of integrity of the financial risk mitigation strategies.

9.	The Audit Committee shall report to the Board on the proceedings of each Audit Committee meeting and on the Audit Committee’s recommendations at the next regularly scheduled Board meeting.

10.	The Audit Committee shall review the National Instrument 52- 110 – Audit Committees disclosure required in the Corporation’s Annual Information Form.

11.	The Audit Committee shall annually assess their performance against the stated requirements set out within this mandate.

Link to National Instrument (NI) 52-110 Audit Committees:

http://www.osc.gov.on.ca/en/SecuritiesLaw_rule_20101210_52-110_unofficial-consolidated.htm

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SCHEDULE “B” – GLOSSARY OF TERMS

Ag – Silver

Assay - Analysis to determine the amount or proportion of the element of interest contained within a sample

Au – Gold

Aue – Gold equivalent

Ball mill - A horizontal rotating steel cylinder which grinds ore to fine particles. The grinding is carried out by the pounding and rolling of a charge of steel balls carried within the cylinder

Bench - The horizontal ledge in an excavation or mining operation that is drilled, blasted and excavated separately from other benches

Clastic Rock - A consolidated sedimentary rock composed principally of broken fragments that are derived from pre-existing rocks (of any origin) or from the solid products formed during chemical weathering of such rocks, and that have been transported mechanically to their places of deposition; i.e., a sandstone, conglomerate, or shale; or a limestone consisting of particles derived from a pre-existing limestone

Concentrate - A processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated

Crushing - Breaking of ore from the size delivered from the mine into smaller and more uniform fragments to be then fed to grinding mills or to a leach pad

Cut-off grade - the minimum metal grade at which material can be economically mined and processed (used in the calculation of ore reserves) Cyanidation - A method of extracting gold or silver by dissolving it in a weak solution of sodium cyanide

Development - Work carried out for the purpose of opening up a mineral deposit. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden and/ or waste rock

Dilution - Sub-economic material that is unavoidably included with the mined ore, lowering the mined grade

Doré - Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refine (generally offsite) to almost pure metal

Drift - A horizontal tunnel generally driven within or alongside an orebody and aligned parallel to the long dimension of the ore

Drilling -

Core: a drilling method that uses a rotating barrel and an annular-shaped, diamond-impregnated rock-cutting bit to produce cylindrical rock cores and lift such cores to the surface, where they may be collected, examined and assayed

Geotechnical: diamond drilling targeted and utilized specifically for the collection of information used for mine engineering, slope stability, and underground ground reinforcement purposes

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Reverse circulation: a drilling method that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips rather than core. Air or water is circulated down to the bit between the inner and outer wall of the drill pipe. The chips are forced to surface through the centre of the drill pipe and are collected, examined and assayed

Exploration - Prospecting, sampling, mapping, diamond-drilling and other work involved in locating the presence of economic deposits and establishing their nature, shape and grade

Felsic - mnemonic (adj.) derived from (fe) for feldspar, (l) for feldspathoid, and (s) for silica, and applied to light-colored rocks containing an abundance of one or all of these constituents. Also applied to the minerals themselves, the chief felsic minerals being quartz, feldspar, feldspathoid, and muscovite

Flotation - A process by which some mineral particles are induced to become attached to bubbles and float, and other particles to sink, so that the valuable minerals are concentrated and separated from the uneconomic gangue or waste

Grade - The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals

Mill-head grade: metal content of mined ore going into a mill for processing

Recovered grade: metal content that was extracted from ore by processing

Reserve grade: estimated metal content of an orebody that satisfies all economic, mining, and other criteria to be considered a reserve

g – Grams

g/t – Grams per tonne

Grinding (Milling) - Powdering or pulverizing of ore, by pressure or abrasion, to liberate valuable minerals for further metallurgical processing

LIBOR - The London Inter-Bank Offered Rate for deposits

Metric conversion

Troy ounces	×	31.10348	=	Grams
Troy ounces per short ton	×	34.28600	=	Grams per tonne
Tons	×	0.90718	=	Tonnes
Feet	×	0.30480	=	Metres
Miles	×	1.60930	=	Kilometres
Acres	×	0.40468	=	Hectares
Fahrenheit	(°F-32) × 5 ÷ 9		=	Celsius

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals. Also the device used to perform grinding (milling)

Mineral Reserve - See “Narrative Description of Business – Mineral Reserves and Mineral Resources.”

Mineral Resource - See “Narrative Description of Business – Mineral Reserves and Mineral Resources.”

Mining claim - That portion of applicable mineral lands that a party has staked or marked out in accordance with applicable mining laws to acquire the right to explore for and exploit the minerals under the surface

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Net profits interest royalty (also called “net profits interest” or “net profit interest”) - A royalty based on the profit remaining after recapture of certain operating, capital and other costs

Net smelter return royalty(also called a “net smelter return”) - A royalty based on a percentage of valuable minerals produced with settlement made either in kind or in currency based on the spot sale proceeds received less all of the offsite smelting, refining and transportation costs associated with the purification of the economic metals

NI 43-101 - National Instrument 43-101 – Standards of Disclosure for Mineral Projects

Open pit mine - A mine where materials are removed entirely from a working that is open to the surface

Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit

Orebody - A sufficiently large amount of ore that is contiguous and can be mined economically

Oxide ore (also called “oxides”) - Mineralized rock in which some of the original minerals have been oxidized. Oxidation tends to make the ore more amenable to cyanide solutions so that minute particles of gold will be readily dissolved

Qualified Person - An individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the relevant technical report; and is a member or licensee in good standing of a professional association as defined in NI 43-101

Ramp - An inclined roadway connecting two levels in an open pit mine, or inclined tunnel in an underground mine

Reclamation - The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas

Reclamation Costs - The cost of reclamation plus other costs, including without limitation certain personnel costs, insurance, property holding costs such as taxes, rental and claim fees, and community programs associated with closing an operating mine in compliance with relevant regulations in the local jurisdiction

Recovery rate - A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present

Resuing - A method of stoping wherein the wall rock on one side of the vein is removed before the ore is broken. Employed on narrow veins, less than 30 in (76 cm), and yields cleaner ore than when wall and ore are broken together

Refining - The final stage of metal production in which impurities are removed from the molten metal

Skarn - A metamorphic rock that is usually variably colored green or red, occasionally grey, black, brown or white

Shaft - A vertical passageway to an underground mine for ventilation, moving personnel, equipment, supplies and material including ore and waste rock

Stope - An underground excavation from which ore is extracted

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Tailings - The ground rock material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing

Tailings storage facility - A natural or man-made confined area suitable for depositing the material that remains after the treatment of ore

Tons - Short tons (2,000 pounds)

Tonnes - Metric tonnes (1,000 kilograms), mt

Total cash costs - See “Narrative Description of Business-Production and Total Cash Costs” tpd - tonnes per day Volcanics - A general collective term for extrusive igneous and pyroclastic material and rocks

Volcanoclastic - Pertaining to a clastic rock containing volcanic material without regard to its origin or environment

Vuggy Silica - The texture produced by the dissolving of minerals and rock fragments, and the replacement of the remaining matrix of the rock by silica minerals, usually quartz. This texture is common in high-sulphidation epithermal systems

Wallrock - The rock forming the walls of a vein or other mineral deposit

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